      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 2001


                                                      REGISTRATION NO. 333-58982

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                            THE TRIZETTO GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           33-0761159
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

       567 SAN NICOLAS DRIVE, SUITE 360, NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 719-2200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              JEFFREY H. MARGOLIS
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE TRIZETTO GROUP, INC.
                        567 SAN NICOLAS DRIVE, SUITE 360
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 719-2200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                               K.C. SCHAAF, ESQ.
                           CHRISTOPHER D. IVEY, ESQ.
                        STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                        NEWPORT BEACH, CALIFORNIA 92660
                             KENNETH M. DORAN, ESQ.
                             SCOTT J. CALFAS, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           -------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED MAY 25, 2001


PROSPECTUS

                                5,000,000 Shares

                                      LOGO

                                  COMMON STOCK
                           -------------------------


     We are offering 4,520,000 shares of our common stock and the selling stockholders are selling an additional 480,000 shares of our common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.



     Our common stock is traded on the Nasdaq National Market under the symbol "TZIX." The last reported sale price for our common stock on the Nasdaq National Market on May 24, 2001 was $11.20 per share.


     SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              PER SHARE     TOTAL
                                                              ---------     -----
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds, before expenses, to us............................   $           $
Proceeds, before expenses, to selling stockholders..........   $           $

                           -------------------------


     We and the selling stockholders have granted the underwriters a 30-day option to purchase from us and such selling stockholders up to an additional 750,000 shares of our common stock to cover any over-allotments.


                           -------------------------

                          Joint Book-Running Managers
BEAR, STEARNS & CO. INC.                                             UBS WARBURG
                           -------------------------

                              SALOMON SMITH BARNEY
               The date of this prospectus is              , 2001

                               PROSPECTUS SUMMARY


     This summary highlights information more fully described elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares of our common stock in this offering. You should read this entire prospectus carefully, including "Risk Factors" and our consolidated financial statements and the related notes included elsewhere and incorporated by reference in this prospectus, before deciding to invest in shares of our common stock. Except as otherwise noted, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.


                            THE TRIZETTO GROUP, INC.

OVERVIEW


     We provide industry-leading information technology solutions and services to the healthcare industry, including remotely hosted applications, packaged, proprietary software, an Internet platform, and consulting and business outsourcing services. We offer three sets of complementary products and services: application service provider, or ASP solutions, HealtheWare and HealthWeb. These products and services offer comprehensive, integrated technology solutions to our customers, while providing us with the opportunity to cross-sell our services and diversify our sources of revenue. Our customers include managed care organizations, preferred provider organizations, third-party administrators, provider groups and physician practice management companies. As of March 31, 2001, we served approximately 520 customers. Our payer customers represent more than 90 million health plan members, approximately 40% of the insured population in the United States.



     - ASP SOLUTIONS. Our ASP solutions offer pre-integrated, remotely hosted third-party and proprietary software applications and related services to healthcare payer organizations, benefits administrators and providers on a predictable monthly subscription fee basis. Customers may access complete, professionally managed information technology systems that include primary software applications that are essential to running a healthcare organization, complementary software, and information access and reporting capabilities. In addition to our Erisco and RIMS proprietary administrative software for payers and benefits administrators, we offer third-party healthcare software applications through our vendor partner relationships, which include Quality Care Solutions, Inc., McKesson HBOC, Inc., Great Plains Software, Inc., Medic Computer Systems, Inc., Raintree Systems Inc., Millbrook Corporation, The PenChart Corporation and Epic Systems Corporation. Our transformation services group provides healthcare information technology consulting which includes analyzing customers' needs and capabilities as well as assisting in the installation and implementation of our ASP solutions.


     - HEALTHEWARE. HealtheWare offers packaged software solutions to the payer and benefits administration markets on a licensed basis. HealtheWare solutions save customers significant time and cost when compared to developing custom, in-house software. Our proprietary Erisco products provide the core administrative systems required to operate a healthcare payer organization and are fully configured for use over the Internet. Erisco offers scalable client/server solutions to support the transaction demands of all sizes of managed care organizations. Our proprietary RIMS products automate and simplify the claims adjudication, re-pricing and payment process for benefits administrators.

     - HEALTHWEB. HealthWeb, our proprietary Internet platform, is marketed to healthcare payers and facilitates information exchange and commerce over the Internet among healthcare participants: health plans, providers, employers and health plan members. HealthWeb is designed to manage online eligibility, authorizations, referrals, benefit verification, claims status, claim adjudication and many other transactions. HealthWeb also supports enrollment, demographic changes, primary care physician selection, ID card requests and other transactions for employers, brokers and health plan members.

CUSTOMER BENEFITS

     Our comprehensive suite of products and services provide our customers with the following key benefits:

     - rapid deployment and lower and more predictable costs for customers using our ASP solutions;

     - access to the best healthcare software applications available through our ASP solutions;


     - access to market-leading Erisco and RIMS proprietary packaged software that is highly functional and saves significant time and cost compared to developing custom, in-house software;


     - ability to extend and preserve existing investment in legacy systems through utilizing our ASP solutions and HealthWeb Internet platform;

     - ability of healthcare payers, providers, employers and enrollees to communicate and conduct business over the Internet; and

     - comprehensive service and support through our customer service centers 24 hours a day, seven days a week.

     We believe that our easily implemented and lower cost ASP solutions, our scalable and sophisticated client/server HeatheWare software solutions and our HealthWeb Internet platform provide healthcare payers, providers and administrators the ability to more efficiently and cost effectively operate their businesses.

CORPORATE INFORMATION


     We were incorporated in Delaware on May 27, 1997. Our executive offices are located at 567 San Nicolas Drive, Suite 360, Newport Beach, CA 92660. Our telephone number is (949) 719-2200. Our web site address is www.trizetto.com. Information contained in our web site does not constitute part of this prospectus.

                                  THE OFFERING


Common stock offered by TriZetto.................  4,520,000 shares
Common stock offered by the selling                480,000 shares
  stockholders...................................
Common stock to be outstanding after this          41,304,643 shares
  offering.......................................
Use of proceeds..................................  For working capital and other general corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol....................  "TZIX"


     The above table is based on the number of shares of common stock outstanding as of March 31, 2001. This table excludes:

     - 6,152,692 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2001, at a weighted average exercise price of $11.30 per share (985,862 were exercisable as of March 31, 2001 and the balance are subject to future vesting requirements);

     - 300,000 shares of common stock issuable upon the exercise of warrants outstanding;


     - 738,751 shares of common stock reserved for issuance under future option grants pursuant to our stock incentive plans;


     - 538,476 shares of common stock reserved for issuance under our employee stock purchase plan; and

     - 923,077 shares of common stock issued to Trustco Holdings, Inc. on April 12, 2001 in connection with our acquisition of Infotrust Company.
                           -------------------------


     TriZetto(R), Facets(R), HealthWeb(R) and our HealthWeb logo are our registered trademarks and service marks. ClaimsExchange(TM), enabling health ebusiness(SM), HealtheWare(TM), Managed Care Enterprise(TM), NetworX(TM), QicLink(TM) and our other logos are our trademarks and service marks. This prospectus also includes trademarks of other companies.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table summarizes the financial data for our business during the periods indicated. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.


     - The information under "As Adjusted" in the consolidated balance sheet data below reflects the receipt of the estimated net proceeds from the sale by us of the 4,520,000 shares of common stock in this offering at an assumed public offering price of $11.20 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.


     - See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing basic and diluted net income (loss) per share.


                                                                                THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,             MARCH 31,
                                              ------------------------------    -------------------
                                               1998       1999        2000       2000        2001
                                              -------    -------    --------    -------    --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenue...............................  $11,431    $32,926    $ 89,056    $17,717    $ 46,039
Gross profit................................    3,955      5,539      14,038      2,281      12,112
Loss from operations........................      (16)    (8,411)    (48,617)    (8,117)    (23,026)
Net income (loss)...........................  $    60    $(7,927)   $(42,258)   $(7,881)   $(17,934)
                                              =======    =======    ========    =======    ========
Net income (loss) per share:
  Basic.....................................  $  0.01    $ (0.85)   $  (1.80)   $ (0.42)   $  (0.50)
                                              =======    =======    ========    =======    ========
  Diluted...................................  $  0.00    $ (0.85)   $  (1.80)   $ (0.42)   $  (0.50)
                                              =======    =======    ========    =======    ========
Number of shares used in computing net
  income (loss) per share:
  Basic.....................................    4,937      9,376      23,444     18,888      35,764
                                              =======    =======    ========    =======    ========
  Diluted...................................   12,783      9,376      23,444     18,888      35,764
                                              =======    =======    ========    =======    ========



                                                   AS OF DECEMBER 31,    AS OF MARCH 31, 2001
                                                   ------------------   ----------------------
                                                    1999       2000      ACTUAL    AS ADJUSTED
                                                   -------   --------   --------   -----------
                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, restricted cash and
  short-term investments.........................  $24,806   $ 28,384   $ 31,195    $ 78,411
Total assets.....................................   68,418    363,751    355,617     402,833
Total short-term debt and capital lease
  obligations....................................    1,857     14,555     15,837      15,837
Total long-term debt and capital lease
  obligations....................................    2,728      4,440      4,311       4,311
Total stockholders' equity.......................   51,296    269,430    252,637     299,853



                              RECENT DEVELOPMENTS



     On April 12, 2001, we acquired all of the issued and outstanding capital stock of Infotrust Company from Trustco Holdings, Inc. and Infotrust became our wholly owned subsidiary. Infotrust serves healthcare payers, providing hosted applications services and outsourcing of essential administrative processes. The purchase price of $12.9 million, exclusive of associated costs and assumed liabilities that have not yet been finalized, consisted of 923,077 shares of common stock.



     At the annual meeting of our stockholders on May 16, 2001, our stockholders approved an increase of 1,800,000 shares available under our 1998 Stock Option Plan.

                                  RISK FACTORS

     Before you invest in our common stock you should carefully consider the following factors and cautionary statements, as well as the other information set forth herein. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose a substantial portion of the money you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

OUR BUSINESS IS CHANGING RAPIDLY, WHICH COULD CAUSE OUR QUARTERLY OPERATING RESULTS TO VARY AND OUR STOCK PRICE TO FLUCTUATE.

     Our quarterly operating results have varied in the past, and we expect that they will continue to vary in future periods. Our quarterly operating results can vary significantly based on a number of factors, such as our mix of non-recurring and recurring revenue, our ability to add new customers, renew existing accounts, sell additional products and services to existing customers, meet project milestones and customer expectations, and the timing of new customer sales. The variation in our quarterly operating results could affect the market price of our common stock in a manner that may be unrelated to our long-term operating performance.

     We expect to increase activities and spending in substantially all of our operational areas. We base our expense levels in part upon our expectations concerning future revenue, and these expense levels are relatively fixed in the short-term. If we record lower revenue, we may not be able to reduce our short-term spending in response. Any shortfall in revenue would have a direct impact on our results of operations. For these and other reasons, we may not meet the earnings estimates of securities analysts or investors, and our stock price could decline.


     We have experienced long sales and implementation cycles for our HealtheWare solutions. HealtheWare solutions typically require significant capital expenditures by customers. Major decisions for large payer organizations typically range from six to 12 months or more from initial contact to contract execution. Historically, our implementation cycle has ranged from 12 to 24 months or longer from contract execution to completion of implementation. During the sales cycle and the implementation cycle, we expend substantial time, effort and financial resources preparing contract proposals, negotiating the contract and implementing the solution. We may not realize any revenue to offset these expenditures, and, if we do, accounting principles may not allow us to recognize the revenue during corresponding periods, which could harm our future operating results. Additionally, any decision by our customers to delay implementation may adversely affect our revenue.


WE HAVE A HISTORY OF OPERATING LOSSES AND CANNOT PREDICT WHEN, OR IF, WE WILL ACHIEVE PROFITABILITY.


     We have reported net losses in eight of our past nine quarters (through March 31, 2001). Although our revenue has grown in recent periods, we cannot assure you that our revenue will be maintained at the current level or increase in the future. In addition, we have a limited operating history and it is difficult to evaluate our business. Our stockholders must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in rapidly evolving markets. We cannot assure you that we will achieve or sustain profitability on either a quarterly or annual basis.


     We currently derive our revenue primarily from providing application services, software licensing and maintenance and other services such as consulting. We depend on the continued demand for healthcare information technology and related services. Some of our customers and potential customers may not purchase our products and services or may delay purchasing our products and services as a result of general economic conditions.

     We plan to continue investing in administrative infrastructure, research and development, sales and marketing and acquisitions. As a result, we expect that we will report net losses through at least the fiscal year ending December 31, 2001, and we may never achieve or sustain profitability.

WE DEPEND ON OUR SOFTWARE APPLICATION VENDOR RELATIONSHIPS, AND IF OUR SOFTWARE APPLICATION VENDORS TERMINATE OR MODIFY EXISTING CONTRACTS OR EXPERIENCE BUSINESS DIFFICULTIES, OR IF WE ARE UNABLE TO ESTABLISH NEW RELATIONSHIPS WITH ADDITIONAL SOFTWARE APPLICATION VENDORS, IT COULD HARM OUR BUSINESS.


     We depend, and will continue to depend, on our licensing and business relationships with third-party software application vendors. Our success depends significantly on our ability to maintain our existing relationships with our vendors and to build new relationships with other vendors in order to enhance our services and application offerings and remain competitive. While we attempt to maintain relationships with multiple vendors for similar software applications, in some cases we have a relationship with a single vendor for some specific applications. Although most of our licensing agreements are perpetual or automatically renewable, they are subject to termination in the event that we materially breach such agreements. We cannot assure you that we will be able to maintain relationships with our vendors or establish relationships with new vendors. We cannot assure you that the software, products or services of our third-party vendors will achieve or maintain market acceptance or commercial success. Accordingly, we cannot assure you that our existing relationships will result in sustained business partnerships, successful product or service offerings or the generation of significant revenue for us.



     Our arrangements with third-party software application vendors are not exclusive. We cannot assure you that these third-party vendors regard our relationships with them as important to their own respective businesses and operations. They may reassess their commitments to us at any time and may choose to develop or enhance their own competing distribution channels and product support services. If we do not maintain our existing relationships or if the economic terms of our business relationships change, we may not be able to license and offer these services and products on commercially reasonable terms or at all. Our inability to obtain any of these licenses could delay service development or timely introduction of new services and divert our resources. Any such delays could materially adversely affect our business, financial condition and operating results.



     Our licenses for the use of third-party software applications are essential to the technology solutions we provide for our customers. Loss of any one of our major vendor agreements, or a number of other vendor agreements, may have a material adverse effect on our business, financial condition and operating results.


REVENUE FROM A LIMITED NUMBER OF CUSTOMERS COMPRISE A SIGNIFICANT PORTION OF OUR TOTAL REVENUE, AND IF THESE CUSTOMERS TERMINATE OR MODIFY EXISTING CONTRACTS OR EXPERIENCE BUSINESS DIFFICULTIES, IT COULD ADVERSELY AFFECT OUR REVENUE.


     As of March 31, 2001, we were providing services to approximately 520 customers. Three of our customers, QualChoice of Arkansas, Inc., Preferred Health Network of Maryland, Inc. and Maxicare Health Plans, Inc. represented an aggregate of approximately 36% of our total revenue for the twelve months ended December 31, 2000, and 21% of our total revenue for the three months ended March 31, 2001.


     Although we typically enter into multi-year customer agreements, a majority of our customers are able to reduce or cancel their use of our services before the end of the contract term, subject to monetary penalties. We also provide services to some ASP customers without long-term contracts. In addition, many of our contracts are structured so that we generate revenue based on units of volume, which include the number of members, number of physicians or number of users. If our customers experience business difficulties and the units of volume decline or if a customer ceases operations for any reason, we will generate less revenue under these contracts and our operating results may be materially and adversely impacted.

     Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated contract cancellations or reductions. As a result, any termination, significant reduction or modification of our business relationships with any of our significant customers could have a material adverse effect on our business, financial condition and operating results.

WE ARE GROWING RAPIDLY, AND OUR INABILITY TO MANAGE THIS GROWTH COULD HARM OUR BUSINESS.


     We have rapidly and significantly expanded our operations and expect to continue to do so. This growth has placed, and is expected to continue to place, a significant strain on our managerial, operational, financial, information systems and other resources. As of March 31, 2001, we had grown to over 1,600 employees and independent contractors, from approximately 75 employees and independent contractors in December 1997. We expect to hire a significant number of new employees to support our business. If we are unable to manage our growth effectively, it could have a material adverse effect on our business, financial condition and operating results.


OUR ACQUISITION STRATEGY MAY DISRUPT OUR BUSINESS AND REQUIRE ADDITIONAL FINANCING.


     Since inception, we have made several acquisitions and expect to continue to seek strategic acquisitions as part of our growth strategy. For information related to our material acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and Note 12 of the Notes to the Consolidated Financial Statements. We compete with other companies to acquire businesses. We expect this competition to increase, making it more difficult in the future to acquire suitable companies on favorable terms.


     We may be unable to successfully integrate companies that we have acquired or may acquire in the future in a timely manner. If we are unable to successfully integrate acquired businesses, we may incur substantial costs and delays or other operational, technical or financial problems. In addition, the failure to successfully integrate acquisitions may divert management's attention from our existing business and may damage our relationships with our key customers and employees.

     To finance future acquisitions, we may issue equity securities that could be dilutive to our stockholders. We may also incur debt and additional amortization expenses related to goodwill and other intangible assets as a result of acquisitions. The interest expense related to this debt and additional amortization expense may significantly reduce our profitability and have a material adverse effect on our business, financial condition and operating results.

OUR NEED FOR ADDITIONAL FINANCING IS UNCERTAIN AS IS OUR ABILITY TO RAISE FURTHER FINANCING IF REQUIRED.

     If we continue to incur losses, we may need additional financing to fund operations or growth. We cannot assure you that we will be able to raise additional funds through public or private financings, at any particular point in the future or on favorable terms. Future financings could adversely affect your ownership interest in comparison with those of other stockholders.

OUR BUSINESS WILL SUFFER IF OUR SOFTWARE PRODUCTS CONTAIN ERRORS.

     The proprietary and third-party software products we offer are inherently complex. Despite testing and quality control, we cannot be certain that errors will not be found in current versions, new versions or enhancements of our products. Significant technical challenges also arise with our products because our customers purchase and deploy those products across a variety of computer platforms and integrate them with a number of third-party software applications and databases. If new or existing customers have difficulty deploying our products or require significant amounts of customer support, our costs would increase. Moreover, we could face possible claims and higher development costs if our software contains undetected errors or if we fail to meet our customers' expectations. As a result of the foregoing, we could experience:

     - loss of or delay in revenue and loss of market share;

     - loss of customers;

     - damage to our reputation;

     - failure to achieve market acceptance;

     - diversion of development resources;

     - increased service and warranty costs;

     - legal actions by customers against us which could, whether or not successful, increase costs and distract our management; and

     - increased insurance costs.

     Our software products contain components developed and maintained by third-party software vendors, and we expect that we may have to incorporate software from third-party vendors in our future products. We may not be able to replace the functions provided by the third-party software currently offered with our products if that software becomes obsolete, defective or incompatible with future versions of our products or is not adequately maintained or updated. Any significant interruption in the availability of these third-party software products or defects in these products could harm the sale of our products unless and until we can secure or develop an alternative source. Although we believe there are adequate alternate sources for the technology currently licensed to us, such alternate sources may not be available to us in a timely manner, may not provide us with the same functions as currently provided to us or may be more expensive than products we currently use.

WE COULD LOSE CUSTOMERS AND REVENUE IF WE FAIL TO MEET THE PERFORMANCE STANDARDS IN OUR CONTRACTS.


     Many of our service agreements contain performance standards. These standards include requirements to customize software or build complex interfaces in licensing arrangements and to maintain minimum service levels in ASP contracts. If we fail to meet these standards, our customers could terminate their agreements with us or require that we refund part or all of the fees charged under those agreements. The termination of any of our material licensing or services agreements and/ or any associated refunds could have a material adverse effect on our business, financial condition and operating results.


IF OUR ABILITY TO EXPAND OUR NETWORK INFRASTRUCTURE IS CONSTRAINED IN ANY WAY, WE COULD LOSE CUSTOMERS AND DAMAGE OUR OPERATING RESULTS.

     We must continue to expand and adapt our network and technology infrastructure to accommodate additional users, increased transaction volumes and changing customer requirements. We may not be able to accurately project the rate or timing of increases, if any, in the use of our application services or HealthWeb or be able to expand and upgrade our systems and infrastructure to accommodate such increases. We may be unable to expand or adapt our network infrastructure to meet additional demand or our customers' changing needs on a timely basis, at a commercially reasonable cost or at all. Our current information systems, procedures and controls may not continue to support our operations while maintaining acceptable overall performance and may hinder our ability to exploit the market for healthcare applications and services. Service lapses could cause our users to switch to the services of our competitors.

PERFORMANCE OR SECURITY PROBLEMS WITH OUR SYSTEMS COULD DAMAGE OUR BUSINESS.


     Our customers' satisfaction and our business could be harmed if we or our customers experience any system delays, failures or loss of data. Errors in the processing of customer data may result in loss of data, inaccurate information and delays. Such errors could cause us to lose customers and be liable for damages. We currently process substantially all of our customers' transactions and data at our customer connectivity centers in Englewood, Colorado, and Naperville, Illinois. Although we have safeguards for emergencies and we have contracted backup processing for our customers' critical functions, the occurrence of a major catastrophic event or other system failure at any of our facilities could interrupt data processing or result in the loss of stored data. In addition, we depend on the efficient operation of telecommunication providers which have had periodic operational problems or experienced outages.


     A material security breach could damage our reputation or result in liability to us. We retain confidential customer and patient information in our customer connectivity centers. Therefore, it is critical that our facilities and infrastructure remain secure and that our facilities and infrastructure are perceived by the marketplace to be secure. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

     Our services agreements generally contain limitations on liability, and we maintain insurance with coverage limits of $25 million for general liability and $10 million for professional liability to protect against claims associated with the use of our products and services. However, the contractual provisions and insurance coverage may not provide adequate coverage against all possible claims that may be asserted. In addition, appropriate insurance may be unavailable in the future at commercially reasonable rates. A successful claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and operating results. Even unsuccessful claims could result in litigation or arbitration costs and may divert management's attention from our existing business.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT, RETAIN AND MOTIVATE MANAGEMENT AND OTHER KEY PERSONNEL.

     Our success will depend in large part on the continued services of management and key personnel. Competition for personnel in the healthcare information technology market is intense, and there are a limited number of persons with knowledge of, and experience in, this industry. Any of our executive officers may terminate his or her employment with us at any time. The loss of services from one or more of our management or key personnel, or the inability to hire additional management or key personnel as needed, could have a material adverse effect on our business, financial condition and operating results. Although we currently experience relatively low rates of turnover for our management and key personnel, the rate of turnover may increase in the future. In addition, we expect to further grow our operations, and our needs for additional management and key personnel will increase. Our continued ability to compete effectively in our business depends on our ability to attract, retain and motivate these individuals.

WE RELY ON AN ADEQUATE SUPPLY AND PERFORMANCE OF COMPUTER HARDWARE AND RELATED EQUIPMENT FROM THIRD PARTIES TO PROVIDE SERVICES TO LARGER CUSTOMERS AND ANY SIGNIFICANT INTERRUPTION IN THE AVAILABILITY OR PERFORMANCE OF THIRD-PARTY HARDWARE AND RELATED EQUIPMENT COULD ADVERSELY AFFECT OUR ABILITY TO DELIVER OUR PRODUCTS TO CERTAIN CUSTOMERS ON A TIMELY BASIS.

     As we offer our application services and software to a greater number of customers and particularly to larger customers, we may require specialized computer equipment which may be difficult to obtain on short notice. Any delay in obtaining such equipment may prevent us from delivering large systems to our customers on a timely basis. We also rely on such equipment to meet required performance standards. If such performance standards are not met, we may be adversely impacted under our service agreements with our customers.

ANY FAILURE OR INABILITY TO PROTECT OUR TECHNOLOGY AND CONFIDENTIAL INFORMATION COULD ADVERSELY AFFECT OUR BUSINESS.

     Our success depends in part upon proprietary software and other confidential information. The software and information technology industries have experienced widespread unauthorized reproduction of software products and other proprietary technology. We do not own any patents. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. However, these protections may not be sufficient, and they do not prevent independent third-party development of competitive products or services.

     We believe that our proprietary rights do not infringe upon the proprietary rights of third parties. However, third parties may assert infringement claims against us in the future, and we could be required to enter into a license agreement or royalty arrangement with the party asserting the claim. We may also be required to indemnify customers for claims made against them.

                         RISKS RELATED TO OUR INDUSTRY

IF WE FAIL TO MEET THE CHANGING DEMANDS OF TECHNOLOGY, WE MAY NOT CONTINUE TO BE ABLE TO COMPETE SUCCESSFULLY WITH OTHER PROVIDERS OF SOFTWARE APPLICATIONS.

     The market for our technology and services is highly competitive and rapidly changing and requires potentially expensive technological advances. We believe our ability to compete in this market will depend in part upon our ability to:

     - maintain and continue to develop partnerships with vendors;

     - enhance our current technology and services;

     - respond effectively to technological changes;

     - introduce new technologies; and

     - meet the increasingly sophisticated needs of our customers.

     Competitors may develop products or technologies that are better or more attractive than those offered by us or that may render our technology and services obsolete. Many of our current and potential competitors are larger and offer broader services and have significantly greater financial, marketing and other competitive resources than us.

PART OF OUR BUSINESS WILL SUFFER IF HEALTH PLAN CUSTOMERS DO NOT ACCEPT INTERNET SOLUTIONS.

     The success of HealthWeb depends on the adoption of Internet solutions by health plan customers. Our business could suffer dramatically if Internet solutions are not accepted or not perceived to be effective. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

     - inadequate development of the necessary infrastructure for communication speed, access and server reliability;

     - security and confidentiality concerns;

     - lack of development of complementary products, such as high-speed modems and high-speed communication lines;

     - implementation of competing technologies;

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; and

     - governmental regulation.

     We expect Internet use to continue to grow in number of users and volume of traffic. The Internet infrastructure may be unable to support the demands placed on it by this continued growth.

     Growth in the demand for our application and Internet platform services depends on the adoption of Internet solutions by healthcare participants, which requires the acceptance of a new way of conducting business and exchanging information. To maximize the benefits of our solutions, our customers must be willing to allow their applications and data to be hosted in our customer connectivity centers.

THE INTENSIFYING COMPETITION WE FACE FROM BOTH ESTABLISHED ENTITIES AND NEW ENTRIES IN THE MARKET MAY ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY.

     We face intense competition. Many of our competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources and greater market recognition than we have. Many of our competitors also have, or may develop or acquire, substantial installed customer bases in the healthcare industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their applications or services than we can devote.

     Our competitors can be categorized as follows:

     - information technology outsourcing companies, such as Computer Sciences Corporation, Electronic Data Systems Corporation and Perot Systems Corporation;

     - healthcare information software vendors, such as Cerner Corporation, IDX Systems Corporation and McKesson HBOC, Inc.;

     - healthcare information technology consulting firms, such as First Consulting Group, Inc., Superior Consultant Holdings Corporation and the consulting divisions or former affiliates of the major accounting firms;

     - application services providers, such as Exodus Communications, Inc. and USinternetworking, Inc.; and

     - healthcare e-commerce and portal companies, such as WebMD Corporation.

     Each of these types of companies can be expected to compete with us within the various segments of the healthcare information technology market. Furthermore, major software information systems companies and other entities, including those specializing in the healthcare industry that are not presently offering applications that compete with our technology and services, may enter these markets. In addition, some of our third-party software vendors may compete with us from time to time by offering their software on a licensed basis or ASP basis directly.

     We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

THE INSOLVENCY OF OUR CUSTOMERS OR THE INABILITY OF OUR CUSTOMERS TO PAY FOR OUR SERVICES WOULD DECREASE OUR REVENUE.

     Healthcare payer organizations are often required to maintain restricted cash reserves and satisfy strict balance sheet ratios promulgated by state regulatory agencies. In addition, healthcare payer organizations are subject to risks that physician groups or associations within their organizations become subject to costly litigation or become insolvent, which may adversely affect the financial stability of the payer organizations. If healthcare payer organizations are unable to pay for our services because of their need to maintain cash reserves or failure to maintain balance sheet ratios or solvency, our ability to collect fees for services rendered would be impaired and our financial condition could be adversely affected.

CONSOLIDATION OF HEALTHCARE PAYER ORGANIZATIONS COULD DECREASE THE NUMBER OF OUR EXISTING AND POTENTIAL CUSTOMERS.

     There has been and continues to be acquisition and consolidation activity in the healthcare payer organizations industry. Mergers or consolidations of payer organizations in the future could decrease the number of our existing and potential customers. A smaller market for our products and services could result in lower revenue.

CHANGES IN GOVERNMENT REGULATION OF THE HEALTHCARE INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS.

     During the past several years, the healthcare industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and certain capital expenditures. In addition, proposals to reform the healthcare system have been considered by Congress. These proposals, if enacted, may further increase government involvement in healthcare, lower reimbursement rates and otherwise adversely affect the healthcare industry which could adversely impact our business. The impact of regulatory developments in the healthcare industry is complex and difficult to predict, and our business could be adversely affected by existing or new healthcare regulatory requirements or interpretations.


     Participants in the healthcare industry, such as our payer and provider customers, are subject to extensive and frequently changing laws and regulations, including laws and regulations relating to the confidential treatment and secure transmission of patient medical records and other healthcare information. Legislators at both the state and federal levels have proposed additional legislation relating to the use and disclosure of medical information, and the federal government is likely to enact new federal laws or regulations in the near future. Pursuant to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Department of Health and Human Services ("DHHS") has issued a series of regulations setting forth security, privacy and transactions standards for all health plans, clearinghouses and healthcare providers to follow with respect to individually identifiable health information. DHHS has issued final regulations mandating the use of standard transactions and code sets, with compliance required by October 16, 2002. DHHS has also issued final HIPAA privacy regulations, with a scheduled compliance date of April 14, 2003, and proposed HIPAA security regulations. Many of our customers will also be subject to state laws implementing the federal Gramm-Leach-Bliley Act, relating to certain disclosures of nonpublic personal health information and nonpublic personal financial information by insurers and health plans.


     Our payer and provider customers must comply with HIPAA, its regulations and other applicable healthcare laws and regulations. Accordingly, in order for our products and services to be marketable, they must contain features and functions that allow our customers to comply with these laws and regulations. We believe our products currently allow our customers to comply with existing laws and regulations. However, because some HIPAA regulations have yet to be issued and because the proposed HIPAA regulations may be modified prior to becoming final, our products may require modification in the future. If we fail to offer solutions that permit our customers to comply with applicable laws and regulations, our business will suffer.

     We perform billing and claims services that are governed by numerous federal and state civil and criminal laws. The federal government in recent years has imposed heightened scrutiny on billing and collection practices of healthcare providers and related entities, particularly with respect to potentially fraudulent billing practices, such as submissions of inflated claims for payment and upcoding. Violations of the laws regarding billing and coding may lead to civil monetary penalties, criminal fines, imprisonment or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs for us and our customers. Any of these results could have a material adverse effect on our business, financial condition and operating results.

     Federal and state consumer protection laws may apply to us when we bill patients directly for the cost of physician services provided. Failure to comply with any of these laws or regulations could result in a loss of licensure or other fines and penalties. Any of these results could have a material adverse effect on our business, financial condition and operating results.

     In addition, laws governing healthcare payers and providers are often not uniform among states. This could require us to undertake the expense and difficulty of tailoring our products in order for our customers to be in compliance with applicable state and local laws and regulations.

PART OF OUR BUSINESS IS SUBJECT TO GOVERNMENT REGULATION RELATING TO THE INTERNET THAT COULD IMPAIR OUR OPERATIONS.

     The Internet and its associated technologies are subject to increasing government regulation. A number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation and quality of products and services. Many existing laws and regulations, when enacted, did not anticipate the methods of the Internet-based ASP, software and information technology solutions we offer. We believe, however, that these laws may be applied to us. We expect our products and services to be in substantial compliance with all material federal, state and local laws and regulations governing our operations. However, new legal requirements or interpretations applicable to the Internet could decrease the growth in the use of the Internet, limit the use of the Internet for our products and services or prohibit the sale of a particular product or service, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and financial conditions. To the extent that we market our products and services outside the United States, the international regulatory environment relating to the Internet and healthcare services could also have an adverse effect on our business.

     A number of legislative proposals have been made that would impose additional taxes on the sale of goods and services over the Internet. Although in October 1998 Congress placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce which could adversely affect our opportunity to derive financial benefit from such activities.

                         RISKS RELATED TO THIS OFFERING

SINCE WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS FROM THIS OFFERING, WE MAY USE THE PROCEEDS IN WAYS WITH WHICH YOU DISAGREE.

     We have not allocated specific amounts of the net proceeds from this offering for any specific purpose. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The failure of our management to use such funds effectively could have a material adverse effect on our business financial condition and operating results.

OUR OFFICERS AND DIRECTORS WILL BE ABLE TO INFLUENCE TRIZETTO AFTER THIS
OFFERING.


     Based on the number of shares of our common stock outstanding as of March 31, 2001, executive officers, directors and persons and entities affiliated with them will, in the aggregate, own approximately 41.7% of our outstanding common stock following this offering. These stockholders, if acting together, would be able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.


A SIGNIFICANT PORTION OF OUR OUTSTANDING CAPITAL STOCK IS CONTROLLED BY IMS HEALTH INCORPORATED AND COULD RESULT IN IMS BEING ABLE TO INFLUENCE TRIZETTO AFTER THIS OFFERING.


     In connection with our acquisition of Erisco, Inc., we issued to IMS Health Incorporated 12,142,857 shares of our common stock and IMS became entitled to appoint one member to our Board of Directors. Assuming completion of this offering, based on the shares of common stock outstanding as of March 31, 2001, IMS will own approximately 29.4% of our outstanding shares of common stock. As a result, IMS controls a significant portion of our shareholders' voting power and could make the approval of mergers or other business combination transactions more difficult to achieve. As a condition to the acquisition of Erisco, IMS entered into a stockholder agreement pursuant to which IMS agreed not to purchase additional shares of TriZetto for a period of up to four years after the acquisition.


WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND IN OUR CONTRACTS THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY, EVEN IF SUCH AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Certain provisions of our certificate of incorporation, our bylaws, Delaware law and our contracts could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. Some of these provisions:

     - authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

     - prohibit stockholder action by written consent;

     - establish a classified board of directors; and

     - require advance notice for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

     We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

THE TRADING PRICES AND VOLUMES OF OUR STOCK HAVE BEEN VOLATILE AND WE EXPECT THAT THIS VOLATILITY WILL CONTINUE.

     Our stock price and trading volumes have been highly volatile since our initial public offering on October 8, 1999. We expect that this volatility will continue in the future due to factors such as:

     - actual or anticipated fluctuations in results of operations;

     - changes in or failure to meet securities analysts' expectations;

     - changes in market valuation of companies in our sector;

     - announcements of technological innovations, significant contracts, capital commitments and acquisitions;

     - introduction of new services by us or our competitors;

     - developments with respect to intellectual property rights;

     - conditions and trends in the Internet, technology and healthcare industries;

     - future sales of common stock; and

     - general market conditions.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies. These broad market fluctuations may result in a material decline in the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect on our business and operating results.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS THE PRICE OF OUR COMMON STOCK.


     As of March 31, 2001, we had approximately 36,784,643 shares of common stock outstanding. Sales of a substantial number of shares of common stock in the public market could cause the market price of our common stock to decline. Certain of our stockholders have registration rights with respect to the common stock and 1,270,924 shares of common stock held by those stockholders have been registered since October 9, 1999. We do not know if those stockholders have sold such registered shares in the public market. The sale of the registered shares, along with the exercise of the remaining registration rights and subsequent sale of the securities could depress the price of our common stock.


A LARGE NUMBER OF SHARES OF OUR COMMON STOCK WILL BE ELIGIBLE FOR SALE SHORTLY AFTER THE OFFERING, WHICH COULD RESULT IN A DECLINE IN OUR STOCK PRICE.


     Sales in the market of a substantial number of shares of common stock after the offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the shares of common stock outstanding as of March 31, 2001, we will have 41,304,643 shares of common stock outstanding immediately after this offering. The 5,000,000 shares sold in this offering, which would be 5,750,000 shares if the underwriters' over-allotment option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the Federal securities laws unless purchased by our affiliates. 16,331,748 of the remaining shares of common stock outstanding on completion of this offering will be restricted securities that have been held for less than two years and an additional 4,630,350 shares of our common stock that have been held for more than two years are held by affiliates and are subject to certain restrictions upon resale. Some of our stockholders and option holders are subject to agreements that limit their ability to sell common stock. These holders cannot sell or otherwise dispose of any shares of common stock for a period of at least 90 days after the date of this prospectus without the prior written approval of Bear, Stearns & Co. Inc. When these agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases only pursuant to the volume, manner of sale and notice requirements. If these shares are sold, our stock price could fall.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain forward-looking statements, including, without limitation, statements concerning the future of the industry, business strategy, continued acceptance and growth of our business and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management's views as of the date of this prospectus. The "Risk Factors" and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS


     The net proceeds from the sale of the 5,000,000 shares of common stock offered hereby will be approximately $47.2 million to us and $5.1 million to the selling stockholders, based upon an assumed public offering price per share of $11.20 after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares of our common stock being offered by the selling stockholders in this prospectus.



     The primary purpose of this offering is to increase our cash resources and working capital. We intend to use the proceeds of this offering for general corporate purposes and working capital. We have not yet performed studies or determined the actual expenditures, therefore, we cannot estimate the amounts to be used for each purpose. The amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the market response to the introduction of any new service offerings. In addition, we may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering.


     Pending the above uses, we intend to invest the net proceeds of this offering in interest-bearing investment grade securities, including taxable securities such as governmental securities, asset-backed securities, corporate bonds and certificates of deposits and tax exempt securities such as municipal bonds and notes.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. Our current bank credit facilities contain restrictions prohibiting us from paying any cash dividends without the bank's prior approval.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "TZIX" since our initial public offering at $9.00 per share on October 8, 1999. Prior to that time, there had not been a market for our common stock. The following table shows the high and low per share sales prices of our common stock as reported on the Nasdaq National Market for the periods indicated:


                                                               HIGH       LOW
                                                              ------    -------
YEAR ENDING DECEMBER 31, 2001:
  Second Quarter (through May 24, 2001).....................  $15.13    $ 9.97
  First Quarter.............................................  $16.75    $ 9.38

YEAR ENDED DECEMBER 31, 2000:
  Fourth Quarter............................................  $23.94    $13.13
  Third Quarter.............................................  $19.73    $ 8.75
  Second Quarter............................................  $35.75    $10.06
  First Quarter.............................................  $91.25    $27.00

YEAR ENDED DECEMBER 31, 1999:
  Fourth Quarter (from October 9, 1999).....................  $54.00    $ 6.50



     On May 24, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $11.20 per share. As of May 23, 2001, there were 185 holders of record of our common stock.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of March 31, 2001, (i) on an actual basis, and (ii) on an as adjusted basis, to reflect our sale of 4,520,000 shares of common stock offered by us in this offering at an assumed offering price of $11.20 per share. You should read the following table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes incorporated by reference in this prospectus.



                                                                  MARCH 31, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
Total short-term debt and capital lease obligations.........  $ 15,837     $ 15,837
Total long-term debt and capital lease obligations..........     4,311        4,311
                                                              --------     --------
                                                                20,148       20,148
Stockholders' equity:
  Common stock, $0.001 par value, 95,000,000 shares
     authorized, actual and as adjusted; 36,784,643 shares
     issued and outstanding, actual; and 41,304,643 shares
     issued and outstanding as adjusted.....................        37           42
  Additional paid-in capital................................   330,804      378,015
  Notes receivable from stockholders........................       (41)         (41)
  Deferred stock compensation...............................    (8,864)      (8,864)
  Accumulated other comprehensive income....................         5            5
  Accumulated deficit.......................................   (69,304)     (69,304)
                                                              --------     --------
     Total stockholders' equity.............................   252,637      299,853
                                                              --------     --------
     Total capitalization...................................  $272,785     $320,001
                                                              ========     ========



     The table set forth above is based on shares of our common stock outstanding as of March 31, 2001. This table excludes:



     - 6,152,692 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2001, at a weighted average exercise price of $11.30 per share (985,862 were exercisable as of March 31, 2001 and the balance are subject to future vesting requirements);


     - 300,000 shares of common stock issuable upon the exercise of warrants outstanding;


     - 738,751 shares of common stock reserved for issuance under future option grants pursuant to our stock incentive plans;


     - 538,476 shares of common stock reserved for issuance under our employee stock purchase plan; and

     - 923,077 shares of common stock issued to Trustco Holdings, Inc. on April 12, 2001 in connection with our acquisition of Infotrust Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. The statements of operations data of Croghan & Associates, Inc., for the year ended December 31, 1996 and for the nine months ended September 30, 1997 are derived from the audited financial statements of Croghan & Associates, Inc., our predecessor company, not included in this prospectus. The balance sheet data of Croghan & Associates, Inc. as of December 31, 1996 is derived from unaudited financial statements not included in this prospectus. The consolidated statements of operations data for the period from May 27, 1997 (date of inception) to December 31, 1997 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from our audited consolidated financial statements not included in this prospectus. Our consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000, and our consolidated balance sheet data as of December 31, 1999 and 2000 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated statement of operations data for the three months ended March 31, 2000 and 2001, and our consolidated balance sheet data as of March 31, 2001, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.



                                                                                   THE TRIZETTO GROUP, INC.
                                                              -------------------------------------------------------------------
                                CROGHAN & ASSOCIATES, INC.      PERIOD FROM
                               ----------------------------    MAY 27, 1997
                                               NINE MONTHS       (DATE OF                                         THREE MONTHS
                                YEAR ENDED        ENDED         INCEPTION)        YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                               DECEMBER 31,   SEPTEMBER 30,   TO DECEMBER 31,   ----------------------------   ------------------
                                   1996           1997             1997          1998      1999       2000      2000       2001
                               ------------   -------------   ---------------   -------   -------   --------   -------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue:
  Recurring revenue..........    $ 5,088         $ 3,881          $1,191        $ 5,300   $19,448   $ 61,811   $11,967   $ 30,323
  Non-recurring revenue......         --              --           1,328          6,131    13,478     27,245     5,750     15,716
                                 -------         -------          ------        -------   -------   --------   -------   --------
    Total revenue............      5,088           3,881           2,519         11,431    32,926     89,056    17,717     46,039
                                 -------         -------          ------        -------   -------   --------   -------   --------
Cost of revenue:
  Recurring revenue..........      4,068           3,609           1,250          3,978    17,350     54,929    11,365     24,271
  Non-recurring revenue......         --              --             422          3,498    10,037     20,089     4,071      9,656
                                 -------         -------          ------        -------   -------   --------   -------   --------
    Total cost of revenue....      4,068           3,609           1,672          7,476    27,387     75,018    15,436     33,927
                                 -------         -------          ------        -------   -------   --------   -------   --------
Gross profit.................      1,020             272             847          3,955     5,539     14,038     2,281     12,112
                                 -------         -------          ------        -------   -------   --------   -------   --------
Operating expenses:
  Research and development...         --              --              --          1,084     2,394      8,463     1,640      4,844
  Selling, general and
    administrative...........      2,142           2,415             672          2,887     9,366     34,144     6,595     13,010
  Amortization of goodwill
    and acquired
    intangibles(1)...........         --              --              --             --       783     18,622     1,627     17,284
  Write-off of acquired
    in-process
    technology(1)............         --              --              --             --     1,407      1,426       536         --
                                 -------         -------          ------        -------   -------   --------   -------   --------
    Total operating
      expenses...............      2,142           2,415             672          3,971    13,950     62,655    10,398     35,138
                                 -------         -------          ------        -------   -------   --------   -------   --------
Income (loss) from
  operations.................     (1,122)         (2,143)            175            (16)   (8,411)   (48,617)   (8,117)   (23,026)
Interest income..............         21              15              15            210       527      1,394       263        408
Interest expense.............     (1,341)            (84)            (13)           (52)     (256)      (883)      (27)      (334)
                                 -------         -------          ------        -------   -------   --------   -------   --------
Income (loss) before
  provision for income taxes
  and extraordinary item.....     (2,442)         (2,212)            177            142    (8,140)   (48,106)   (7,881)   (22,952)
Provision for (benefit of)
  income taxes...............         --              --              74             82      (213)    (5,848)       --     (5,018)
                                 -------         -------          ------        -------   -------   --------   -------   --------
Income (loss) before
  extraordinary item.........     (2,442)         (2,212)            103             60    (7,927)   (42,258)   (7,881)   (17,934)
Extraordinary item:
  Gain on forgiveness of
    debt.....................         --           1,000              --             --        --         --        --         --
                                 -------         -------          ------        -------   -------   --------   -------   --------
  Net income (loss)..........    $(2,442)        $(1,212)         $  103        $    60   $(7,927)  $(42,258)  $(7,881)  $(17,934)
                                 =======         =======          ======        =======   =======   ========   =======   ========
Net income (loss) per share:
  Basic......................                                     $ 0.05        $  0.01   $ (0.85)  $  (1.80)  $ (0.42)  $  (0.50)
                                                                  ======        =======   =======   ========   =======   ========
  Diluted....................                                     $ 0.03        $  0.00   $ (0.85)  $  (1.80)  $ (0.42)  $  (0.50)
                                                                  ======        =======   =======   ========   =======   ========
Shares used in computing net
  income (loss) per share:
  Basic......................                                      2,065          4,937     9,376     23,444    18,888     35,764
                                                                  ======        =======   =======   ========   =======   ========
  Diluted....................                                      4,074         12,783     9,376     23,444    18,888     35,764
                                                                  ======        =======   =======   ========   =======   ========



Footnotes appear on the following page.

                                                   CROGHAN &
                                                ASSOCIATES INC.               THE TRIZETTO GROUP, INC.
                                                ---------------   ------------------------------------------------
                                                                  AS OF DECEMBER 31,                       AS OF
                                                ------------------------------------------------------   MARCH 31,
                                                     1996          1997     1998     1999       2000       2001
                                                ---------------   ------   ------   -------   --------   ---------
                                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, restricted cash and
  short-term investments......................      $ 1,757       $  773   $3,681   $24,806   $ 28,384   $ 31,195
Total assets..................................       11,174        2,634    8,720    68,418    363,751    355,617
Total short-term debt and capital lease
  obligations.................................           --           --       80     1,857     14,555     15,837
Total long-term debt and capital lease
  obligations.................................        1,400          520      645     2,728      4,440      4,311
Mandatorily redeemable convertible preferred
  stock(2)....................................           --           --    6,449        --         --         --
Total stockholders' equity (deficit)..........        7,819          563     (741)   51,296    269,430    252,637


-------------------------

(1) In connection with our acquisitions in 1999 and 2000, we amortized $0.8 million and $18.6 million of goodwill and acquired intangibles, respectively, and wrote off $1.4 million per year of the total purchase price to acquired in-process technology as the technological feasibility of the products had not been established. See Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview and
    Note 12 of Notes to Consolidated Financial Statements included in this prospectus for an explanation of the acquisitions, the amortization of goodwill and acquired intangibles and the acquired in-process technology.


(2) The mandatory redeemable convertible preferred stock was converted to common stock at the time of our initial public offering.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


OVERVIEW


     We provide industry-leading information technology solutions and services to the healthcare industry, including remotely hosted applications, packaged, proprietary software, an Internet platform, and consulting and business outsourcing services. Our customers include managed care organizations, preferred provider organizations, third-party administrators, provider groups and physician practice management companies. As of March 31, 2001, we served approximately 520 customers. Our payer customers represent more than 90 million members, approximately 40% of the insured population in the United States.


     We were incorporated in Delaware in May 1997. Since completing our initial public offering in October 1999, we have completed the following acquisitions, all of which were accounted for using the purchase method of accounting:


----------------------------------------------------------------------------------------------------------
ACQUISITION                       CLOSING DATE               PURCHASE PRICE
                                                                                        CONSIDERATION
----------------------------------------------------------------------------------------------------------
 Novalis Corporation              November 29, 1999          $18.2 million          Cash and stock
 Finserv Health Care Systems,     December 22, 1999          $5.8 million           Cash and stock
   Inc.
 Healthcare Media                 January 11, 2000           $7.2 million           Cash and stock
   Enterprises, Inc. (HME)
 Erisco, Inc.                     October 2, 2000            $228.7 million         Stock
 Resource Information             December 1, 2000           $99.3 million          Cash and stock
   Management Systems, Inc.
   (RIMS)
 Infotrust Company                April 12, 2001             $12.9 million          Stock
                                                             (exclusive of
                                                             associated costs
                                                             and assumed
                                                             liabilities that
                                                             have not yet been
                                                             finalized)
----------------------------------------------------------------------------------------------------------


     On October 2, 2000, we acquired all of the issued and outstanding capital stock of Erisco from IMS Health Incorporated and Erisco became our wholly owned subsidiary. The purchase price of approximately $228.7 million consisted of 12,142,857 shares of common stock with a value of $15.89 per share, assumed liabilities of $30.0 million, which included $14.2 million of deferred tax liability resulting from the differences between the book and tax bases of the intangible assets arising as a result of the acquisition, and acquisition costs of approximately $5.8 million. At the time of the transaction, Erisco's balance sheet included $32.0 million of cash. Pursuant to the merger agreement and related stockholders agreement, IMS Health has appointed one member to our Board of Directors.

     On December 1, 2000, we acquired all of the issued and outstanding capital stock of RIMS and RIMS became our wholly owned subsidiary. The purchase price of approximately $99.3 million consisted of 2,588,427 shares of common stock with a value of $21.20 per share, $3.0 million in cash, assumed liabilities of $35.7 million, which included $16.6 million of deferred tax liability resulting from the differences between the book and tax bases of the intangible assets arising as a result of the acquisition, and acquisition costs of approximately $1.0 million. In addition, we assumed employee stock options to purchase approximately 300,000 shares of our common stock and agreed to issue up to 94,354 shares of restricted common stock to certain employees, of which 82,553 shares have been issued to date.

     Our revenue is classified into two categories: (i) recurring or multi-year contractually-based revenue and (ii) revenue generated from non-recurring agreements.

     Recurring revenue from application services is subscription-based and billed monthly over a contract term of typically three to seven years. The amount billed monthly is based on units of volume, such as numbers of physicians, members or desktops covered by each contract. Recurring software maintenance revenue is typically based on one-year renewable contracts. Recurring revenue is recognized ratably over the term of the contract. Non-recurring revenue from consulting services is billed principally on either a time and materials or a fixed fee basis and is recognized as the services are performed. Non-recurring revenue from software license sales is recognized when revenue recognition criteria have been satisfied. Cash received in excess of revenue recognized is recorded as deferred revenue.

     Cost of revenue are those costs related to the products and services we provide to our customers and costs associated with the operation and maintenance of our customer connectivity centers. These costs include salaries and related expenses for consulting personnel, customer connectivity centers personnel, customer support personnel, application software license fees, amortization of capitalized software development costs, telecommunications costs and maintenance costs.

     Research and development expenses are salaries and related expenses associated with the development of software applications prior to establishment of technological feasibility and include compensation paid to engineering personnel and fees to outside contractors and consultants. Costs incurred internally in the development of our software products are expensed as incurred as research and development expenses until technological feasibility has been established, at which time any future production costs are properly capitalized and amortized to cost of revenue based on current and future revenue over the remaining estimated economic life of the product.

     Selling, general and administrative expenses consist primarily of salaries and related expenses for sales, account management, marketing, administrative, finance, legal, human resources and executive personnel, commissions, expenses for marketing programs and trade shows and fees for professional services.

RESULTS OF OPERATIONS


QUARTER ENDED MARCH 31, 2001 COMPARED TO THE QUARTER ENDED MARCH 31, 2000



     REVENUE. Total revenue in the first quarter of 2001 increased $28.3 million, or 160%, to $46.0 million from $17.7 million for the same period in 2000. Of this increase, $26.5 million was generated by the acquisitions of Erisco and RIMS in the fourth quarter of 2000. The remaining increase of $1.8 million primarily represented net growth in our ASP solutions business.



     Recurring revenue in the first quarter of 2001 increased $18.3 million, or 153%, to $30.3 million from $12.0 million for the same period in 2000. Of this increase, $14.5 million was generated by our acquisitions of Erisco and RIMS. The remaining increase of $3.8 million primarily represented growth in our ASP solutions business from one customer of $2.8 million and $1.0 million resulted from the signings of long-term contracts by two customers.



     Non-recurring revenue in the first quarter of 2001 increased $10.0 million, or 173%, to $15.7 million from $5.7 million for the same period in 2000. Of this increase, $12.0 million was generated by our acquisitions of Erisco and RIMS, which was offset in part by a decrease of

$2.0 million of consulting services revenue provided by our transformation services group to a payer customer as part of its monthly, recurring fee under a long-term contract.



     COST OF REVENUE. Cost of revenue in the first quarter of 2001 increased $18.5 million, or 120%, to $33.9 million from $15.4 million for the same period in 2000. Of this increase, $13.6 million represented incremental costs associated with our acquisitions of Erisco and RIMS. The remaining increase of $4.9 million was primarily due to the costs incurred to support the overall expansion of our ASP solutions business. As a percentage of total revenue, cost of revenue approximated 74% in the first quarter of 2001 and 87% in the first quarter of 2000.



     Cost of recurring revenue in the first quarter of 2001 increased $12.9 million, or 114%, to $24.3 million from $11.4 million for the same period in 2000. Of this increase, $8.1 million represented incremental costs associated with our acquisitions of Erisco and RIMS. The remaining increase of $4.8 million was primarily due to additional expenses for personnel and facilities to support our growing ASP solutions business, as well as increased network operation costs, software license fees, and other costs required to support our increased consulting services revenue. As a percentage of recurring revenue, cost of recurring revenue approximated 80% in the first quarter of 2001 and 95% in the first quarter of 2000.



     Cost of non-recurring revenue in the first quarter of 2001 increased $5.6 million, or 137%, to $9.7 million from $4.1 million for the same period in 2000. The increase was primarily due to incremental costs associated with our acquisitions of Erisco and RIMS. As a percentage of non-recurring revenue, cost of non-recurring revenue approximated 61% in the first quarter of 2001 and 71% in the first quarter of 2000.



     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased $3.2 million, or 195%, to $4.8 million from $1.6 million for the same period in 2000. Of this increase, $3.6 million represented incremental research and development costs associated with our acquisitions of Erisco and RIMS which was offset in part by a decrease in development expense related to our declining development of in-house Novalis products. As a percentage of total revenue, research and development expenses approximated 11% in the first quarter of 2001 and 9% in the first quarter of 2000.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in the first quarter of 2001 increased $6.4 million, or 97%, to $13.0 million from $6.6 million for the same period in 2000. Of this increase, $3.6 million represented incremental costs associated with our acquisitions of Erisco and RIMS. The remaining increase of $2.8 million was due primarily to growing our sales force and expanding our market presence while introducing new products and integrated solutions to the market. As a percentage of total revenue, selling, general and administrative expenses approximated 28% in the first quarter of 2001 and 37% in the first quarter of 2000.



     AMORTIZATION OF GOODWILL AND ACQUIRED INTANGIBLES. Amortization of goodwill and acquired intangibles in the first quarter of 2001 increased $15.7 million, or 962%, to $17.3 million from $1.6 million for the same period in 2000. Of this increase, $15.3 million represented incremental costs associated with our acquisitions of Erisco and RIMS. The remaining increase of $358,000 was due primarily to the increase of amortization of goodwill from other acquisitions.



     WRITE-OFF OF ACQUIRED IN-PROCESS TECHNOLOGY. Write-off of acquired in-process technology was zero in the first quarter of 2001 and $536,000 for the same period in 2000. Our acquisition of HME in January 2000 resulted in an excess of purchase price over the fair market value of the net assets acquired of $6.8 million. Of this amount, $536,000 was allocated to acquired in-process technology and was written off in January 2000.

     INTEREST INCOME. Interest income in the first quarter of 2001 increased $145,000, or 55%, to $408,000 from $263,000 for the same period in 2000. The increase was due to the increase in cash available for investing which resulted primarily from the $32.0 million of cash received from our acquisition of Erisco.



     INTEREST EXPENSE. Interest expense in the first quarter of 2001 increased $307,000, or 1,137%, to $334,000 from $27,000 for the same period in 2000. The increase was primarily due to borrowings under our revolving line of credit, as well as additional borrowings on new capital lease agreements.



     BENEFIT OF INCOME TAXES. Benefit of income taxes was $5.0 million in the first quarter of 2001 compared to zero for the same period in 2000. The benefit was primarily generated from the net reduction of deferred tax liabilities, primarily resulting from the amortization of intangible assets relating to the Erisco and RIMS acquisitions.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     REVENUE. Total revenue in 2000 increased $56.2 million, or 171%, to $89.1 million from $32.9 million in 1999. Of this increase, $14.6 million was generated by the acquisitions of HME, Erisco and RIMS and $21.1 million reflected the impact of a full year of operations of Finserv and Novalis, which we acquired in late 1999. The remaining increase of $20.5 million primarily represented growth in both our recurring and non-recurring ASP solutions revenue.

     Recurring revenue in 2000 increased $42.4 million, or 218%, to $61.8 million from $19.4 million in 1999. Of this increase, $9.1 million was generated by our acquisitions in 2000 and $17.7 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $15.6 million primarily represented growth in our ASP solutions.

     Non-recurring revenue in 2000 increased $13.8 million, or 102%, to $27.2 million from $13.5 million in 1999. Of this increase, $5.5 million was generated by our acquisitions in 2000, and $3.5 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $4.8 million reflected increases in ASP solutions revenue relating to consulting services provided by our transformation services group.

     COST OF REVENUE. Cost of revenue in 2000 increased $47.6 million, or 174%, to $75.0 million from $27.4 million in 1999. Of this increase, $9.9 million represented incremental costs associated with our acquisitions in 2000 and $19.7 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $18.0 million was primarily due to the costs incurred to support the overall expansion of our ASP solutions. As a percentage of total revenue, cost of revenue approximated 84% in 2000 and 83% in 1999.

     Cost of recurring revenue in 2000 increased $37.6 million, or 217%, to $54.9 million from $17.4 million in 1999. Of this increase, $5.1 million represented incremental costs associated with our acquisitions in 2000 and $17.0 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $15.5 million was due to additional expenses for personnel and facilities to support our growing ASP solutions, as well as increased network operation costs, software license fees, and other costs required to support our increased consulting revenue related to our ASP solutions. As a percentage of recurring revenue, cost of recurring revenue approximated 89% in 2000 and 1999.

     Cost of non-recurring revenue in 2000 increased $10.1 million, or 100%, to $20.1 million from $10.0 million in 1999. Of this increase, $4.8 million represented incremental costs associated with our acquisitions in 2000 and $2.7 million reflected the impact of a full year of operations for Finserv and Novalis. The remaining increase of $2.6 million resulted mainly from the increase in staffing levels and the use of outside services necessary to support the increasing demand for our consulting services related to our ASP solutions. As a percentage of non-recurring revenue, cost of non-recurring revenue approximated 74% in 2000 and 75% in 1999.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased $6.1 million, or 254%, to $8.5 million from $2.4 million in 1999. Of this increase, $3.1 million represented incremental research and development costs associated with our acquisitions in 2000 and $2.3 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of approximately $700,000 was primarily due to an increase in costs related to the design and development of our applications and services, primarily HealthWeb. As a percentage of total revenue, research and development expenses approximated 10% in 2000 and 7% in 1999.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 2000 increased $24.7 million, or 265%, to $34.1 million from $9.4 million in 1999. Of this increase, $4.6 million represented incremental costs associated with our acquisitions in 2000 and $3.9 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $16.2 million was due primarily to growing our sales force and expanding our market presence while introducing new products and integrated solutions to the market, including growing the management and support functions during the year. As a percentage of total revenue, selling, general and administrative expenses approximated 38% in 2000 and 28% in 1999.


     AMORTIZATION OF GOODWILL AND ACQUIRED INTANGIBLES. Amortization of goodwill and acquired intangibles in 2000 increased $17.8 million, or 2,278% to $18.6 million from $783,000 in 1999. Of this increase, $13.9 million represented incremental costs associated with our acquisitions in 2000, and $4.3 million of the increase reflected the impact of a full year of amortization expense related to our 1999 acquisitions of Finserv and Novalis. The remaining increase of $367,000 was due primarily to the write-off of certain intangibles.



     WRITE-OFF OF ACQUIRED IN-PROCESS TECHNOLOGY. Write-off of acquired in-process technology was $1.4 million in both 2000 and 1999. Our acquisitions of Creative Business Solutions, Inc. and HealthWeb Systems Ltd. in February 1999 and Novalis in November 1999 resulted in an excess of purchase price over the fair market value of the net assets acquired of $15.7 million. Of this amount, $1.4 million was allocated to acquired in-process technology and was written off in 1999. Our acquisitions of HME, Erisco and RIMS in 2000 resulted in an excess of purchase price over the fair market value of the net assets acquired of $281.2 million. Of this amount, $1.4 million related to HME and RIMS was allocated to acquired in-process technology and was written off in 2000.


     INTEREST INCOME. Interest income in 2000 increased $867,000, or 165%, to $1.4 million from $527,000 in 1999. The increase was due to the increase in cash available for investing for the entire year from proceeds received from our initial public offering and the $32.0 million of cash received from IMS when we acquired Erisco.

     INTEREST EXPENSE. Interest expense in 2000 increased $627,000, or 245%, to $883,000 from $256,000 in 1999. The increase was primarily due to borrowings under our line of credit and term note in 2000, as well as additional borrowings on new capital lease agreements during the year.


     BENEFIT OF INCOME TAXES. Benefit of income taxes in 2000 increased $5.6 million to $5.8 million from $213,000 in 1999. The benefit was primarily generated from the net reduction of deferred tax liabilities, primarily resulting from the amortization of intangible assets relating to the RIMS and Erisco acquisitions.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

     REVENUE. Total revenue in 1999 increased $21.5 million, or 188%, to $32.9 million from $11.4 million in 1998. Of this increase, $5.4 million was generated by our acquisitions of Creative Business Solutions, Inc. and HealthWeb Systems, Ltd. in February 1999 and Novalis in November

1999. The remaining increase of $16.1 million represented growth in both our recurring and non-recurring ASP solutions revenue.

     Recurring revenue in 1999 increased $14.1 million, or 267%, to $19.4 million from $5.3 million in 1998. Of this increase, $1.2 million was generated by our acquisitions in 1999. The remaining increase of $12.9 million primarily represented the overall increase in demand for our ASP solutions.

     Non-recurring revenue in 1999 increased $7.4 million, or 120%, to $13.5 million from $6.1 million in 1998. Of this increase, $4.2 million was generated by our acquisitions in 1999. The remaining increase of $3.1 million represented increases in ASP solutions revenue relating to consulting services provided by our transformation services group.

     COST OF REVENUE. Cost of revenue in 1999 increased $19.9 million, or 266%, to $27.4 million from $7.5 million in 1998. Of this increase, $5.0 million represented incremental costs associated with our acquisitions in 1999. The remaining increase of $14.9 million was primarily due to the costs incurred to support the overall expansion of our ASP solutions business. As a percentage of total revenue, cost of revenue approximated 83% in 1999 and 65% in 1998.

     Cost of recurring revenue in 1999 increased $13.4 million, or 336%, to $17.4 million from $4.0 million in 1998. Of this increase, $1.7 million represented incremental costs associated with our acquisitions in 1999. The remaining increase of $11.7 million represented the incremental expenses for personnel and facilities costs incurred to support our growing ASP solutions business. Incremental infrastructure costs were also required in 1999 to support our transition from our former data center to our new customer connectivity center in Englewood, Colorado. As a percentage of recurring revenue, cost of recurring revenue approximated 89% in 1999 and 75% in 1998.

     Cost of non-recurring revenue in 1999 increased $6.5 million, or 187%, to $10.0 million from $3.5 million in 1998. Of this increase, $3.3 million represented incremental costs associated with our acquisitions in 1999. The remaining increase of $3.2 million resulted mainly from the increase in staffing levels and the use of outside services necessary to support the increasing demand for our consulting services related to our ASP solutions in 1999. As a percentage of non-recurring revenue, cost of non-recurring revenue approximated 74% in 1999 and 57% in 1998.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased $1.3 million, or 121%, to $2.4 million from $1.1 million in 1998. Of this increase, approximately $200,000 represented incremental research and development costs associated with our acquisitions in 1999. The remaining increase of $1.1 million was primarily due to the development of our HealthWeb platform and its related applications. Expenses relating to system enhancements from which we derive revenue are not classified as research and development and are included in cost of revenue. As a percentage of total revenue, research and development expenses approximated 7% in 1999 and 9% in 1998.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 1999 increased $6.5 million, or 224%, to $9.4 million from $2.9 million in 1998. Of this increase, $2.0 million represented incremental costs associated with our acquisitions in 1999. The remaining increase of $4.5 million was due primarily to expansion of the sales force, staff growth in management and administrative support areas, and expansion of related office space. As a percentage of total revenue, selling, general and administrative expenses approximated 28% in 1999 and 25% in 1998.

     AMORTIZATION OF GOODWILL AND ACQUIRED INTANGIBLES. Amortization of goodwill and acquired intangibles in 1999 increased $783,000 from zero in 1998. This increase reflected the impact of a full year of amortization expense related to our 1999 acquisitions.


     WRITE-OFF OF ACQUIRED IN-PROCESS TECHNOLOGY. Our acquisitions of Creative Business Solutions and HealthWeb Systems in February 1999 resulted in an excess of purchase price over the fair market value of the assets purchased and liabilities assumed of $2.5 million. Of this amount, $484,000 was allocated to acquired in-process technology, based upon an independent appraisal, and was written off in 1999. In addition, our acquisition of Novalis in November 1999 resulted in an excess purchase price over the fair market value of the assets purchased and liabilities assumed of $13.2 million. Of this amount, $923,000 was allocated to acquired in-process technology, based on an independent appraisal, and was written off in 1999.


     INTEREST INCOME. Interest income in 1999 increased $317,000, or 151%, to $527,000 from $210,000 in 1998. The increase was due to the incremental cash invested in 1999 resulting from $4.5 million in gross proceeds we raised in April 1999, and the full year impact of our investing approximately $6.0 million in gross proceeds we raised in April 1998. The increase was also a result of the investment of the net proceeds of $36.0 million raised during our initial public offering in October 1999.

     INTEREST EXPENSE. Interest expense in 1999 increased $204,000, or 392%, to $256,000 from $52,000 in 1998. The increase was due to interest paid on notes payable issued in February 1999 in connection with our purchase of HealthWeb Systems and Creative Business Solutions, notes payable in connection with our purchase of software applications licenses, and capital lease obligations for the purchase of computer and other office equipment.


     PROVISION FOR (BENEFIT OF) INCOME TAXES. Provision for income taxes in 1999 decreased $295,000 to a tax benefit of $213,000 from a tax expense of $82,000 in 1998. The benefit was primarily generated from the pre-tax loss, partially offset by the recording of a valuation allowance on the deferred tax assets.

SELECTED QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth certain unaudited consolidated statements of operations data for the eight quarters ended March 31, 2001. This data has been derived from unaudited consolidated financial statements that, in the opinion of our management, include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the information when read in conjunction with our audited consolidated financial statements and the attached notes included herein. The operating results for any quarter are not necessarily indicative of the results for any future period.


                                                        QUARTER ENDED
                                --------------------------------------------------------------
                                JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                  1999         1999            1999         2000        2000
                                --------   -------------   ------------   ---------   --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Recurring revenue...........  $ 4,780       $ 5,640        $ 7,608       $11,967    $12,377
  Non-recurring revenue.......    3,676         3,386          3,584         5,750      5,382
                                -------       -------        -------       -------    -------
    Total revenue.............    8,456         9,026         11,192        17,717     17,759
                                -------       -------        -------       -------    -------
Cost of revenue:
  Recurring revenue...........    3,755         5,444          6,813        11,365     11,505
  Non-recurring revenue.......    2,473         2,701          3,120         4,071      3,827
                                -------       -------        -------       -------    -------
    Total cost of revenue.....    6,228         8,145          9,933        15,436     15,332
                                -------       -------        -------       -------    -------
Gross profit..................    2,228           881          1,259         2,281      2,427
                                -------       -------        -------       -------    -------
Operating expenses:
  Research and development....      241           748          1,199         1,640      1,575
  Selling, general and
    administrative............    1,794         2,369          4,016         6,595      8,021
  Amortization of goodwill and
    acquired intangibles......      103           108            511         1,627      1,670
  Write-off of acquired
    in-process technology.....       --            --            923           536         --
                                -------       -------        -------       -------    -------
    Total operating
      expenses................    2,138         3,225          6,649        10,398     11,266
                                -------       -------        -------       -------    -------
Income (loss) from
  operations..................       90        (2,344)        (5,390)       (8,117)    (8,839)
Interest income...............       38            44            407           263        346
Interest expense..............      (68)          (77)           (81)          (27)      (156)
                                -------       -------        -------       -------    -------
Income (loss) before provision
  for income taxes............       60        (2,377)        (5,064)       (7,881)    (8,649)
Provision for (benefit of)
  income taxes................       (2)         (209)           (32)           --         --
                                -------       -------        -------       -------    -------
Net income (loss).............  $    62       $(2,168)       $(5,032)      $(7,881)   $(8,649)
                                =======       =======        =======       =======    =======
Net income (loss) per share:
  Basic.......................  $  0.01       $ (0.28)       $ (0.29)      $ (0.42)   $ (0.43)
                                =======       =======        =======       =======    =======
  Diluted.....................  $  0.00       $ (0.28)       $ (0.29)      $ (0.42)   $ (0.43)
                                =======       =======        =======       =======    =======
Shares used in computing net
  income (loss) per share:
  Basic.......................    7,217         7,730         17,575        18,888     20,225
                                =======       =======        =======       =======    =======
  Diluted.....................   18,014         7,730         17,575        18,888     20,225
                                =======       =======        =======       =======    =======

                                             QUARTER ENDED
                                ----------------------------------------
                                SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                    2000            2000         2001
                                -------------   ------------   ---------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Recurring revenue...........     $14,237        $ 23,230     $ 30,323
  Non-recurring revenue.......       5,170          10,943       15,716
                                   -------        --------     --------
    Total revenue.............      19,407          34,173       46,039
                                   -------        --------     --------
Cost of revenue:
  Recurring revenue...........      12,953          19,106       24,271
  Non-recurring revenue.......       3,682           8,509        9,656
                                   -------        --------     --------
    Total cost of revenue.....      16,635          27,615       33,927
                                   -------        --------     --------
Gross profit..................       2,772           6,558       12,112
                                   -------        --------     --------
Operating expenses:
  Research and development....       1,436           3,811        4,844
  Selling, general and
    administrative............       7,300          12,231       13,010
  Amortization of goodwill and
    acquired intangibles......       1,584          13,740       17,284
  Write-off of acquired
    in-process technology.....          --             890           --
                                   -------        --------     --------
    Total operating
      expenses................      10,320          30,672       35,138
                                   -------        --------     --------
Income (loss) from
  operations..................      (7,548)        (24,114)     (23,026)
Interest income...............         315             472          408
Interest expense..............        (466)           (235)        (334)
                                   -------        --------     --------
Income (loss) before provision
  for income taxes............      (7,699)        (23,877)     (22,952)
Provision for (benefit of)
  income taxes................          --          (5,848)      (5,018)
                                   -------        --------     --------
Net income (loss).............     $(7,699)       $(18,029)    $(17,934)
                                   =======        ========     ========
Net income (loss) per share:
  Basic.......................     $ (0.37)       $  (0.53)    $  (0.50)
                                   =======        ========     ========
  Diluted.....................     $ (0.37)       $  (0.53)    $  (0.50)
                                   =======        ========     ========
Shares used in computing net
  income (loss) per share:
  Basic.......................      20,908          33,823       35,764
                                   =======        ========     ========
  Diluted.....................      20,908          33,823       35,764
                                   =======        ========     ========


     The figures stated above give effect to the reclassification of deferred stock compensation from selling, general and administrative to cost of revenue and research and development. The figures also give effect to the reclassification of amortization of goodwill and acquired intangibles from selling, general and administrative expense to its own line item.

LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have financed our operations primarily through a combination of cash from operations, private financings, an initial public offering of our common stock and cash obtained from our acquisition of Erisco. As of March 31, 2001, we had approximately $31.2 million of cash, cash equivalents and short-term investments, including $1.7 million in restricted cash.


     In October 1999, we completed our initial public offering of 4,480,000 shares of common stock, including 630,000 shares in connection with the exercise of underwriters' over-allotment option, at a price of $9.00 per share, that raised approximately $36.0 million, net of underwriting discounts, commissions and other offering costs. In addition, in connection with the offering, 350,000 shares of common stock were sold by a selling stockholder at $9.00 per share, for which we received no proceeds. Upon the closing of the offering, all of our mandatorily redeemable convertible preferred stock converted into approximately 6,276,000 shares of common stock.


     Cash used in operating activities in 2000 was $12.6 million. Cash used during this period was primarily attributable to net losses of $42.3 million, which was offset in part by depreciation and amortization, provision for doubtful accounts, amortization of deferred stock compensation, write-off of acquired in-process technology and other changes in operating assets and liability accounts. These losses were principally related to increased research and development expenses and sales, general and administrative expenses. In addition, the losses were generated by the expansion of our infrastructure to support growing demand of our recurring line of business.


     The cash provided by investing activities of $14.8 million in 2000 was primarily the result of $32.0 million of cash received in connection with the acquisition of Erisco and net sales of $4.2 million in short-term and long-term equity investments. This increase was partially offset by our purchase of $7.3 million in property and equipment and software licenses and $7.3 million of payments related to our acquisitions of HME, Erisco and RIMS.

     The cash provided by financing activities of $2.8 million in 2000 was primarily the result of $15.4 million of proceeds from our line of credit and notes payable, $1.9 million of proceeds from our equipment line of credit, and $1.1 million of proceeds from the issuance of common stock related to employee exercise of stock options and employee purchases of common stock. The increase in cash from these proceeds was reduced by payments we made on the line of credit as well as principal payments on notes payable and capital lease obligations of $15.6 million.


     In the third quarter of 2000, we entered into a revolving credit facility with a maximum principal amount of $15.0 million which was amended in the fourth quarter to include Erisco and RIMS as additional borrowers. The revolving credit facility is collateralized by all of our receivables and expires in September 2002. Borrowings under the revolving credit facility are limited to 80% of qualified accounts as defined in the loan documents. Interest on the revolving credit facility is prime rate plus 1.5%. Interest is payable monthly in arrears on the first business day of the month. The revolving credit facility contains certain covenants, including minimum tangible net worth as defined, the generation of specified monthly net earnings before interest, depreciation and amortization, and minimum cash balances. As of March 31, 2001, we had outstanding borrowings on the revolving credit facility of $12.7 million.



     In December 1999, we entered into a lease line of credit with a financial institution. This lease line of credit was specifically established to finance computer equipment purchases. The lease line of credit had a limit of $2.0 million and expired as scheduled in December 2000. Borrowings under the lease line of credit at March 31, 2001 totaled approximately $1.4 million, and are secured by the assets under lease. In accordance with the terms of the lease line of credit, the outstanding balance is being repaid in monthly installments of principal and interest through June 2003.

     In March 1999, we entered into a revolving line of credit agreement with a financial institution. In October 1999, we entered into a subsequent agreement which increased the amount available under the line of credit. The line of credit has a total capacity of $3.0 million and expires in December 2001. Borrowings under the line of credit bear interest at prime plus 0.5% and are collateralized by compensating cash balances on deposit. Interest is payable monthly as it accrues. The line of credit agreement contains covenants that we must adhere to during the term of the agreement including restrictions on the payment of dividends. As of March 31, 2001, there were no outstanding borrowings on the line of credit.



     We have seven outstanding standby letters of credit in the aggregate amount of $1.7 million which serve as security deposits for our capital leases. We are required to maintain a cash balance equal to the outstanding letters of credit, which is classified as restricted cash on the balance sheet.


     Based on our current operating plan, we believe existing cash, cash equivalents and short-term investments balances, cash forecasted by management to be generated by operations and borrowings from existing credit facilities will be sufficient to meet our working capital and capital requirements for at least the next twelve months. However, if events or circumstances occur such that the we do not meet our operating plan as expected, we may be required to seek additional capital and/or to reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our intended business objectives. We may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended by SFAS 137 and 138, establishes methods of accounting and reporting for derivative instruments and hedging activities and is effective for all quarters for all years beginning after June 15, 2000. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The implementation of SFAS 133 did not have a material impact on our financial statements.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     Market risk represents the risk of loss that may impact our financial position, operating results, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk due to changes in United States interest rates. This exposure is directly related to our normal operating and funding activities. Historically, and as of March 31, 2001, we have not used derivative instruments or engaged in hedging activities.



     The interest rate on our $15.0 million revolving credit facility is prime plus 1.5%. The revolving credit facility expires in September 2002. As of March 31, 2001, we had outstanding borrowings on the revolving line of credit of $12.7 million. Changes in interest rates have no impact on our other debt as all of our other notes have fixed interest rates between 8% and 14%.


     We manage interest rate risk by investing excess funds in cash equivalents and short-term investments bearing variable interest rates, which are tied to various market indices. As a result, we do not believe that near-term changes in interest rates will result in a material effect on our future earnings, fair values or cash flows.

                                    BUSINESS

COMPANY OVERVIEW


     We provide industry-leading information technology solutions and services to the healthcare industry, including remotely hosted applications, packaged, proprietary software, an Internet platform, and consulting and business outsourcing services. Our customers include managed care organizations, preferred provider organizations, third-party administrators, provider groups and physician practice management companies. As of March 31, 2001, we served approximately 520 customers. Our payer customers represent more than 90 million health plan members, approximately 40% of the insured population in the United States.


     We offer three sets of complementary products and services: ASP solutions, HealtheWare and HealthWeb. ASP solutions offer pre-integrated, remotely hosted third-party and proprietary applications and related services to healthcare payer organizations, benefits administrators and providers on a monthly subscription fee basis. As part of our ASP solutions, we also offer outsourcing of business processes and consulting services, including information technology assessment and software development and implementation. HealtheWare offers premium packaged software applications to the payer and benefits administration markets on a licensed basis. HealthWeb is our Internet platform, which facilitates information exchange and commerce over the Internet between health plans and providers, employers and health plan members. Our three sets of products and services allow us to offer comprehensive, integrated solutions to our customers while providing the opportunity to cross-sell our services and diversify our sources of revenue.

OUR SOLUTIONS

     Our comprehensive suite of information technology solutions and services provides our customers with the following key benefits:

     - RAPID DEPLOYMENT AND FLEXIBILITY. Our ASP solutions offer hosted software applications that are typically already installed in our customer connectivity centers, allowing rapid deployment to our customers. In addition, ASP customers pay only for the services they need and can change these services as required. In contrast, most traditional in-house software implementations are more time-consuming and the cost structure is less flexible.

     - LOWER AND MORE PREDICTABLE COSTS. Our ASP customers pay a predictable monthly subscription fee to gain access to software applications we host over a secure network. We estimate that our ASP customers can save approximately 30% or more over the term of their contract with us, compared with the cost of implementing and maintaining applications in-house.

     - ACCESS TO THE BEST HEALTHCARE APPLICATIONS. Through our relationships with third-party software providers and through our proprietary Erisco and RIMS packaged software, our ASP customers have access to the most sophisticated healthcare applications. Our Erisco and RIMS applications offer essential administrative software for healthcare payers and benefits administrators. These brands are widely recognized in their respective markets for providing advanced, highly functional and scalable solutions that create operational efficiencies and reduce costs. Erisco and RIMS can also be licensed for a client/server system. HealtheWare solutions save customers significant time and cost when compared to developing custom, in-house software.

     - EXTENSION AND PRESERVATION OF INVESTMENT IN EXISTING SYSTEMS. Our ASP solutions and HealthWeb Internet platform allow our customers to continue using their existing systems rather than replacing them. This benefit is particularly attractive to healthcare entities that have already committed significant capital to legacy systems and lack resources to invest in new systems.


     - INFORMATION EXCHANGE OVER THE INTERNET. HealthWeb allows health plans to communicate and conduct business with payers, providers, members, employers and brokers over the Internet. It provides an effective way for health plans to reduce administrative costs, thus increasing resources for medical services or other uses. HealthWeb can be implemented rapidly and is designed to work with virtually any existing software being used by a health plan. In addition, HealthWeb has been integrated with our Erisco Facets and RIMS QicLink applications.


     - OUTSTANDING SERVICE AND SUPPORT. We believe that excellent customer support is essential to the success of our business. For all of our applications, we operate customer service centers 24 hours a day, seven days a week and employ account managers assigned to each customer. We employ functional and technical support personnel who work directly with our account management team and customers to resolve technical, operational and application problems or questions.

OUR STRATEGY

     Our goal is to be the leading single-source provider of information technology solutions and services for the healthcare industry. Key elements of our strategy include:


     - OFFER A COMPELLING VALUE PROPOSITION. We plan to expand our customer base by offering a quantifiable, compelling value proposition that includes such advantages as: reduced or more predictable information technology costs, more cost efficient administrative processes, scalability and a more rapid return on investment.


     - CAPITALIZE ON CROSS-SELLING OPPORTUNITIES TO EXISTING CUSTOMERS. We will continue to aggressively market our ASP solutions to HealtheWare and HealthWeb customers, and to market our HealthWeb product to HealtheWare customers. Our strategy is to encourage customers to adopt our complementary and complete solutions in order to realize the full benefit of their information technology investments.

     - MARKET OUR ASP SOLUTIONS THROUGH PRODUCT BUNDLES. We plan to increase customer demand for our ASP solutions by selling pre-integrated product bundles specific to the payer, benefits administrator and provider markets. We believe customers will find product bundles appealing because they consist of best-of-class software applications, are faster to implement and come with performance warranties.

     - BUILD UPON OUR MARKET-LEADING INTERNET PLATFORM. We believe our HealthWeb Internet platform has already captured the largest market share among health plans. By integrating HealthWeb with our HealtheWare applications, we believe we can build HealthWeb's market share substantially.

     - MAINTAIN OUR TECHNOLOGY LEADERSHIP POSITION. We intend to maintain our technology leadership position held by our ASP solutions, HealtheWare software applications and HealthWeb Internet platform. We will continue to invest in research and development to bring new services to market and to develop new application features.

     - LEVERAGE OUR STRATEGIC RELATIONSHIPS. We intend to leverage our current strategic relationships and enter into new relationships to expand our customer base and service offerings. We have established co-marketing and sales arrangements with systems integrators and with our third-party software vendors. As our customer base grows, we intend to expand and strengthen these relationships.

     - PURSUE STRATEGIC ACQUISITIONS. We continually evaluate acquisitions of companies that expand our market share, product offerings or technical capabilities. Since our initial public offering in 1999, we have made six acquisitions. We intend to pursue additional acquisitions in the future.

OUR PRODUCTS AND SERVICES

  ASP SOLUTIONS

     Our ASP solutions integrate, host, monitor and manage leading software applications from multiple vendors. We deliver software on a cost-predictable subscription basis, through multi-year contracts that include guaranteed service levels.

     Our ASP solutions free customers from capital investment in information technology, the operating costs associated with owning software and hardware, and the cost of managing their information infrastructure. Other advantages of using our ASP solutions include rapid deployment, reliability, scalability, lower implementation risk and extension of investment in legacy systems.

     Through our customer connectivity centers in Englewood, Colorado and Naperville, Illinois, we host and maintain software for our customers on most of the widely used computing, networking and operating platforms. We provide access to our hosted applications across high-speed electronic communications channels, such as frame relay, virtual private networks or the Internet. Each center operates with state-of-the-art environmental protection systems to maintain high availability to host systems and wide area network access. Connection to our host application servers and services is provided using the industry-standard TCP/IP protocol. We believe this provides the most efficient and cost-effective transport for information systems services, as well as simplified support and management. Our network connectivity infrastructure eliminates our customers' need to manage and support their own computer systems, network and software.


     Our ASP solutions provide complete, professionally managed information technology systems that include desktop and network connections, primary software applications that are essential to running the business, ancillary software, and information access and reporting capabilities to aid in data analysis and decision-making. We recommend pre-integrated bundled solutions based on customer needs, but customers also can choose the combination of our products and services to best meet their business requirements.


     Vendor Partner Relationships. We have acquired rights to license and/or deploy numerous commercially available software applications from a variety of healthcare software vendors. For example, we offer managed care information systems from Quality Care Solutions, Inc. and McKesson HBOC, Inc.; practice management systems from Medic Computer Systems, Inc., Raintree Systems Inc. and Millbrook Corporation; electronic medical records solutions from The PenChart Corporation and Epic Systems Corporation; and financial management solutions from Great Plains Software, Inc. These relationships range from perpetual, reusable software licenses and contracts to preferred installer agreements to informal co-marketing arrangements. We enter into relationships with software vendors in order to offer our customers the widest possible variety of solutions tailored to their unique information technology needs. Our relationships with our vendor partners are designed to provide both parties with numerous mutual benefits.

    -----------------------------------------     ----------------------------------------
    VENDOR BENEFITS                               TRIZETTO BENEFITS

     -   web-enablement of their products;        -   access to market-leading products
                                                  and technology solutions;
     -   professional installation and
         operation of their products;             -   ability to focus on service delivery
                                                  rather than software development;
     -   ease of integration with other
         third-party products and services;       -   co-marketing with industry leading
                                                  brands;
     -   easier software version control;
                                                  -   enhanced distribution channels; and
     -   easier add-on product capability;
                                                  -   competitive pricing.
     -   lower implementation risk;
     -   enhanced distribution channels;
     -   shorter sales cycle;
     -   lower maintenance and support costs;
     and
     -   potentially higher margins.
    -----------------------------------------     ----------------------------------------



     In addition, we offer Erisco and RIMS solutions, our proprietary, packaged administrative software for payers and benefits administrators, on an ASP basis. We expect to expand our product and service offerings as we continue to develop relationships with additional software application vendors and information technology services partners. As of March 31, 2001, we had approximately 150 customers accessing our services on an ASP basis.


     Transformation Services. Our ASP solutions also include consulting services through our transformation services group. Our transformation services group has approximately 200 consultants. Our consultants:

     - analyze customers' information technology capabilities and business strategies and processes and assist customers in achieving competitive advantage by managing information and data electronically;

     - assist customers in installing and implementing software applications and technology products through systems analysis and planning, selection, design, construction, data conversion, testing, business process development, training and systems support;

     - apply a proprietary methodology to assist customers in identifying deficiencies in complying with the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and develop and implement solutions that assist customers in complying with HIPAA;

     - assist customers in designing and implementing an effective electronic commerce strategy, including Internet portals, web sites, intranets and extranets that allow business-to-business and business-to-consumer transactions; and

     - through the virtual information officer program, provide senior-level management services and personnel for customers who either do not employ their own information technology management or wish to supplement it.

  HEALTHEWARE

     HealtheWare provides essential administrative proprietary, packaged software on a licensed basis to healthcare payers and benefits administrators. HealtheWare offers market-leading technology solutions from our subsidiaries, Erisco and RIMS. The Erisco and RIMS brands are widely recognized in their respective markets for providing advanced solutions that create operational efficiencies and reduce costs.

     Erisco. Erisco, founded in 1968, is a leading provider of information technology for healthcare payers. As of March 31, 2001, our Erisco solutions were used by approximately 115 payer organizations serving over 70 million members, including managed care organizations, managed indemnity carriers, third-party administrators and 27% of all Blue Cross Blue Shield organizations. Our Erisco products provide the core administrative systems required to operate a healthcare payer organization and are fully configured for use over the Internet.


     Erisco's Facets is a widely implemented, scalable client/server solution for healthcare payers. Facets supports the transaction demands of all sizes of managed care organizations. Facets allows healthcare payers to select from a variety of modules to meet specific business requirements -- including claims processing, claims re-pricing, capitation/risk fund accounting, premium billing, provider network management, group/membership administration, referral management, hospital and medical pre-authorization, case management, customer service and electronic commerce.


     Erisco's Managed Care Enterprise strategy provides built-in interoperability with complementary software to address the enterprise-wide needs of a managed care organization. Erisco has extended its core Facets system through alliances with complementary solutions for physician credentialing, document imaging, workflow management, data warehousing, decision support, provider profiling and health plan employer data information set reporting. As of March 31, 2001, we had approximately 45 customers serving over 30 million members using Facets.


     Facets is available to customers on a license or ASP basis. Facets is integrated with HealthWeb and is currently offered to health plans as a single solution. Facets-HealthWeb integrated solution allows customers to communicate and engage in commerce with providers, employer groups and members on a real-time basis over the Internet.


     Introduced in 1980, Erisco's Facts is designed for the indemnity insurance market, specifically managed indemnity, group insurance and third-party administrators. Facts software is used for the essential administrative transactions of an indemnity plan, including enrollment, rating and premium calculation, billing and claims processing. As of March 31, 2001, approximately 70 customers serving over 45 million members were using Facts -- which we believe is more than any other competing packaged software in the U.S. healthcare industry.



     RIMS. We believe that RIMS, founded in 1982, is the nation's largest provider of automated claims processing technology for benefits administrators. As of March 31, 2001, our RIMS solutions served approximately 300 customers with over 15 million members, and its software was used to process an estimated 130 million claims annually, or over 7% of the non-pharmacy claims processed in the United States. RIMS applications automate and simplify the claims adjudication, re-pricing and payment process, and are available to customers on a licensed or ASP basis.



     RIMS' QicLink software engine is a leading product for benefits administrators. QicLink reduces claims processing costs while increasing staff productivity. QicLink can be licensed at the customer site or offered on an ASP basis. RIMS' NetworX is an enterprise-wide management system and claims re-pricing solution for preferred provider organizations. NetworX complements ClaimsExchange, which provides Internet connections that allow preferred provider organizations and healthcare claims payers to exchange information online. ClaimsExchange allows access to electronic transaction routing between providers and payers, such as exchange of re-priced claims, claims tracking and reporting capabilities 24 hours a day, seven days a week. QicLink is integrated with HealthWeb and other RIMS solutions which are currently being integrated with our HealthWeb Internet platform.

  HEALTHWEB


     HealthWeb is our Internet platform designed specifically for healthcare administrators and professionals. HealthWeb allows health plans to exchange information and conduct business with payers, providers, members, employers and brokers on a secure basis over the Internet. HealthWeb is installed on the health plan's web servers or hosted on an ASP basis and then configured according to customer preferences. As of March 31, 2001, HealthWeb had 16 health plan customers representing approximately 22 million members.


     HealthWeb provides an effective way for health plans to reduce administrative costs and increase resources for medical services or other uses. HealthWeb creates an on-line "self-service" vehicle, reducing delays and phone calls and increasing customer satisfaction with prompt access to key information. HealthWeb's business-to-business transaction capabilities improve workflow and reduce costs throughout the healthcare system.

     HealthWeb's electronic desktop is easy to use and personalized for each customer, providing access to the business applications and content needed to perform typical healthcare tasks. HealthWeb is designed to manage online eligibility, authorizations, referrals, benefit verification, claims status, claims adjudication and many other transactions benefiting physician offices. It also supports enrollment, demographic changes, primary care physician selection, identification card requests and other transactions for employers, brokers and health plan members.

     Using XML technology, HealthWeb works across multiple platforms to ensure comprehensive access to data for all users and provides an advanced method of security to protect information. HealthWeb is designed to work with legacy healthcare applications that do not have graphical user interfaces as well as with newer client/server applications. We believe that the abandonment of legacy systems will generally not serve the best interests of our customers, especially in light of significant capital outlays customers have recently made in addressing year 2000 system requirements. HealthWeb's proprietary technology used to access and connect to these legacy systems allows us to maximize value to our customers while minimizing risks of business interruption.


     We anticipate that the number of offerings available through HealthWeb will grow as we continue to develop proprietary products and relationships with additional third-party vendors. HealthWeb is integrated with Facets and QicLink and is currently being integrated to function with other RIMS software.


SALES AND MARKETING


     Our sales and marketing approach is to promote TriZetto as the single source for a broad range of healthcare information technology products and services. As of March 31, 2001, we had approximately 70 sales and marketing employees throughout the United States. Our professional sales force, comprised of experienced sales executives with established track records, sells our entire range of offerings, including ASP, software licenses, Internet technology and business and consulting services to current and prospective customers. The sales force is specifically focused on three target markets -- payers, benefits administrators and providers. A structured sales methodology is employed throughout all stages of the sales cycle, including lead generation, qualification and close. We also dedicate resources to work at the executive level to understand the customer's business strategy and requirements.


     Our marketing organization is organized by target market and is closely aligned with the sales force to provide market specific campaigns and lead generation initiatives for our ASP solutions software licenses, Internet technology and business and consulting services. These initiatives include direct mail campaigns, marketing collateral, trade shows, seminars and events. The marketing organization also develops and supports our corporate positioning and brands. Our comprehensive corporate communications program includes advertising, media relations and industry analyst relations.

     Our transformation services group works closely with the sales organization to provide a consultative, executive selling approach that complements our sales program. This team of healthcare information technology professionals is trained in a proprietary assessment methodology that allows a quick and comprehensive analysis of a customer's information technology capabilities and requirements. In conjunction with their consulting responsibilities, our transformation services group identifies opportunities to introduce customers to the broad range of applications and technology solutions available to them, including those that we offer.

CUSTOMER SERVICE

     We believe that a high level of support is necessary to maintain long-term relationships with our customers. An account manager is assigned to each of our customers and is responsible for proactively monitoring customer satisfaction, exposing customers to additional training and process-improvement opportunities and coordinating issue resolution. We employ functional and technical support personnel who work directly with our account management team and customers to resolve technical, operational and application problems or questions. Our service desk provides a wide range of customer support functions. Our customers may contact the service desk through a toll-free number 24 hours a day, seven days a week.

     Because we support multiple applications and technology solutions, our functional and technical support staff are grouped and trained by specific application and by application type. These focused staff groups have concentrated expertise that we deploy as needed to address customer needs. We cross-train employees to support multiple applications and technology solutions to create economies-of-scale in our support staff.


     We further leverage the capabilities of our support staff through the use of sophisticated computer software that tracks solutions to common computer and software-related problems. This allows our support staff to learn from the experience of other people within the organization and it reduces the time it takes to solve problems. As of March 31, 2001, we had approximately 440 employees and independent contractors providing technical support functions for our customers.



     In addition, we provide business services support for our customers in the areas of claims processing, billing and enrollment, membership services, provider contracting and provider credential verification services. As of March 31, 2001, we had approximately 340 employees and independent contractors providing such support services.


COMPETITION

     The market for healthcare information technology services is intensely competitive, rapidly evolving, highly fragmented and subject to rapid technological change. Our competitors provide some or all of the services that we provide. Our competitors can be categorized as follows:

     - information technology outsourcing companies, such as Computer Sciences Corporation, Electronic Data Systems Corporation and Perot Systems Corporation;

     - healthcare information software vendors, such as Cerner Corporation, IDX Systems Corporation and McKesson HBOC, Inc.;

     - healthcare information technology consulting firms, such as First Consulting Group, Inc., Superior Consultant Holdings Corporation and the consulting divisions or former affiliates of the major accounting firms;

     - application services providers, such as Exodus Communications, Inc. and USinternetworking, Inc.; and

     - healthcare e-commerce and portal companies, such as WebMD Corporation.

     Each of these types of companies can be expected to compete with us within various segments of the healthcare information technology market. Furthermore, major software information systems companies and other entities, including those specializing in the healthcare industry that are not presently offering applications that compete with our products and services, may enter our markets. In addition, some of our third-party software vendors compete with us from time to time by offering their software on a licensed basis or ASP basis directly.

     We believe companies in our industry primarily compete based on performance, price, software functionality, brand name recognition, ease of implementation and level of service. Although our competitive position is difficult to characterize due principally to the variety of current and potential competitors and the evolving nature of our market, we believe that we presently compete favorably with respect to all of these factors. While our competition comes from many industry segments, we believe no single segment offers the integrated, single-source solution that we provide to our customers.

     To be competitive, we must continue to enhance our products and services, as well as our sales, marketing and distribution channels to respond promptly and effectively to:

     - changes in the healthcare industry;

     - constantly evolving standards affecting healthcare transactions;

     - the challenges of technological innovation and adoption;

     - evolving business practices of our customers;

     - our competitors' new products and services;

     - new products and services developed by our vendor partners and suppliers; and

     - challenges in hiring and retaining information technology professionals.

INTELLECTUAL PROPERTY

     Our intellectual property is important to our business. We rely on certain developed software assets and internal methodologies for performing customer services. Our transformation services group develops and utilizes information technology life-cycle methodology and related paper-based and software-based toolsets to perform customer assessments, planning, design, development, implementation and support services. We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property.

     Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of some foreign countries do not protect proprietary rights as well as the laws of the United States. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time consuming and costly.

     We could be subject to intellectual property infringement claims as we expand our product and service offerings and the number of our competitors increases. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operations. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop noninfringing technology, obtain a license or cease using the applications that contain the infringing technology or content. We may be unable to develop noninfringing technology or content or obtain a license on commercially reasonable terms, or at all.

     We also rely on a variety of technologies that are licensed from third parties to perform key functions. These third-party licenses are an essential element of our business as an application services provider. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of or inability to maintain any of these licenses could delay the introduction of software enhancements and other features until equivalent technology can be licensed or developed. Any such delay could materially adversely affect our ability to attract and retain customers.

EMPLOYEES


     As of March 31, 2001, we had over 1,600 employees. Our employees are not subject to any collective bargaining agreements, and we generally have good relations with our employees.


FACILITIES


     As of March 31, 2001, we leased 21 facilities located within the United States and one facility in India. Our principal executive and corporate offices are located in Newport Beach, California. Our customer connectivity centers are located in Englewood, Colorado, and Naperville, Illinois. Our leases have expiration dates ranging from 2001 to 2009. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed.



BACKLOG



     Our 12-month recurring revenue backlog at March 31, 2001 was approximately $112 million, as compared to approximately $51 million at March 31, 2000. Our orders that constitute current backlog are subject to unforeseen changes in implementation schedules and may be cancelled subject to penalties. Our backlog at any date may not be indicative of demand for our products and services or actual revenue for any period in the future.


LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We currently are not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

                                   MANAGEMENT


     Our Board currently consists of seven directors, divided into three classes. Each class is elected in alternating years and serves a term of three years. The Class I directors, Paul F. LeFort and Willard A. Johnson, Jr., serve until the annual meeting of stockholders in 2003. The Class II directors, William E. Fisher and David M. Thomas, serve until the annual meeting of stockholders in 2004. The Class III directors, Jeffrey H. Margolis, Donald J. Lothrop and Eric D. Sipf serve until the annual meeting of stockholders in 2002. IMS Health Incorporated has a contractual right to appoint one individual to be a Class II member of the Board of Directors. Mr. Thomas has been appointed as IMS' nominee.


     The following table sets forth certain information regarding our executive officers and directors as of March 31, 2001:

                                                                                    DIRECTOR
                NAME                   AGE                 POSITION                  CLASS
                ----                   ---                 --------                 --------
Jeffrey H. Margolis..................  37     Chief Executive Officer, President     III
                                              and Chairman of the Board
Michael J. Sunderland................  46     Senior Vice President of Finance,      --
                                                Chief Financial Officer and
                                                Secretary
Daniel J. Spirek.....................  34     President, ASP solutions               --
Anthony Bellomo......................  47     President, HealtheWare                 --
Gail H. Knopf........................  54     Chief Operating Officer, HealthWeb     --
William E. Fisher....................  54     Director                               II
Willard A. Johnson, Jr. .............  55     Director                                I
Paul F. LeFort.......................  60     Director                                I
Donald J. Lothrop....................  41     Director                               III
Eric D. Sipf.........................  52     Director                               III
David M. Thomas......................  51     Director                               II

     JEFFREY H. MARGOLIS is our co-founder and has served as our Chief Executive Officer, President and Director since inception. In August 1999, Mr. Margolis was named Chairman of the Board. From July 1994 to February 1997, Mr. Margolis served as Senior Vice President and Chief Information Officer of FHP International Corporation, a managed care organization. From November 1992 to June 1994, Mr. Margolis served as Vice President and Chief Information Officer of TakeCare, Inc., a managed care organization. From September 1989 to October 1992, Mr. Margolis held various executive positions, including Vice President and Chief Operating Officer of Comprecare, a managed care organization. From June 1984 to September 1989, Mr. Margolis served in various positions with Andersen Consulting (now known as Accenture), including his final position as Manager, Healthcare Consulting. Mr. Margolis received his B.S. degree in Business Administration -- Management Information Systems from the University of Illinois at Urbana -- Champaign in 1984. Mr. Margolis earned his State of Illinois Certified Public Accountant certification in 1984 and his State of Colorado Certified Public Accountant certification in 1988.

     MICHAEL J. SUNDERLAND joined us as our Vice President of Finance, Chief Financial Officer and Secretary in May 1999. In August 1999, Mr. Sunderland was named as our Senior Vice President of Finance. From May 1998 to April 1999, Mr. Sunderland was an independent healthcare consultant. From March 1996 to May 1998, Mr. Sunderland served as the Vice President and Chief Financial Officer of Health Net, a California subsidiary of Foundation Health Systems, Inc., a managed care organization. From April 1994 to March 1996, Mr. Sunderland was the Chief Financial Officer of Diagnostic Imaging Systems, Inc., a publicly held medical imaging company. Prior to 1994, Mr. Sunderland held various executive and management positions in finance for Paragon Ambulatory

Surgery, Inc., Care Enterprises, Inc., Shamrock Investments, American Medical International, Inc. and Coopers & Lybrand. Mr. Sunderland earned his B.S. degree in Accounting from Loyola Marymount University in 1977. Mr. Sunderland earned his State of California Certified Public Accountant certification in 1980.

     DANIEL J. SPIREK joined us in May 1997 as our Vice President, Supplemental Management Services. From June 1999 to January 2000, Mr. Spirek served as our Senior Vice President, Professional Services Group (now known as transformation services group). In February 2000, Mr. Spirek was promoted to Executive Vice President of our transformation services group. In July 2000, Mr. Spirek was promoted to President of ASP solutions. From July 1994 to May 1997, Mr. Spirek served as Vice President, Information Services for FHP/PacifiCare, a managed care organization. Prior to July 1994, Mr. Spirek held various information technology management positions at TakeCare, Inc., a managed care organization, Comprecare, Inc., a managed care organization, and a consulting position at Andersen Consulting (now known as Accenture). Mr. Spirek received his B.S. degree in Information Management Systems from the University of Colorado in 1988.


     ANTHONY BELLOMO joined us in October 2000 as President of HealtheWare. From March 1994 to October 2000, Mr. Bellomo served as President of Erisco, Inc. (formerly Erisco Managed Care Technologies, Inc.), a managed care software development company we acquired in October 2000. Prior to being named President of Erisco, Mr. Bellomo held various positions with Erisco since 1977. Mr. Bellomo serves on the board of directors of one public entity, Cognizant Technology Solutions Corporation. Mr. Bellomo received his B.S. degree in Systems Engineering from Polytechnic Institute of New York in 1975.


     GAIL H. KNOPF joined us in April 1999 as our Director of Professional Services and served as our Vice President of e-Commerce from June 1999 to December 1999. In January 2000, Ms. Knopf was promoted to Senior Vice President, e-Business. In November 2000, Ms. Knopf was promoted to Chief Operating Officer of HealthWeb. From April 1997 to March 1999, Ms. Knopf served as Executive Vice President, Chief Information Officer and a Director of Management and Technology Solutions, Inc., a physician services provider. From 1993 to 1997, Ms. Knopf served as Vice President and Chief Information Officer of Humana, Inc., a managed care organization. From 1969 to 1993, Ms. Knopf held various positions with Humana, both in the managed care and the hospital divisions, including Vice President of Systems Development. Ms. Knopf earned her B.A. degree in Mathematics from Vanderbilt University in 1968.


     WILLIAM E. FISHER has been a director since March 1999. Mr. Fisher served as Chairman of Transaction Systems Architects, Inc., a global provider of enterprise e-payments and e-commerce software, since founding that company in November 1993 through April 2001. From March 1987 to November 1993, Mr. Fisher was employed by Applied Communications, Inc., the predecessor to Transaction Systems Architects, Inc. Prior to March 1987, Mr. Fisher was President of First Data Resources, Government Services Division. Mr. Fisher serves on the board of directors of one public company, West Corporation. Mr. Fisher received his M.B.A. degree from the University of Nebraska in 1974 and his B.S. degree from Indiana State University in 1973.


     WILLARD A. JOHNSON, JR. has been a director since October 2000. For most of the period from June 1975 until he retired in August 1998, Mr. Johnson served in various positions for Andersen Consulting (now known as Accenture) including his final position as Office Managing Partner (Denver). During most of his 24-year career with Accenture, Mr. Johnson provided information technology expertise to the healthcare industry. Mr. Johnson received his M.B.A. from Harvard Business School in 1975 and his B.A. degree in Psychology from Dartmouth College in 1968.

     PAUL F. LEFORT has been a director since April 1999. From October 1995, until he retired in January 2000, Mr. LeFort served as the Chief Information Officer for United HealthCare Corporation, a health and well being company. Mr. LeFort is currently performing independent consulting services to a variety of venture capital firms and healthcare-related organizations. From November 1994 to October 1995, Mr. LeFort was the Senior Vice President and Chief Information Officer for The MetraHealth Companies, Inc., jointly owned by Travelers Insurance Company and Metropolitan Life Insurance Company. From 1975 to 1994, Mr. LeFort served as a senior partner at Deloitte & Touche Management Consulting for Health Care Information Systems. Mr. LeFort received his B.S. degree in Physics and Economics from Boston College in 1962.

     DONALD J. LOTHROP has been a director since April 1998. Mr. Lothrop has been a Managing Member of Delphi Management Partners II, L.P. since July 1994, a Managing Member of Delphi Management Partners III, L.L.C. since March 1995, a Managing Member of Delphi Management Partners IV, L.L.C. since October 1997 and a Managing Member of Delphi Management Partners V, L.LC. since April 2000, all of which are venture capital firms. From January 1991 to June 1994, Mr. Lothrop was a Partner of Marquette Venture Partners, a venture capital firm, where he focused on the healthcare industry. From 1989 to 1990, Mr. Lothrop worked at Bain & Company, Inc., a management consulting firm. Mr. Lothrop received his M.B.A. from Harvard Business School in 1989 and his B.S. degree from Pennsylvania State University in 1981.

     ERIC D. SIPF has been a director since October 2000. From February 1997 until he retired in June 2000, Mr. Sipf was President and Chief Executive Officer of PacifiCare of Colorado and Regional Vice President (Colorado, Ohio and Kentucky) of PacifiCare Health Systems, a managed care organization. From July 1994 to February 1997, Mr. Sipf served as Senior Vice President, Eastern Division, of FHP International Corporation, a managed care organization. From January 1985 to June 1994, Mr. Sipf served as President and Chief Executive Officer of Comprecare, Inc., a managed care organization. From September 1993 to June 1994, Mr. Sipf also served as President and Chief Executive Officer of TakeCare of Colorado, a managed care organization. Mr. Sipf received his B.S. in Business Administration from Indiana University in 1970. Mr. Sipf received his State of Indiana Certified Public Accountant certificate in 1979.


     DAVID M. THOMAS has been a director since January 2001. Since November 2000, Mr. Thomas has served as Chief Executive Officer and Chairman of the Board of IMS Health Incorporated, a leading provider of information solutions to the pharmaceutical and healthcare industries. From January 1998 to October 2000, Mr. Thomas served as Senior Vice President and Group Executive for IBM and was responsible for the global Personal Systems Group. From January 1996 to January 1998, Mr. Thomas served as General Manager, Global Industries, for IBM and was responsible for sales and support of top customers of IBM. From August 1995 to January 1996, Mr. Thomas was General Manager of IBM North America. Prior to 1995, Mr. Thomas held various executive positions at IBM; Mr. Thomas originally joined IBM in 1972 as a marketing representative. Mr. Thomas serves on the board of directors of three public companies: IMS Health Incorporated, Cognizant Technology Solutions Corporation and Fortune Brands, Inc. Mr. Thomas received his M.S. degree in Business Administration in 1972 and his B.S. degree in Industrial Engineering in 1971, both from the University of Florida.

                              SELLING STOCKHOLDERS

     The following table sets forth specified information with respect to the selling stockholders' beneficial ownership of our common stock as of March 31, 2001.


     The beneficial ownership is calculated based on 36,784,643 shares of our common stock outstanding as of March 31, 2001 and 41,304,643 shares of common stock after completion of this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable within 60 days of March 31, 2001 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of each other person. To our knowledge, except pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares set forth opposite such person's name.



                                                       NUMBER OF SHARES OF COMMON STOCK
                                          ----------------------------------------------------------
                                                                                BENEFICIALLY OWNED
                                           BENEFICIALLY                        AFTER THIS OFFERING
                                          OWNED PRIOR TO    TO BE SOLD IN     ----------------------
          SELLING STOCKHOLDER             THIS OFFERING    THIS OFFERING(3)    SHARES     PERCENTAGE
          -------------------             --------------   ----------------   ---------   ----------
Delphi Ventures IV, L.P. ...............    2,736,014          300,000        2,436,014      5.9%
Delphi BioInvestments IV, L.P.
  3000 Sand Hill Road
  Building One, Suite 135
  Menlo Park, CA 94024
Jeffrey H. Margolis(1)..................    2,740,800          140,000        2,600,800      6.3%
Daniel J. Spirek(2).....................      338,500           40,000          298,500  less than 1%


-------------------------


(1)1,708,700 shares are held by Jeffrey H. Margolis and his wife, in their capacities as trustees of the Margolis Family Trust, over which the trustees have shared voting power, 100,000 shares of which are to be sold in this offering. 300,000 shares are held in two additional trusts over which Mr. Margolis has sole voting power, 40,000 shares of which are to be sold in this offering, and Mr. Margolis disclaims beneficial ownership in 150,000 of such shares. The remaining 10,000 shares are held by Jeffrey H. Margolis. Includes options for 550,000 shares of common stock granted by Raymond D. Croghan to Mr. Margolis, which are immediately exercisable. Also includes Mr. Margolis' options to purchase 172,100 shares of common stock, which are exercisable within 60 days of March 31, 2001.



(2)Includes options to purchase 33,500 shares of common stock, which are exercisable within 60 days of March 31, 2001.



(3)If the underwriters exercise their over-allotment option to purchase an additional 750,000 shares of common stock, Delphi Ventures IV, L.P. and Delphi BioInvestments will sell an aggregate of 345,000 shares, Mr. Margolis will sell an aggregate of 161,000 shares and Mr. Spirek will sell an aggregate of 46,000 shares in this offering.



     Mr. Margolis has served as the President and Chief Executive Officer and as a director of TriZetto since inception. Mr. Spirek joined TriZetto in 1997 and currently serves as the President of ASP solutions. One of our directors, Donald
J. Lothrop, is a managing member of Delphi Management Partners IV, LLC, the general partner of Delphi Ventures IV, L.P. and Delphi BioInvestments IV, L.P.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, dated
            , 2001, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc., UBS Warburg LLC and Salomon Smith Barney have severally agreed with us and the selling stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase from us and the selling stockholders the number of shares of common stock set forth below opposite their respective names.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Bear, Stearns & Co. Inc. ...................................
UBS Warburg LLC.............................................
Salomon Smith Barney Inc. ..................................

                                                              ---------
  Total.....................................................  5,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the Underwriting Agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a
concession of not in excess of $     per share, of which $          may be
reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein; subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     We and the selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 750,000 shares of common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 750,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. The selling stockholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.


                                                                            TOTAL
                                                               --------------------------------
                                                                  WITHOUT             WITH
                                                  PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                  ---------    --------------    --------------
Underwriting discounts and commissions payable
  by us.........................................    $               $                 $
Underwriting discounts and commissions payable
  by the selling stockholders...................    $               $                 $


     We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be
approximately $          .

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     Each of our executive officers and directors, including without limitation, the selling stockholders, have agreed, subject to specified exceptions, not to:

     - offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. This restriction terminates after the close of trading of the common stock on and including the 90th day after the registration statement relating to the offering has been declared effective by the staff of the Securities and Exchange Commission. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our shareholders who have executed a lock-up agreement, other than the selling stockholders, providing consent to the sale of shares prior to the expiration of the lock-up period, except that Bear, Stearns & Co. Inc. has consented to a pledge of no more than 38,500 shares.

     In addition, we have agreed that, subject to certain exceptions, during the lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc., consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options or shares of common stock under existing stock option and incentive plans.

     Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

OUR COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL
"TZIX."


     The information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.


     The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price, not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Bear, Stearns & Co. Inc., UBS Warburg LLC and other representatives from time to time perform investment banking and other financial services for us and our affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

                                 LEGAL MATTERS

     Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California will pass upon the validity of the issuance of the shares of common stock offered hereby for TriZetto. Gibson, Dunn & Crutcher LLP, Los Angeles, California will pass upon certain legal matters in connection with this offering for the representatives of the underwriters.

                                    EXPERTS

     The financial statements of The TriZetto Group, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The audited historical financial statements of Erisco Managed Care Technologies, Inc. incorporated in this prospectus by reference to Exhibit 99.1 of The TriZetto Group, Inc.'s Current Report on Form 8-K dated December 4, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The audited financial statements of Resource Information Management Systems, Inc. incorporated by reference in this prospectus by reference to
Exhibit 99.1 of The TriZetto Group, Inc.'s Current Report on Form 8-K/A dated February 14, 2001 have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


     We file reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C., 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC's regional offices in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at http://www.sec.gov.


     We have filed a registration statement on Form S-3 under the Securities Act of 1933 with respect to our common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

     The SEC allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:


     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;


     - Our Annual Report on Form 10-K for the year ended December 31, 2000;


     - The historical financial statements of Resource Information Management Systems, Inc. filed as Exhibit 99.1 to our Current Report on Form 8-K/A filed on February 14, 2001;

     - The historical financial statements of Erisco Managed Care Technologies, Inc. filed as Exhibit 99.1 to our Current Report on Form 8-K filed on December 4, 2000; and


     - The descriptions of our common stock and rights related thereto contained in the registration statements on Form 8-A filed on October 1, 1999 and October 19, 2000 under Section 12 of the Exchange Act, including any amendment or reports filed for the purpose of updating such descriptions.

     You may request a copy of these filings, at no cost, by writing or calling our investor relations department at the following address:

       The TriZetto Group, Inc.
       567 San Nicolas Drive, Suite 360
       Newport Beach, California 92660
       Telephone: (949) 719-2200

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL INFORMATION


                                                                PAGE
                                                                ----
Report of Independent Accountants...........................     F-2
Consolidated Balance Sheets -- March 31, 2001 (unaudited),
  December 31, 2000 and 1999................................     F-3
Consolidated Statements of Operations -- For the three
  months ended March 31, 2001 and 2000 (unaudited) and for
  the years ended December 31, 2000, 1999 and 1998..........     F-4
Consolidated Statements of Comprehensive Loss...............     F-5
Consolidated Statement of Stockholders' Equity
  (Deficit) -- For the three months ended March 31, 2001
  (unaudited) and for the years ended December 31, 2000,
  1999 and 1998.............................................     F-6
Consolidated Statements of Cash Flows -- For the three
  months ended March 31, 2001 and 2000 (unaudited) and for
  the years ended December 31, 2000, 1999 and 1998..........     F-7
Notes to Consolidated Financial Statements..................     F-8
Financial Statement Schedule -- Valuation and Qualifying
  Accounts..................................................    F-36
Unaudited Pro Forma Combined Condensed Consolidated
  Statement of Operations Data..............................    F-37

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The TriZetto Group, Inc.

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of The TriZetto Group, Inc. and its subsidiaries at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Orange County, California
February 21, 2001

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                               MARCH 31,        DECEMBER 31,
                                                              -----------    -------------------
                                                                 2001          2000       1999
                                                              -----------    --------    -------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 29,494      $ 23,865    $18,849
  Short-term investments....................................         --         3,019      5,957
  Restricted cash...........................................      1,701         1,500         --
  Accounts receivable, less allowance for doubtful accounts
    of $1,570 (unaudited), $1,220 and $597, respectively....     23,052        18,102      8,228
  Current portion of note receivable........................        743         2,263         --
  Notes receivable from related parties.....................        124           277         25
  Prepaid expenses and other current assets.................      5,121         4,444      1,776
  Income tax receivable.....................................        449           449        440
                                                               --------      --------    -------
    Total current assets....................................     60,684        53,919     35,275
  Property and equipment, net...............................     26,387        25,623     10,797
  Capitalized software products, net........................      1,242           479         --
  Long-term investments.....................................         --            --      1,230
  Note receivable from related party........................         25            25        525
  Notes receivable..........................................        230           313         --
  Goodwill and other intangible assets, net.................    264,441       281,607     20,326
  Other assets..............................................      2,608         1,785        265
                                                               --------      --------    -------
    Total assets............................................   $355,617      $363,751    $68,418
                                                               ========      ========    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable..............................................   $    180      $    343    $   623
  Equipment lease and revolving lines of credit.............     13,365        12,089        293
  Capital lease obligations.................................      2,292         2,123        941
  Accounts payable..........................................      7,871         9,502      3,102
  Accrued liabilities.......................................     17,068        19,967      9,172
  Income taxes payable......................................        403           482         22
  Deferred revenue..........................................     34,310        16,991        241
  Other liabilities.........................................        268           263         --
                                                               --------      --------    -------
    Total current liabilities...............................     75,757        61,760     14,394
  Notes payable.............................................        234           264        504
  Other long-term liabilities...............................      1,200         1,146         --
  Capital lease obligations.................................      3,377         3,303      1,544
  Equipment lease line of credit............................        700           873        680
  Deferred revenue..........................................      1,630         1,834         --
  Deferred taxes............................................     20,082        25,141         --
                                                               --------      --------    -------
    Total liabilities.......................................    102,980        94,321     17,122
                                                               --------      --------    -------
Commitments and contingencies (Note 8)
Stockholders' equity:
  Preferred stock, $0.001 par value, shares authorized:
    4,000 (5,000 authorized net of 1,000 designated as
    Series A Junior Participating Preferred), shares issued
    and outstanding: zero in 2001, 2000 and 1999............         --            --         --
  Series A Junior Participating Preferred stock: $0.001 par
    value; shares authorized 1,000: shares issued and
    outstanding: zero in 2001, 2000 and 1999................         --            --         --
  Common stock: $0.001 par value; Shares authorized: 95,000
  Shares issued and outstanding: 36,785 in 2001 (unaudited),
    36,597 in 2000 and 20,923 in 1999.......................         37            35         20
Additional paid-in capital..................................    330,804       330,061     66,215
Notes receivable from stockholders..........................        (41)          (41)       (41)
Deferred stock compensation.................................     (8,864)       (9,263)    (5,786)
Accumulated other comprehensive income......................          5             8         --
Accumulated deficit.........................................    (69,304)      (51,370)    (9,112)
                                                               --------      --------    -------
  Total stockholders' equity................................    252,637       269,430     51,296
                                                               --------      --------    -------
        Total liabilities and stockholders' equity..........   $355,617      $363,751    $68,418
                                                               ========      ========    =======


  The accompanying notes are an integral part of these consolidated financial statements.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                              FOR THE THREE MONTHS
                                                 ENDED MARCH 31,        FOR THE YEAR ENDED DECEMBER 31,
                                              ---------------------    ---------------------------------
                                                2001         2000        2000         1999        1998
                                              ---------    --------    ---------    --------    --------
                                                   (UNAUDITED)
Revenue:

  Recurring revenue.........................  $ 30,323     $11,967     $ 61,811     $19,448     $ 5,300
  Non-recurring revenue.....................    15,716       5,750       27,245      13,478       6,131
                                              --------     -------     --------     -------     -------
    Total revenue...........................    46,039      17,717       89,056      32,926      11,431
                                              --------     -------     --------     -------     -------
Cost of revenue:
  Recurring revenue(1)......................    24,271      11,365       54,929      17,350       3,978
  Non-recurring revenue(2)..................     9,656       4,071       20,089      10,037       3,498
                                              --------     -------     --------     -------     -------
    Total cost of revenue...................    33,927      15,436       75,018      27,387       7,476
                                              --------     -------     --------     -------     -------
Gross profit................................    12,112       2,281       14,038       5,539       3,955
                                              --------     -------     --------     -------     -------
Operating expenses:
  Research and development(3)...............     4,844       1,640        8,463       2,394       1,084
  Selling, general and administrative(4)....    13,010       6,595       34,144       9,366       2,887
  Amortization of goodwill and acquired
    intangibles.............................    17,284       1,627       18,622         783          --
  Write-off of acquired in-process
    technology..............................        --         536        1,426       1,407          --
                                              --------     -------     --------     -------     -------
    Total operating expenses................    35,138      10,398       62,655      13,950       3,971
                                              --------     -------     --------     -------     -------
Loss from operations........................   (23,026)     (8,117)     (48,617)     (8,411)        (16)
Interest income.............................       408         263        1,394         527         210
Interest expense............................      (334)        (27)        (883)       (256)        (52)
                                              --------     -------     --------     -------     -------
Income (loss) before income taxes...........   (22,952)     (7,881)     (48,106)     (8,140)        142
Provision for (benefit of) income taxes.....    (5,018)         --       (5,848)       (213)         82
                                              --------     -------     --------     -------     -------
Net income (loss)...........................  $(17,934)    $(7,881)    $(42,258)    $(7,927)    $    60
                                              ========     =======     ========     =======     =======
Net income (loss) per share:
  Basic.....................................  $  (0.50)    $ (0.42)    $  (1.80)    $ (0.85)    $  0.01
                                              ========     =======     ========     =======     =======
  Diluted...................................  $  (0.50)    $ (0.42)    $  (1.80)    $ (0.85)    $  0.00
                                              ========     =======     ========     =======     =======
Shares used in computing net income (loss)
  per share:
  Basic.....................................    35,764      18,888       23,444       9,376       4,937
                                              ========     =======     ========     =======     =======
  Diluted...................................    35,764      18,888       23,444       9,376      12,783
                                              ========     =======     ========     =======     =======


---------------

(1) Cost of recurring revenue includes $216 (unaudited), $103 (unaudited), $528, $294 and $11 of amortization of deferred stock compensation for the three months ended March 31, 2001 and 2000, and for the years ended December 31, 2000, 1999, and 1998, respectively.



(2) Cost of non-recurring revenue includes $82 (unaudited), $71 (unaudited), $294, $286 and $8 of amortization of deferred stock compensation for the three months ended March 31, 2001 and 2000, and for the years ended December 31, 2000, 1999, and 1998, respectively.



(3) Research and development includes $63 (unaudited), $9 (unaudited), $69, $23 and $1 of amortization of deferred stock compensation for the three months ended March 31, 2001 and 2000, and for the years ended December 31, 2000, 1999, and 1998, respectively.



(4) Selling, general and administrative includes $508 (unaudited), $281 (unaudited), $1,043, $454 and $2 of amortization of deferred stock compensation for the three months ended March 31, 2001 and 2000, and for the years ended December 31, 2000, 1999, and 1998, respectively.


  The accompanying notes are an integral part of these consolidated financial statements.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                                 (IN THOUSANDS)


                                              FOR THE
                                        THREE MONTHS ENDED         FOR THE YEAR ENDED
                                             MARCH 31,                DECEMBER 31,
                                        -------------------    ---------------------------
                                          2001       2000        2000       1999      1998
                                        --------    -------    --------    -------    ----
                                            (UNAUDITED)
Net income (loss).....................  $(17,934)   $(7,881)   $(42,258)   $(7,927)   $60
Other comprehensive income:
  Foreign currency translation gain
     (loss)...........................        (3)        --           8         --     --
                                        --------    -------    --------    -------    ---
Comprehensive income (loss)...........  $(17,937)   $(7,881)   $(42,250)   $(7,927)   $60
                                        ========    =======    ========    =======    ===


  The accompanying notes are an integral part of these consolidated financial statements.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

           FOR THE THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED) AND


              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                 (IN THOUSANDS)

                                                                                          NOTES                       ACCUMULATED
                                                         COMMON STOCK     ADDITIONAL    RECEIVABLE      DEFERRED         OTHER
                                                        ---------------    PAID-IN         FROM          STOCK       COMPREHENSIVE
                                                        SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION      INCOME
                                                        ------   ------   ----------   ------------   ------------   -------------
Balance, December 31, 1997............................   9,693    $10      $    463       $ (13)        $    --         $    --
Issuance of common stock..............................      75     --             9          --              --              --
Issuance of common stock for note receivable..........     390     --            53         (53)             --              --
Repurchase of common stock............................    (941)    (1)          (67)         --              --              --
Payments on notes receivable..........................      --     --            --          25              --              --
Notes issued to stockholders..........................      --     --            --        (700)             --              --
Deferred stock compensation related to employee stock
  options.............................................      --     --           482          --            (482)             --
Amortization of deferred stock compensation...........      --     --            --          --              22              --
Net income............................................      --     --            --          --              --              --
                                                        ------    ---      --------       -----         -------         -------
Balance, December 31, 1998............................   9,217      9           940        (741)           (460)             --
Issuance of common stock to purchase Creative Business
  Solutions, Inc. and HealthWeb Systems, Ltd. ........     655      1         1,145          --              --              --
Issuance of common stock to purchase assets of
  Management & Technology Solutions, Inc. ............      60     --           140          --              --              --
Issuance of common stock for purchase of Novalis
  Corporation.........................................     549      1         8,999          --              --              --
Issuance of common stock for purchase of Finserv
  Health Care Systems, Inc. ..........................      49     --         1,499          --              --              --
Repurchase of common stock in exchange for notes
  receivable from stockholders........................    (563)    (1)           (3)        700              --              --
Deferred stock compensation related to employee stock
  options.............................................      --     --         6,383          --          (6,383)             --
Amortization of deferred stock compensation...........      --     --            --          --           1,057              --
Stock compensation....................................      --     --            53          --              --              --
Repurchase common stock...............................      (6)    --            --          --              --              --
Exercise of common stock options and warrants.........     206     --           141          --              --              --
Issuance of common stock related to initial public
  offering, net of offering costs of $4,324...........   4,480      4        35,992          --              --              --
Conversion of preferred stock to common stock.........   6,276      6        10,926          --              --              --
Net loss..............................................      --     --            --          --              --              --
                                                        ------    ---      --------       -----         -------         -------
Balance, December 31, 1999............................  20,923     20        66,215         (41)         (5,786)             --
Issuance of common stock to purchase Healthcare Media
  Enterprises, Inc. ..................................     223     --         5,189          --              --              --
Issuance of common stock to purchase Erisco Managed
  Care Technologies, Inc. ............................  12,143     12       192,911          --              --              --
Issuance of common stock to purchase Resource
  Information Management Systems, Inc. ...............   2,588      3        54,862          --              --              --
Issuance of common stock in exchange for services.....       4     --            99          --              --              --
Value of options assumed for Resource Information
  Management Systems, Inc. acquisition................      --     --         4,718          --              --              --
Issuance of stock warrants............................      --     --         1,716          --              --              --
Cancellation of Novalis Corporation escrowed shares...    (114)    --        (2,206)         --              --              --
Deferred stock compensation related to restricted
  stock grants........................................     325     --         5,070          --          (5,070)             --
Deferred stock compensation related to employee stock
  options.............................................      --     --           341          --            (341)             --
Amortization of deferred stock compensation...........      --     --            --          --           1,934              --
Exercise of common stock options......................     443     --           316          --              --              --
Employee purchase of common stock.....................      62     --           830          --              --              --
Foreign currency translation gain.....................      --     --            --          --              --               8
Net loss..............................................      --     --            --          --              --              --
                                                        ------    ---      --------       -----         -------         -------
Balance, December 31, 2000............................  36,597     35       330,061         (41)         (9,263)              8
Issuance of common stock for HME 2000 revenue
  commitment (unaudited)..............................      12     --           188          --              --              --
Deferred stock compensation related to restricted
  stock grants (unaudited)............................      52     --           470          --            (470)             --
Amortization of deferred stock compensation
  (unaudited).........................................      --     --            --          --             869              --
Exercise of common stock options (unaudited)..........     124      2            85          --              --              --
Foreign currency translation loss (unaudited).........      --     --            --          --              --              (3)
Net loss (unaudited)..................................      --     --            --          --              --              --
                                                        ------    ---      --------       -----         -------         -------
Balance, March 31, 2001 (unaudited)...................  36,785    $37      $330,804       $ (41)        $(8,864)        $     5
                                                        ======    ===      ========       =====         =======         =======

                                                          RETAINED         TOTAL
                                                          EARNINGS     STOCKHOLDERS'
                                                        (ACCUMULATED      EQUITY
                                                          DEFICIT)       (DEFICIT)
                                                        ------------   -------------
Balance, December 31, 1997............................    $    103       $    563
Issuance of common stock..............................          --              9
Issuance of common stock for note receivable..........          --             --
Repurchase of common stock............................        (652)          (720)
Payments on notes receivable..........................          --             25
Notes issued to stockholders..........................          --           (700)
Deferred stock compensation related to employee stock
  options.............................................          --             --
Amortization of deferred stock compensation...........          --             22
Net income............................................          60             60
                                                          --------       --------
Balance, December 31, 1998............................        (489)          (741)
Issuance of common stock to purchase Creative Business
  Solutions, Inc. and HealthWeb Systems, Ltd. ........          --          1,146
Issuance of common stock to purchase assets of
  Management & Technology Solutions, Inc. ............          --            140
Issuance of common stock for purchase of Novalis
  Corporation.........................................          --          9,000
Issuance of common stock for purchase of Finserv
  Health Care Systems, Inc. ..........................          --          1,499
Repurchase of common stock in exchange for notes
  receivable from stockholders........................        (696)            --
Deferred stock compensation related to employee stock
  options.............................................          --             --
Amortization of deferred stock compensation...........          --          1,057
Stock compensation....................................          --             53
Repurchase common stock...............................          --             --
Exercise of common stock options and warrants.........          --            141
Issuance of common stock related to initial public
  offering, net of offering costs of $4,324...........          --         35,996
Conversion of preferred stock to common stock.........          --         10,932
Net loss..............................................      (7,927)        (7,927)
                                                          --------       --------
Balance, December 31, 1999............................      (9,112)        51,296
Issuance of common stock to purchase Healthcare Media
  Enterprises, Inc. ..................................          --          5,189
Issuance of common stock to purchase Erisco Managed
  Care Technologies, Inc. ............................          --        192,923
Issuance of common stock to purchase Resource
  Information Management Systems, Inc. ...............          --         54,865
Issuance of common stock in exchange for services.....          --             99
Value of options assumed for Resource Information
  Management Systems, Inc. acquisition................          --          4,718
Issuance of stock warrants............................          --          1,716
Cancellation of Novalis Corporation escrowed shares...          --         (2,206)
Deferred stock compensation related to restricted
  stock grants........................................          --             --
Deferred stock compensation related to employee stock
  options.............................................          --             --
Amortization of deferred stock compensation...........          --          1,934
Exercise of common stock options......................          --            316
Employee purchase of common stock.....................          --            830
Foreign currency translation gain.....................          --              8
Net loss..............................................     (42,258)       (42,258)
                                                          --------       --------
Balance, December 31, 2000............................     (51,370)       269,430
Issuance of common stock for HME 2000 revenue
  commitment (unaudited)..............................          --            188
Deferred stock compensation related to restricted
  stock grants (unaudited)............................          --             --
Amortization of deferred stock compensation
  (unaudited).........................................          --            869
Exercise of common stock options (unaudited)..........          --             87
Foreign currency translation loss (unaudited).........          --             (3)
Net loss (unaudited)..................................     (17,934)       (17,934)
                                                          --------       --------
Balance, March 31, 2001 (unaudited)...................    $(69,304)      $252,637
                                                          ========       ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                FOR THE THREE
                                                                 MONTHS ENDED           FOR THE YEAR ENDED
                                                                  MARCH 31,                DECEMBER 31,
                                                              ------------------   ----------------------------
                                                                2001      2000       2000      1999      1998
                                                              --------   -------   --------   -------   -------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(17,934)  $(7,881)  $(42,258)  $(7,927)  $    60
  Adjustments to reconcile net income (loss) to net
    Cash provided by (used in) operating activities:
    Provision for doubtful accounts.........................       373       203      1,357       505       203
    Reserve for sales returns...............................       126        --         --        --        --
    Common stock issued for services rendered...............        --        --         99        53        --
    Amortization of deferred stock compensation.............       869       464      1,934     1,057        22
    Amortization of deferred stock warrants.................        61        --         82        --        --
    Amortization of capitalized research and development....        42        --         --        --        --
    Write-off of acquired in-process technology.............        --       536      1,426     1,407        --
    Forgiveness of notes receivable.........................        --        --         29        32        --
    Deferred taxes..........................................    (5,059)       --     (5,636)     (187)      (83)
    Loss on disposal (gain on sale) of property and
      equipment.............................................       (20)       --        234        --       187
    Depreciation and amortization of property and
      equipment.............................................     2,022     1,101      5,262     1,633       161
    Amortization of intangibles.............................    17,284     1,627     18,622       783        --
  Changes in assets and liabilities (net of acquisitions):
    Restricted cash.........................................      (201)       --     (1,500)       --        --
    Accounts receivable.....................................    (5,317)     (465)    (1,639)   (3,080)   (2,127)
    Prepaid expenses and other current assets...............    (1,552)      280     (1,339)   (1,271)      (75)
    Income tax receivable...................................        --        --         (9)      (34)     (406)
    Notes receivable........................................     1,737       (13)       357        --        --
    Accounts payable........................................    (1,631)     (760)     3,700     1,364        32
    Accrued liabilities.....................................    (2,080)      611      3,531     5,190       976
    Deferred revenue........................................    17,115        74      3,931       241      (248)
    Other...................................................      (808)     (157)      (739)     (110)      (16)
                                                              --------   -------   --------   -------   -------
      Net cash provided by (used in) operating activities...     5,027    (4,380)   (12,556)     (344)   (1,314)
                                                              --------   -------   --------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sale of short-term and long-term investments, net.........     3,019     1,979      4,168    (7,187)       --
  Purchase of property and equipment and software
    licenses................................................    (2,002)   (1,111)    (7,328)   (3,208)     (750)
  Purchase of MedPartners' assets...........................        --        --         --    (2,630)       --
  Net cash acquired in (paid for) acquisitions..............        --    (1,281)    27,392    (7,338)       --
  Payment of acquisition-related costs......................    (1,025)   (1,767)    (7,265)   (2,657)       --
  Other.....................................................        --        --     (2,206)       --        --
                                                              --------   -------   --------   -------   -------
      Net cash provided by (used in) investing activities...        (8)   (2,180)    14,761   (23,020)     (750)
                                                              --------   -------   --------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock, net...............        --        --         --    35,996         9
  Proceeds from issuance of mandatorily redeemable
    convertible preferred stock, net........................        --        --         --     4,483     6,449
  Repurchases of common stock...............................        --        --         --        --      (720)
  Proceeds from issuance of notes payable...................        --        --         --        --        56
  Proceeds from line of credit..............................        --        75         --        --        --
  Proceeds from revolving line of credit, net...............     1,260        --     11,438        --        --
  Payments on notes payable.................................      (193)     (523)    (9,689)   (1,275)      (32)
  Proceeds from term note...................................        --        --      4,000        --        --
  Payments on term note.....................................        --        --     (4,000)     (265)       --
  Proceeds from equipment line of credit....................        --        --      1,855        --        --
  Payments on equipment line of credit......................      (212)      (71)      (565)       --        --
  Payments on capital leases................................      (511)     (258)    (1,382)     (448)      (15)
  Issuance of notes receivable..............................        --        --         --        --      (800)
  Repayment of notes receivable.............................        --        --         --        30        25
  Employee exercise of stock options........................       269        40        316        11        --
  Employee purchase of common stock.........................        --        --        830        --        --
                                                              --------   -------   --------   -------   -------
      Net cash provided by (used in) financing activities...       613      (737)     2,803    38,532     4,972
                                                              --------   -------   --------   -------   -------
  Net increase (decrease) in cash and cash equivalents......     5,632    (7,297)     5,008    15,168     2,908
  Effect of exchange rate changes on cash and cash
    equivalents.............................................        (3)       --          8        --        --
  Cash and cash equivalents at beginning of period..........    23,865    18,849     18,849     3,681       773
                                                              --------   -------   --------   -------   -------
  Cash and cash equivalents at end of period................  $ 29,494   $11,552   $ 23,865   $18,849   $ 3,681
                                                              ========   =======   ========   =======   =======


  The accompanying notes are an integral part of these consolidated financial statements.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS OF THE COMPANY

     The TriZetto Group, Inc. (the "Company"), was incorporated in the state of Delaware on May 27, 1997. The Company is a provider of remotely hosted software applications, both third-party packaged and proprietary software, and related services used primarily in the healthcare industry. The Company also develops and supports software products for the healthcare industry. Additionally, the Company offers an Internet browser application that serves as a portal for the exchange of healthcare information and services over the Internet. The Company provides access to its hosted applications either through the Internet or through traditional networks. The Company markets and sells its software and services to customers primarily in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.


UNAUDITED INTERIM FINANCIAL INFORMATION



     The financial information presented as of March 31, 2001 and for the three months ended March 31, 2001 and 2000 has been prepared from the Company's books and records without audit. Such information has been presented in accordance with generally accepted accounting principles for interim financial information that are consistent in all material respects with the accounting principles applied in the Company's annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001, or for any future period.


LIQUIDITY AND CAPITAL RESOURCES

     The Company has incurred net losses of $42.2 million and $7.9 million for the years ended December 31, 2000 and 1999, respectively, has an accumulated deficit of $51.4 million at December 31, 2000 and has used cash in operating activities of $12.6 million and $344,000 for the years ended December 31, 2000 and 1999, respectively. The Company has funded its financial needs primarily through the net proceeds received through its initial public offering in 1999 as well as other equity (Note 9) and debt financing (Note 6). Also, in connection with the Company's acquisition of Erisco Managed Care Technologies, Inc. in October 2000 (Note 12), the Company acquired a cash balance of approximately $32.0 million. The Company has total cash and cash equivalents, short-term investments, and restricted cash of $28.4 million and a net working capital deficiency of $7.8 million at December 31, 2000. Based on the Company's current operating plan, management believes existing cash, cash equivalents and short-term investments balances, cash forecasted by management to be generated by operations and borrowings from existing credit facilities will be sufficient to meet the Company's working capital and capital requirements for at least the next twelve months. However, if events or circumstances occur such that the Company does not meet its operating plan as expected, the Company may be required to seek additional capital and/or to reduce certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited in demand and money market accounts in three financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are derived from revenue earned from customers located in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of individual accounts.

     The following tables summarize the revenues and accounts receivable balances from customers in excess of 10% of total revenues and total accounts receivable balances, respectively:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              2000    1999    1998
                                                              ----    ----    ----
REVENUES:
  Company A.................................................   15%     --      --
  Company B.................................................   15%     --      --
  Company C.................................................   --      16%     42%
  Company D.................................................   --      --      11%
  Company E.................................................   --      19%     --
  Company F.................................................   --      --      --
  Company G.................................................   --      --      --

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                  DECEMBER 31,
                                                              --------------------
                                                              2000    1999    1998
                                                              ----    ----    ----
ACCOUNTS RECEIVABLE:
  Company A.................................................   --      --      --
  Company B.................................................   --      --      --
  Company C.................................................   --      --      56%
  Company D.................................................   --      --      --
  Company E.................................................   --      --      --
  Company F.................................................   --      13%     --
  Company G.................................................   10%     --      --

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds, commercial paper and various deposit accounts.

INVESTMENTS

     The Company has classified its investments as available-for-sale. Such investments are recorded at fair value and unrealized gains and losses, if material, are recorded as a separate component of stockholders' equity, net of tax, until realized. Interest income is recorded using the effective interest rate with the associated premium or discount amortized to interest income. The cost of securities sold is based upon the specific identification method. As of the balance sheet date, investments with maturity dates of one year or less are classified as short-term. At December 31, 2000 and 1999, the carrying value approximated fair value. Investments consist of corporate bonds and debt securities.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives: computer equipment, equipment and software are depreciated over five years and furniture and fixtures are depreciated over seven years. Leasehold improvements are amortized over their estimated useful lives or the lease term, if shorter. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill arising from the Company's acquisitions is being amortized on a straight-line basis over their estimated lives of three to seven years. Other intangible assets arising from the Company's acquisitions consist of acquired work force, customer lists, core technology and trade names which are

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

being amortized on a straight-line basis over their estimated useful lives of two to five, five, three to four and five years, respectively. Software technology rights are amortized on a straight-line basis over the lesser of the contract term or five years.

LONG-LIVED ASSETS


     Long-lived assets and intangible assets, including enterprise level goodwill, are reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the asset's carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. The discount rate applied to these cash flows is based on a discount rate commensurate with the risks involved. No impairment has been indicated to date.


REVENUE RECOGNITION

     The Company has adopted the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition", which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in the financial statements filed with the SEC. The adoption of SAB 101 had no material impact on the financial statements.

     The Company's revenue is classified into two categories: (i) recurring or multi-year contractually-based revenue and (ii) revenue generated from non-recurring agreements. Revenue is recognized when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed and determinable, collectibility is probable and when all other significant obligations have been fulfilled.


     The Company generates recurring revenue from several sources, including the sale of maintenance and support on its software products, and from the hosting of application services. Recurring software maintenance revenue is typically based on one-year renewable contracts. Software maintenance and support revenues are recognized ratably over the contract period. Cash received in advance is recorded as deferred revenue. Recurring revenue from application services is subscription-based and billed monthly over a contract term of typically three to seven years. Many of the agreements associated with application services contain performance standards that require the Company to maintain a certain level of operating performance related to those applications. This performance is measured on a monthly basis by the Company prior to the recording of the application services revenues. Software license fees under arrangements where the Company hosts the software and the customer does not have the ability to take possession of the software during the hosting period, are recognized ratably over the hosting periods in accordance with EITF issue 00-3.


     The Company generates non-recurring revenue from the licensing of its software. The Company follows the provisions of AICPA Statements of Position ("SOP") 97-2 "Software Revenue Recognition," SOP 98-4 "Deferral of the Effective Date of Certain Provisions of SOP 97-2", and SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect of Certain Transactions". Software license revenue is recognized upon the execution of a license agreement, when the licensed product has been delivered, fees are fixed and determinable, collectibility is

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

probable and when all other significant obligations have been fulfilled. For software license agreements in which customer acceptance is a condition of earning the license fees, revenue is not recognized until acceptance occurs. For arrangements containing multiple elements, such as software license fees, consulting services and maintenance, and where vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "residual method" prescribed by SOP 98-9. For arrangements in which VSOE does not exist for each element, including specified upgrades, revenue is deferred and not recognized until delivery of the element without VSOE has occurred. The Company also generates non-recurring revenue from consulting fees for implementation, installation, data conversion, and training related to the use of the Company's proprietary and third-party licensed products. The Company recognizes revenues for these services as they are performed, as they are principally contracted for on a time and material basis.

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to operations as incurred.

SOFTWARE DEVELOPMENT COSTS

     Software development costs for new software and for enhancements to existing software are expensed as incurred until the establishment of technological feasibility. Software development costs incurred subsequent to the establishment of technological feasibility and prior to general release of the product are capitalized as capitalized software products and amortized to cost of revenues on a straight-line basis over the estimated useful life of the related products, generally five years. Amortization expense for the years ended December 31, 2000, 1999 and 1998 was $9,000, zero and zero, respectively, and is included in cost of revenues.

INCOME TAXES

     The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COMPUTATION OF INCOME (LOSS) PER SHARE


     Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Common shares issued in connection with business combinations, that are held in escrow, are excluded from the computation of basic EPS until the shares are released from escrow. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, shares held in escrow and other convertible securities. The following is a reconciliation of the numerator (net income (loss)) and the denominator (number of shares) used in the basic and diluted EPS calculations (in thousands, except per share data):



                                     THREE MONTHS ENDED
                                         MARCH 31,             YEAR ENDED DECEMBER 31,
                                    --------------------    ------------------------------
                                      2001        2000        2000       1999       1998
                                    --------    --------    --------    -------    -------
                                        (UNAUDITED)
BASIC:
  Net income (loss)...............  $(17,934)   $ (7,881)   $(42,258)   $(7,927)   $    60
                                    --------    --------    --------    -------    -------
  Weighted average common shares
     outstanding..................    35,764      18,888      23,444      9,376      4,937
                                    --------    --------    --------    -------    -------
  Net income (loss) per share.....  $  (0.50)   $  (0.42)   $  (1.80)   $ (0.85)   $  0.01
                                    ========    ========    ========    =======    =======
DILUTED:
  Net income (loss)...............  $(17,934)   $ (7,881)   $(42,258)   $(7,927)   $    60
                                    --------    --------    --------    -------    -------
  Weighted average common shares
     outstanding..................    35,764      18,888      23,444      9,376      4,937
  Preferred stock.................        --          --          --         --      2,888
  Options to purchase common
     stock........................        --          --          --         --        305
  Common stock subject to
     repurchase...................        --          --          --         --      4,640
  Warrants........................        --          --          --         --         13
                                    --------    --------    --------    -------    -------
  Total weighted common stock and
     common stock equivalents.....    35,764      18,888      23,444      9,376     12,783
                                    --------    --------    --------    -------    -------
  Net income (loss) per share.....  $  (0.50)   $  (0.42)   $  (1.80)   $ (0.85)   $  0.00
                                    ========    ========    ========    =======    =======



     Because their effects are anti-dilutive, diluted EPS excludes the following potential common shares:



                                     THREE MONTHS ENDED
                                         MARCH 31,             YEAR ENDED DECEMBER 31,
                                    --------------------    ------------------------------
                                      2001        2000        2000       1999       1998
                                    --------    --------    --------    -------    -------
                                        (UNAUDITED)
  Shares held in escrow...........       538         535         686        518         --
  Options to purchase common
     stock........................     6,228       3,479       5,170      3,479         --
  Unvested portion of restricted
     stock........................       378          --         325         --         --
  Common stock subject to
     repurchase...................        --       1,699          --      1,698         --
  Warrants........................       300          --         300         --         --
                                    --------    --------    --------    -------    -------
                                       7,444       5,713       6,481      5,695         --
                                    ========    ========    ========    =======    =======

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COMPREHENSIVE INCOME

     The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components for general-purpose financial statements. Comprehensive income (loss) is defined as net income (loss) plus all revenues, expenses, gains and losses from non-owner sources that are excluded from net income (loss) in accordance with generally accepted accounting principles.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 137 and SFAS 138, establishes methods of accounting and reporting for derivative instruments and hedging activities and is effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The implementation of SFAS 133 will not have a material impact on the Company's financial statements.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 2000 presentation.

3. PROPERTY AND EQUIPMENT

     Property and equipment, net, consists of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                               2000         1999
                                                              -------      -------
                                                                 (IN THOUSANDS)
PROPERTY AND EQUIPMENT
  Computer equipment........................................  $16,198      $ 7,166
  Furniture and fixtures....................................    4,197        1,607
  Equipment.................................................    2,026          841
  Software..................................................    6,331        2,401
  Leasehold improvements....................................    2,838          187
                                                              -------      -------
                                                               31,590       12,202
Less: Accumulated depreciation..............................   (5,967)      (1,405)
                                                              -------      -------
                                                              $25,623      $10,797
                                                              =======      =======

     Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $4.6 million, $1.1 million and $118,000, respectively. Included in property and equipment at December 31, 2000 and December 31, 1999 is equipment acquired under capital leases totaling approximately $10.0 million and $4.1 million, respectively, and related accumulated depreciation of $3.0 million and $538,000, respectively.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets, net, consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------    -------
                                                                (IN THOUSANDS)
INTANGIBLE ASSETS
  Goodwill..................................................  $180,075    $ 8,272
  Acquired workforce........................................    19,319      1,687
  Customer lists............................................    37,961      4,184
  Core technology...........................................    52,713      4,527
  Software licenses.........................................     2,947      2,707
  Trade names...............................................     8,870         --
                                                              --------    -------
                                                               301,885     21,377
Less: Accumulated amortization..............................   (20,278)    (1,051)
                                                              --------    -------
                                                              $281,607    $20,326
                                                              ========    =======

5. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               2000         1999
                                                              -------      ------
                                                                (IN THOUSANDS)
ACCRUED LIABILITIES
  Accrued payroll and benefits..............................  $ 8,779      $4,080
  Accrued professional fees.................................      966         477
  Accrued acquisition expenses..............................    2,393       2,445
  Other.....................................................    7,829       2,170
                                                              -------      ------
                                                              $19,967      $9,172
                                                              =======      ======

6. NOTES PAYABLE AND LINES OF CREDIT

     In September 2000, the Company executed a Secured Term Note facility with a lending institution for a total available amount of $10.0 million. A total of $4.0 million was borrowed under a Secured Term Note. The Company subsequently paid the outstanding balance on its existing line of credit of $2.7 million from borrowings under the Secured Term Note. The Secured Term Note was due and repaid by the Company in October 2000, after the acquisition of Erisco was consummated.

     In September 2000, the Company also entered into a Loan and Security Agreement and Revolving Credit Note with the same lender, providing for a revolving credit facility in the maximum principal amount of $15.0 million. The revolving credit facility became effective upon repayment of any outstanding balance on the Secured Term Note. In October and December 2000, the Loan and Security Agreement and Revolving Credit Note were amended to include Erisco and RIMS,

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

respectively, as additional borrowers. The revolving credit facility is secured by all of the Company's receivables and expires in September 2002.

     Borrowings under the revolving credit facility are limited to and shall not exceed 80% of qualified accounts as defined in the Loan and Security Agreement. Interest on the revolving credit facility is prime plus 1.5%. In addition, there is a monthly 0.0333% usage fee and a monthly 0.083% loan management fee. Interest is payable monthly in arrears on the first business day of the month. The revolving credit facility contains certain covenants that the Company must adhere to during the term of the agreement, including a tangible net worth, as defined, of at least $12.0 million and the generation of a minimum monthly net earnings before interest, depreciation and amortization and minimum cash balances, as defined in the Loan and Security Agreement. As of December 31, 2000, the Company had outstanding borrowings on the revolving line of credit of $11.4 million.

     In December 1999, the Company entered into a lease line of credit with a financial institution. This lease line of credit was specifically established to finance computer equipment purchases. The lease line of credit has a limit of $2.0 million and expired as scheduled in December 2000. Borrowings under the lease line of credit at December 31, 2000 totaled approximately $1.5 million and are collateralized by the assets under lease. In accordance with the terms of the lease line of credit, the outstanding balance is being repaid in monthly installments of principal and interest through June 2003.

     In January 1999, the Company entered into a financing agreement for $675,000 in order to acquire a software license. The non-interest bearing note (imputed interest rate of 7.80%) is due in sixty equal monthly installments. Borrowings under the financing agreement are collateralized by the software that the Company purchased with the note proceeds. At December 31, 2000, there was approximately $369,000 principal balance remaining on the note.

     In connection with the acquisition of Creative Business Solutions, Inc. and HealthWeb Systems, Ltd. in February 1999 (Note 12), the Company issued notes of $270,000. The notes bear interest at 8.00% per annum and the interest is payable annually in arrears. Fifty percent of the principal balance is payable on the first anniversary and fifty percent is payable on the second anniversary of the issue date. At December 31, 2000, there was $135,000 principal balance remaining on the notes.

     In May 1999, the Company entered into a financing agreement for approximately $1.1 million. The amount is due in twelve equal monthly installments and bears interest at 10% per annum. Borrowings under the financing agreement are collateralized by the license that the Company purchased from the lender. At December 31, 1999, there was $386,000 principal balance remaining on the note. The debt was paid in full in April 2000.

     In March 1999, the Company entered into a revolving line of credit agreement with a financial institution. In October 1999, the Company entered into a subsequent agreement which increased the amount available under the line of credit. The line of credit has a total capacity of $3.0 million and expires in December 2001. Borrowings under the line of credit bear interest at prime plus 0.50% and are collateralized by corresponding cash balances on deposit classified as restricted cash on balance sheet. Interest is payable monthly as it accrues. The line of credit agreement contains covenants that the Company must adhere to during the term of the agreement including restrictions on the payment of dividends. As of December 31, 2000, there were no outstanding borrowings on the line of credit. The Company has outstanding seven standby letters of credit in the aggregate amount of $1.5 million which serve as security deposits for the Company's capital leases. The Company is required to

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

maintain a cash balance equal to the outstanding letters of credit, which is classified as restricted cash on the balance sheet.

     Notes payable and lines of credit consist of the following at December 31:

                                                     NOTES PAYABLE      LINES OF CREDIT
                                                    ---------------    -----------------
                                                    2000      1999       2000      1999
                                                    -----    ------    --------    -----
Revolving credit facility of $15.0 million,
  interest at prime plus 1.5% (11.0% at December
  31, 2000), payable monthly in arrears...........  $  --    $   --    $ 11,438    $  --
Equipment lease line of credit, secured by
  equipment, due in monthly installments through
  June 2003, with interest rates between 9.72% and
  10.18%..........................................     --        --       1,524      973
Financing agreement, collateralized by software
  license purchased (imputed interest rate of
  7.80%) due in equal monthly installments through
  January 2004....................................    369       471
Related party note issued in connection with the
  acquisition of CBS and HealthWeb, due in
  February 2001, interest at 8%, payable annually
  in arrears......................................    135       270
Note payable to lending institution,
  collateralized by license purchased, due in
  equal monthly installments, interest at 10% per
  annum...........................................     --       386
Other obligations due in monthly installments
  through October 2002, with interest rates up to
  prime plus 1.5% (11.0% at December 31, 2000)....    103        --
                                                    -----    ------    --------    -----
Total notes payable and lines of credit...........    607     1,127      12,962      973
Less: Current portion.............................   (343)     (623)    (12,089)    (293)
                                                    -----    ------    --------    -----
                                                    $ 264    $  504    $    873    $ 680
                                                    =====    ======    ========    =====

     Future principal payments of notes payable at December 31, 2000 are as follows:

            FOR THE PERIODS ENDING DECEMBER 31,               NOTES PAYABLE    LINES OF CREDIT
            -----------------------------------               -------------    ---------------
     2001...................................................      $ 343           $ 12,089
     2002...................................................        124                718
     2003...................................................        129                155
     2004...................................................         11                 --
     2005...................................................         --                 --
                                                                  -----           --------
                                                                    607             12,962
Less: Current portion.......................................       (343)           (12,089)
                                                                  -----           --------
                                                                  $ 264           $    873
                                                                  =====           ========

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. RELATED PARTY TRANSACTIONS

     In September 1997, the Company entered into a $520,000 financing agreement, bearing interest at 9% and payable quarterly beginning January 1, 1998. A member of the Company's Board of Directors owns 50% of the financing company. The principal amount was due October 1, 2002. In connection with the financing agreement, the Company issued to the financing company warrants to purchase 162,595 shares of common stock with an exercise price of $0.80 per share (Note
9). In August 1999, the warrant to purchase 162,595 shares of common stock was exercised. The exercise price was applied to the principal under the financing agreement, reducing the principal amount by $130,000. In October 1999, the Company paid off the remaining principal balance of $390,000.

     The Company has a note receivable from an officer of the Company. The note accrues interest at 6.5% per annum. The principal and accrued interest will be forgiven annually over a four year period beginning April 30, 1999 provided the officer is an employee of the Company. In the event of termination of the officer's employment with the Company the note and accrued interest become due and payable immediately. At December 31, 2000, the note receivable from related party was $50,000.

     In June 1998 and October 1998, the Company issued full recourse promissory notes to certain officers for $200,000 and $500,000, respectively. The promissory notes were collateralized by 200,000 and 362,319 shares, respectively, of common stock, bore annual interest at 8% and were payable in 1999, or earlier upon employee termination. In May and June 1999, the Company repurchased the common stock in exchange for the notes.

     In June 1999, the Company entered into an agreement with Garte & Associates, Inc. pursuant to which the Company would pay Garte & Associates, Inc. an investment banking fee for certain acquisitions. Harvey Garte, the Company's Vice President of Corporate Development, is the sole stockholder of Garte & Associates, Inc. In 1999, the Company paid a total of $256,000 to Garte & Associates, Inc. in connection with the Company's acquisitions of Novalis Corporation in November 1999 and Finserv Health Care Systems, Inc. in December 1999. In 2000, the Company paid or accrued a total of $615,000 to Garte & Associates, Inc. in connection with the Company's acquisitions of Healthcare Media Enterprises, Inc. in January 2000, Erisco Managed Care Technologies, Inc. in October 2000 and Resource Information Management Systems, Inc. in December 2000.

     In November 1999, in connection with the acquisition of Novalis Corporation, the Company received notes receivable in the aggregate amount of $475,000 from the eight former stockholders of Novalis. The notes represent the former stockholders' agreement to repay all legal, financial and accounting fees and expenses incurred in connection with the acquisition. The notes accrue interest at 8.0% per annum and are payable one year from the date of acquisition, which has been extended by the Company. At December 31, 2000, the notes receivable from related parties was $252,000.

8. COMMITMENTS AND CONTINGENCIES

     The Company leases office space and equipment under noncancelable operating and capital leases, respectively, with various expiration dates through 2009. Capital lease obligations are collateralized by the equipment subject to the leases. The Company is responsible for maintenance costs and property taxes on certain of the operating leases. Rent expense for the years ended December 31, 2000, 1999 and 1998 was $4.0 million, $1.2 million and $192,000 respectively. These amounts are net of sublease income of $78,000, $25,000 and $48,000, respectively.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Future minimum lease payments under noncancelable operating and capital leases at December 31, 2000 are as follows:

       FOR THE PERIODS ENDING DECEMBER 31,          CAPITAL LEASES    OPERATING LEASES
       -----------------------------------          --------------    ----------------
                                                              (IN THOUSANDS)
     2001.........................................     $ 2,523            $ 7,240
     2002.........................................       1,840              6,973
     2003.........................................       1,146              6,483
     2004.........................................         450              4,808
     2005.........................................         159              3,967
     Thereafter...................................          --              6,967
                                                       -------            -------
Total minimum lease payments......................       6,118            $36,438
                                                                          =======
Less: Interest....................................        (692)
Less: Current portion.............................      (2,123)
                                                       -------
                                                       $ 3,303
                                                       =======


     In May 2000, Finserv Health Care Systems, Inc. ("Finserv"), a wholly owned subsidiary of the Company, initiated litigation against U.S. Imaging, Inc. ("USI") for breach of contract. Finserv claims that USI failed to pay fees and expenses in the amount of approximately $194,000 and that USI wrongfully and unilaterally terminated the contracts in February 2000, before the end of the term and therefore is liable for a termination fee of $250,000. Also, Finserv alleges that USI has continued to use Finserv's proprietary software after the wrongful termination of the contracts and that USI is liable for the economic damages suffered by Finserv as a result of this unauthorized use. The amount of damages, if any, remains unknown. USI has filed a counterclaim against Finserv for breach of contract, alleging that USI sustained damages in excess of $450,000 as Finserv failed to provide a variety of services within the contracts' scope. In addition, USI has claimed additional damages of approximately $2.0 million as a result of Finserv's breach of an obligation to file certain claims on USI's behalf in the bankruptcy of Dow Corning Corporation. The litigation is set for trial on April 23, 2001, but the parties have requested a continuance until after October 15, 2001. The Company is unable to estimate the range of possible loss, if any, from this litigation, and no accrual for any loss related to this matter has been made in the consolidated financial statements.



     In December 2000, the Company received notice from a third party through its legal counsel, that the Company is allegedly infringing on the third party's trademark. No damages have been specified. The Company is unable to estimate the range of possible loss, if any, from this litigation, and no accrual for any loss related to this matter has been made in the consolidated financial statements.


     In the opinion of management, the results of the above matters, individually or in the aggregate, are not expected to have a material effect on the Company's results of operations, financial condition or cash flows.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. STOCKHOLDERS' EQUITY

COMMON STOCK

     In October 1999, the Company completed its initial public offering of 4,480,000 shares of common stock, including 630,000 shares issued in connection with the exercise of the underwriters' over-allotment option, at a price of $9.00 per share, that raised approximately $36.0 million, net of underwriting discounts, commissions and other offering costs totaling approximately $4.3 million. In addition, in connection with the offering, 350,000 shares of common stock of the Company were sold by a selling stockholder at $9.00 per share, for which the Company received no proceeds. Upon the closing of the offering, all of the Company's mandatorily redeemable convertible preferred stock converted into approximately 6,276,000 shares of common stock.

     At December 31, 2000, the Company had reserved approximately 7,853,000 shares of common stock for issuance upon exercise of stock options, warrants and for shares issuable under the Employee Stock Purchase Plan. Common stockholders are entitled to dividends as and when declared by the Board of Directors subject to the prior rights of preferred stockholders. The holders of each share of common stock are entitled to one vote.

STOCK OPTION PLAN

     In May 1998, the Company adopted the 1998 Stock Option Plan (the "Plan") under which the Board of Directors may issue incentive and non-qualified stock options to employees, directors and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price. Options are to be granted at an exercise price not less than fair market value for incentive stock options or 85% of fair market value for non-qualified stock options. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of incentive stock options will not be less than 110% of fair market value. The options generally vest and become exercisable annually at a rate of 25% of the option grant over a four year period. The term of the options will be no longer than five years for incentive stock options for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options.

     On November 30, 2000, in connection with the Resource Information Management Systems, Inc. ("RIMS") acquisition (Note 12), the Company adopted the RIMS Stock Option Plan based primarily upon RIMS' existing non-statutory stock option plan. Unless previously terminated by the stockholders the Plan shall terminate at the close of business on January 1, 2009, and no options shall be granted under it thereafter. Such termination shall not affect any option previously granted. Upon a business combination by the Company with any corporation or other entity, the Company may provide written notice to optionees that options shall terminate on a date not less than 14 days after the date of such notice unless theretofore exercised. In connection with such notice, the Company may, in its discretion, accelerate or waive any deferred exercise period.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Activity under the two plans was as follows (in thousands, except per share data):

                                                          OUTSTANDING OPTIONS
                               SHARES                 ---------------------------      WEIGHTED
                              AVAILABLE   NUMBER OF                     AGGREGATE      AVERAGE
                              FOR GRANT    SHARES     EXERCISE PRICE      PRICE     EXERCISE PRICE
                              ---------   ---------   ---------------   ---------   --------------
Options reserved at Plan
  inception.................    1,600          --                  --         --            --
Granted.....................   (1,159)      1,159     $ 0.25 - $ 0.28    $   297        $ 0.26
Cancelled...................       10         (10)               0.25         (2)         0.25
                               ------       -----                        -------
Balances, December 31,
  1998......................      451       1,149       0.25 -   0.28        295          0.26
Additional options
  reserved..................    2,400
Granted.....................   (2,644)      2,644       0.25 -  29.75     16,318          6.17
Exercised...................       --         (60)               0.25        (15)         0.25
Cancelled...................      254        (254)      0.25 -  20.25       (261)         1.03
                               ------       -----                        -------
Balances, December 31,
  1999......................      461       3,479       0.25 -  29.75     16,337          4.70
Additional options
  reserved..................    3,200          --
Granted.....................   (2,386)      2,386      12.68 -  63.25     47,735         20.00
Adopted and assumed.........       --         300                7.02      2,107          7.02
Exercised...................       --        (425)      0.25 -  14.50       (312)         0.73
Cancelled...................      570        (570)      0.25 -  57.50     (7,751)        13.58
                               ------       -----                        -------
Balances, December 31,
  2000......................    1,845       5,170     $ 0.25 - $63.25    $58,116        $11.24
                               ======       =====                        =======

     The options outstanding and currently exercisable by exercise price at December 31, 2000 are as follows (in thousands, except per share data):

                    OPTIONS OUTSTANDING AT DECEMBER 31, 2000         OPTIONS EXERCISABLE AT
                 ----------------------------------------------        DECEMBER 31, 2000
                                    WEIGHTED                      ----------------------------
                                    AVERAGE                         NUMBER
                     NUMBER        REMAINING        WEIGHTED      EXERCISABLE      WEIGHTED
   RANGE OF       OUTSTANDING     CONTRACTUAL       AVERAGE          AS OF         AVERAGE
EXERCISE PRICE   AS OF 12/31/00   LIFE (YEARS)   EXERCISE PRICE    12/31/00     EXERCISE PRICE
--------------   --------------   ------------   --------------   -----------   --------------
$ 0.25 - $ 2.60      1,864            8.00           $ 0.87           456           $ 0.77
$ 6.50 - $ 6.50        280            8.64             6.50            61             6.50
$ 7.02 - $ 7.02        300            8.00             7.02           300             7.02
$12.69 - $15.25      1,979            9.65            14.64            26            14.50
$17.81 - $20.25        332            9.08            19.85            70            20.25
$28.75 - $38.98        268            9.02            31.58            30            28.75
$57.50 - $63.25        147            9.13            58.28             0             0.00
                     -----            ----           ------           ---           ------
                     5,170            8.87           $11.24           943           $ 5.31
                     =====            ====           ======           ===           ======

STOCK-BASED COMPENSATION

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Had

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

compensation cost for the Company's stock compensation plans been determined based on the fair value at the grant date for awards during the years ended December 31, 2000, 1999 and 1998 consistent with the provisions of SFAS No. 123, the Company's net income would have been as follows (in thousands, except per share amounts):

                                                               YEAR ENDED DECEMBER 31,
                                                             ----------------------------
                                                               2000       1999      1998
                                                             --------    -------    -----
Net income (loss), as reported.............................  $(42,258)   $(7,927)   $  60
Net income (loss), pro forma...............................  $(48,340)   $(8,695)   $  54
Net income (loss) per share, as reported:
  Basic....................................................  $  (1.80)   $ (0.85)   $0.01
  Diluted..................................................  $  (1.80)   $ (0.85)   $0.00
Net income (loss) per share, pro forma:
  Basic....................................................  $  (2.06)   $ (0.93)   $0.01
  Diluted..................................................  $  (2.06)   $ (0.93)   $0.00

     Such pro forma disclosures may not be representative of future pro forma compensation cost because options vest over several years and additional grants are anticipated to be made each year.

     At December 31, 2000, 1999, and 1998 options exercisable under the Plan were 943,299, 241,921, and none respectively. The weighted average fair values of options granted during 2000, 1999 and 1998 were $9.31, $6.45 and $0.05, respectively.

     The fair value of each option granted prior to October 9, 1999, the date of the Company's initial public offering, was estimated on the date of grant using the minimum value method. Thereafter, the fair value of option grants were estimated using a Black-Scholes pricing model. The following weighted average assumptions were used in the estimations:

                                                               YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                           2000          1999         1998
                                                          -------    ------------    -------
Expected volatility.....................................       50%         221%           --
Risk-free interest rate.................................     6.00%        6.34%         5.18%
Expected life...........................................  4 years      4 years       4 years
Expected dividends......................................       --           --            --

EMPLOYEE STOCK PURCHASE PLAN

     In July 1999, the Board of Directors adopted the Employee Stock Purchase Plan ("Stock Purchase Plan"), which is intended to qualify under Section 423 of the Internal Revenue Code. A total of 600,000 shares of common stock have been reserved for issuance under the Stock Purchase Plan, of which 538,476 remain available for issuance at December 31, 2000. Employees are eligible to participate if they are employed for at least 20 hours per week and for more than five months in any calendar year and who have been employed for at least 90 days. Employees who own more than 5% of the Company's outstanding stock may not participate. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation or $25,000.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Stock Purchase Plan was implemented by six month offerings with purchases occurring at six month intervals commencing January 1, 2000. The purchase price of the common stock under the Stock Purchase Plan will be equal to 85% of the fair market value per share of common stock on either the start date of the offering period or on the purchase date, whichever is less. The Stock Purchase Plan will terminate in 2009, unless terminated sooner by the Board of Directors. Shares issued under the Stock Purchase Plan were 61,524 in 2000 at a weighted average purchase price of $13.66 per share.

DEFERRED STOCK COMPENSATION

     The Company recorded deferred stock compensation related to stock options granted to employees where the exercise price is lower than the fair market value of the Company's common stock on the date of the grant. Total deferred compensation recorded for these options was $341,000, $6.4 million and $482,000 in 2000, 1999 and 1998, respectively. Additionally, the Company recorded deferred stock compensation in the amount of $5.1 million related to the issuance of restricted stock to certain employees of one of its customers in May 2000, and in connection with the acquisitions of Erisco and RIMS in October and December 2000 -- see "Restricted stock". The Company amortizes the deferred stock compensation charge over the vesting period of the underlying stock option or restricted stock award. Amortization of deferred stock compensation expense was $1.9 million, $1.1 million and $22,000 in 2000, 1999 and 1998, respectively.

WARRANTS


     In September 2000, the Company issued warrants to purchase 300,000 shares of the Company's common stock, at an exercise price of $13.50 per share and, in return, received warrants to purchase 100,000 shares of common stock of Maxicare Health Plans, Inc. at an exercise price of $1.50 per share, in connection with consummation of an Application Services Provider (ASP) agreement. The warrants were immediately exercisable upon issuance and expire in 2005. The values of the warrants issued and received were determined using a Black Scholes option pricing model with the following assumptions:



                                                              WARRANTS    WARRANTS
                                                               ISSUED     RECEIVED
                                                              --------    --------
Term........................................................  5 years     5 years
Expected dividends..........................................       --          --
Exercise price..............................................  $ 13.50     $  1.50
Grant date stock price......................................  $ 12.06     $  1.31
Expected volatility.........................................       50%         53%
Risk-free interest rate.....................................     5.91%       5.91%



     The $1,716,000 net value of the warrants exchanged is being amortized on a straight-line basis over the agreement term as a reduction of recurring revenue. A total of $61,000 was charged against recurring revenue in the year ended December 31, 2000.


     As of December 31, 2000, the Company has reserved 300,000 shares of its common stock for the exercise of these warrants.

     In connection with the October 1997 acquisition of Croghan & Associates, the Company issued a warrant to purchase 162,595 shares of the Company's common stock at an exercise price of $0.80 per share to replace an existing warrant to purchase Croghan & Associates stock. The value of the

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

warrant determined using the Black Scholes model was not material. In August 1999, the warrant to purchase 162,595 shares of common stock was exercised.

SHAREHOLDER RIGHTS PLAN

     In September 2000, the Company's Board of Directors adopted a shareholder rights plan. The plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, distributed to stockholders of record on or after October 19, 2000. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (an "Acquiring Person") or announces a tender offer for 15% or more of the common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company at an initial exercise price of $75 per Right, subject to adjustment from time to time. However, if any person becomes an Acquiring Person, each Right will then entitle its holder (other than the Acquiring Person) to purchase at the exercise price, common stock of the Company having a market value at that time of twice the Right's exercise price. If the Company is later acquired in a merger or similar transaction, all holders of Rights (other than the Acquiring Person) may, for $75.00, purchase shares of the acquiring corporation with a market value of $150.00. Rights held by the Acquiring Person will become void. The Rights Plan excludes from its operation IMS Health Incorporated (Note 12), and as a result, their holdings will not cause the Rights to become exercisable or nonredeemable or trigger the other features of the Rights. The Rights will expire on October 2, 2010, unless earlier redeemed by the Board at $0.001 per Right.

     The holders of Series A Junior Participating Preferred Stock in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board of Directors, quarterly dividends payable in cash in an amount per share equal to 100 times the aggregate per share amount of all cash dividends or non-cash dividends other than a dividend payable in share of common stock.

     Each share of Series A Junior Participating Preferred Stock shall entitle its holder to 100 votes.

RESTRICTED STOCK

     In May 2000, the Company issued 13,700 shares of restricted stock pursuant to restricted stock agreements with non-employees. Pursuant to the agreements, the Company shall cancel any unvested shares of common stock upon termination of services. Shares subject to the agreements vest over a four-year period, in equal annual installments, commencing on the first anniversary of the agreement date. The fair value of the restricted stock is determined based on a Black-Scholes pricing model at each reporting period. As of December 31, 2000, the Company cancelled 2,400 shares of unvested common stock upon termination of services. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.


     In October 2000, in connection with the acquisition of Erisco Managed Care Technologies, Inc. ("Erisco"), the Company issued 231,404 shares of restricted stock to certain employees of Erisco. In addition, the Company recorded a $3.5 million charge to deferred stock compensation. 115,702 of the shares subject to the agreement vest over a three-year period, in equal annual installments, commencing on the first anniversary of the agreement date, as long as the individual remains employed by the Company. The remaining 115,702 shares vest over a three-year period commencing on December 31, 2001 if certain revenue and operating income goals are achieved for the prior year.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.


     In December 2000, in connection with the acquisition of Resource Information Management Systems, Inc. ("RIMS"), the Company issued 82,553 shares of restricted stock to certain employees of RIMS. In addition, the Company recorded a $1.4 million charge to deferred stock compensation. Shares subject to the agreement vest over a three-year period, in equal annual installments, commencing on the first anniversary of the agreement date, as long as the individual remains employed by the Company. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.


10. INCOME TAXES

     The provision for (benefit of) income taxes consists of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2000      1999     1998
                                                              -------    -----    ----
                                                                   (IN THOUSANDS)
Current
  Federal...................................................  $  (242)   $ (48)   $143
  State.....................................................       30       22      22
                                                              -------    -----    ----
                                                                 (212)     (26)    165
                                                              -------    -----    ----
Deferred
  Federal...................................................   (4,989)    (164)    (71)
  State.....................................................     (647)     (23)    (12)
                                                              -------    -----    ----
                                                               (5,636)    (187)    (83)
                                                              -------    -----    ----
          Total income tax provision (benefit)..............  $(5,848)   $(213)   $ 82
                                                              =======    =====    ====

     The Company's effective tax rate differs from the statutory rate as shown in the following schedule:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                                2000       1999      1998
                                                              --------    -------    ----
                                                                    (IN THOUSANDS)
Tax provision (benefit) at federal statutory rate...........  $(16,356)   $(2,768)   $48
State income taxes, net of federal benefit..................    (2,405)      (385)     7
Increase in valuation allowance.............................     7,343      1,408     --
Goodwill amortization.......................................     3,434        699     --
Amortization of deferred stock compensation.................       657        412     --
Write off of acquired in-process technology.................       485        478     --
Other.......................................................       994        (57)    27
                                                              --------    -------    ---
Tax provision (benefit).....................................  $ (5,848)   $  (213)   $82
                                                              ========    =======    ===

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Temporary differences which gave rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------    -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 16,246    $ 5,381
  Reserves and accruals.....................................     2,096        425
  Deferred revenue..........................................       578         --
  Research credits..........................................        36         36
                                                              --------    -------
Deferred tax assets.........................................    18,956      5,842
                                                              --------    -------
Deferred tax liabilities:
  Deferred revenue..........................................        --         --
  Fixed assets..............................................        --       (446)
  Leases....................................................      (554)        --
  Depreciation..............................................      (461)        --
  Acquired intangible assets................................   (43,082)    (3,895)
  Other.....................................................        --        (93)
                                                              --------    -------
Deferred tax liabilities....................................   (44,097)    (4,434)
Valuation allowance.........................................        --     (1,408)
                                                              --------    -------
Net deferred taxes..........................................  $(25,141)   $    --
                                                              ========    =======

     Tax loss carryforwards at December 31, 2000 are approximately $27.2 million for federal purposes. The federal loss carryforward will start to expire in the year ended 2019. The ownership change provisions of the Internal Revenue Code of 1986 limit the availability of a portion of the net operating loss carryforwards. The annual limitation may result in the expiration of net operating losses before utilization.

     During 2000, the valuation allowance increased by $7.3 million due to the generation of deferred tax assets and subsequently decreased to zero due to the Company's use of the valuation allowance to offset deferred liabilities resulting from its acquisitions.

11. EMPLOYEE BENEFIT PLAN


     In January 1998, the Company adopted a defined contribution plan (the "401k Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986. Eligible employees may make voluntary contributions to the 401k Plan of up to 15% of their annual compensation, not to exceed the statutory amount, and the Company may make matching contributions. The Company has made no contributions since the 401k Plan's inception.


12. ACQUISITIONS

CREATIVE BUSINESS SOLUTIONS, INC.

     In February 1999, the Company acquired all of the outstanding shares of Creative Business Solutions, Inc. ("Creative Business Solutions"), an Internet solutions development company

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

specializing in the integration of healthcare information technology and contract programming solutions, and its majority owned subsidiary, HealthWeb Systems, Ltd. ("HealthWeb"), an Internet software and portal development company specializing in customized healthcare applications. The Company also acquired the remaining minority interest in HealthWeb. The acquisitions were accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date.


     The purchase price of approximately $3.3 million consisted of approximately $1.4 million in cash, 655,000 shares of common stock, notes payable of $270,000, assumed liabilities of $527,000 and acquisition costs of approximately $100,000. Included in the 655,000 shares of common stock issued in the acquisition were 131,000 shares held in escrow to secure indemnification obligations of the Creative Business Solutions and HealthWeb shareholders to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement. Such shares were released from escrow in February 2001. The fair value of the 655,000 shares of common stock issued in the acquisition was determined to be $1.1 million. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $2.5 million, of which $484,000 was allocated to acquired in-process technology and $2.1 million was allocated to goodwill, acquired workforce and customer list. An independent valuation was performed to determine the fair value of the identifiable intangible assets, including the portion of the purchase price attributed to the acquired in-process technology. At the date of acquisition, the Company determined the technological feasibility of HealthWeb's product was not established, and accordingly, wrote off the corresponding amount based on the percentage of completion at the acquisition date to acquired in-process technology. Approximately $650,000 in research and development had been spent by HealthWeb up to the date of the acquisition in an effort to develop the technology to produce a commercially viable product and to develop future releases with additional functionality, and the Company expected to introduce the final product by the end of 1999. The actual expense associated with the research and development of the HealthWeb product from the date of the acquisition through the end of 1999, when the product was released, was approximately $936,000.


MANAGEMENT AND TECHNOLOGY SOLUTIONS, INC.

     In April 1999, the Company acquired certain assets and liabilities from Management and Technology Solutions, Inc. ("MTS") in exchange for 60,000 shares of common stock. The acquisition was accounted for as a purchase. The assets included property and equipment, intellectual property, trademarks and licenses, and computer software and software licenses. As part of this transaction, the Company assumed liabilities consisting of lease obligations, a note payable and certain other accrued liabilities.

NOVALIS CORPORATION


     In November 1999, the Company acquired all the outstanding shares of the Novalis Corporation ("Novalis"). The purchase price of approximately $18.2 million consisted of cash in the amount of approximately $5.0 million, 549,786 shares of common stock with a value of $16.37 per share, assumed liabilities of $1.9 million and acquisition costs of approximately $2.3 million. Of the 549,786 shares of common stock which have been issued in connection with this acquisition, 366,524 shares of the common stock were held in escrow until November 2000, to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


covenant in the purchase agreement. At the expiration of the escrow period, 114,223 of the shares were returned to the Company and cancelled to satisfy a receivable from a former Novalis customer, and the balance of the escrow shares were released to the sellers.



     The acquisition of Novalis was accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair values of the assets purchased and liabilities assumed was $13.2 million, of which $923,000 was allocated to acquired in-process technology, and was written off in the year ended December 31, 1999, and $12.3 million was allocated to goodwill and intangible assets consisting of assembled workforce, core technology and customer lists. As of the acquisition date, Novalis was developing several enhancements to its proprietary software products which include claims processing, data warehouse, medical management, credentialing and data processing softwares. At the date of the acquisition, the Company determined the technological feasibility of these product enhancements was not established and there was no alternative use and accordingly, wrote off the corresponding amount based on the percentage of completion at the acquisition date to acquired in-process technology. Approximately $535,000 in research and development had been spent by Novalis up to the date of the acquisition in an effort to develop the next releases of the in-process and core technology. The future research and development expense associated with the in-process and core technology was estimated to be approximately $490,000. The in-process and core technology was scheduled to be released by June 30, 2000. The actual expense associated with research and development of the next releases of these products was approximately $486,000 and the various product release dates ranged between March 1, 2000 and May 31, 2000.


FINSERV HEALTH CARE SYSTEMS, INC.


     In December 1999, the Company acquired all of the outstanding shares of Finserv Health Care Systems, Inc. ("Finserv"). Finserv is a billing and accounts receivable management company focusing on the outpatient sector of the healthcare industry. The purchase price of approximately $5.8 million consisted of cash in the amount of approximately $1.8 million, 48,998 shares of common stock with a value of $30.61 per share, assumed liabilities of $1.5 million, and acquisition costs of approximately $1.0 million. The agreement also provides that an additional amount of shares, up to $750,000 in common shares (the "earnout consideration"), may be issued to the Finserv selling securityholders if certain milestones are achieved in the amount of up to $375,000 for each of the years ending December 31, 2000 and 2001. The milestones were not achieved in 2000. As a result, the total of the potential milestone payment is reduced to up to $375,000 in common shares. Of the 48,998 shares of common stock which have been issued in connection with this acquisition, 20,000 shares of common stock are held in escrow to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement.


     The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. The excess of the purchase price over the estimated fair value of the assets purchased and liabilities assumed was $4.7 million and was allocated to goodwill.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

HEALTHCARE MEDIA ENTERPRISES, INC.


     In January 2000, the Company acquired all of the outstanding shares of Healthcare Media Enterprises, Inc. ("HME"). HME's primary business focus is on software development, especially relating to the Internet, web design, and business to business portals. The purchase price of approximately $7.2 million consisted of cash in the amount of approximately $1.4 million, 87,359 shares of common stock with a value of $38.66 per share, assumed liabilities of $191,000 and acquisition costs of approximately $266,000. In December 2000, an additional 91,954 contingent shares of common stock with a value of $17.04 were issued upon the achievement of certain milestones in accordance with the original purchase agreement which resulted in an increase to goodwill of approximately $1.6 million. An additional 44,047 contingent shares of common stock were issued in accordance with a market value guarantee which did not effect the purchase price or goodwill. In January 2001, an additional 11,687 contingent shares of common stock with a value of $16.06 were issued in accordance with certain revenue commitment guarantees in the original purchase agreement. Of the 87,359 shares of common stock which were issued in connection with this acquisition, 17,472 shares of common stock were held in escrow to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement, until they were released to the seller in January 2001.



     The acquisition of HME was accounted for using the purchase method of accounting. The excess of the purchase price over the fair market value of the assets purchased and liabilities assumed was $6.8 million, of which $536,000 was allocated to acquired in-process technology, based upon an independent appraisal, and was expensed in January 2000, and $6.3 million was allocated to goodwill and intangible assets consisting of assembled workforce, core technology and customer lists. As of the acquisition date, HME was developing several enhancements to its proprietary software products for which technological feasibility had not been established and for which there were no alternative uses. Accordingly, the Company expensed the portion of the consideration allocated to in-process technology. Approximately $1.4 million in research and development had been spent up to the date of the acquisition in an effort to develop the next releases of the in-process technology. The future research and development expense associated with the in-process technology was estimated to be approximately $350,000, and the in-process technology was scheduled to be released by September 2000. Since the date of acquisition, the Company has decided to postpone the release of the in-process technology, and has incurred no further research and development expense related to the product.


     In valuing HME's developed, in-process and core technologies, the Company utilized the discounted cash flows method. The discounted cash flows method includes an analysis of the completion costs, cash flows and risks associated with achieving such cash flows. This income stream was tax effected and discounted to its present value to estimate the value of the core and in-process technologies. For purposes of this analysis, the Company used 20% and 25% discount rates for the core and in-process technologies, respectively. These discount rates are consistent with the risks inherent in achieving the projected cash flows. The amount allocated to in-process technology was determined by establishing the stage of completion of the in-process research and development project at the date of acquisition.

ERISCO MANAGED CARE TECHNOLOGIES, INC.

     In May 2000, the Company entered into an Agreement and Plan of Reorganization with Elbejay Acquisition Corp. ("Elbejay") a wholly owned subsidiary of the Company, IMS Health Incorporated

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


("IMS HEALTH"), and Erisco Managed Care Technologies, Inc. ("Erisco") pursuant to which Elbejay would merge with and into Erisco resulting in Erisco becoming a wholly owned subsidiary of the Company. In October 2000, the Company consummated the transaction, and Erisco became a wholly owned subsidiary of the Company. Erisco is a leading provider of software to the managed care industry. The purchase price of approximately $228.7 million consisted of 12,142,857 shares of common stock with a value of $15.89 per share, assumed liabilities of $30.0 million, which includes $14.2 million of deferred tax liability resulting from the difference between the book and tax basis of the intangible assets arising as a result of the acquisition and acquisition costs of approximately $5.8 million. In addition, the Company issued 231,404 shares of restricted stock to certain Erisco employees.


     The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair market values on the acquisition date. The excess of the purchase price over the estimated fair market value of the assets purchased and liabilities assumed was $188.1 million and was allocated to goodwill and intangible assets consisting of assembled workforce, core technology, trademarks and customer lists.

RESOURCE INFORMATION MANAGEMENT SYSTEMS, INC.

     On December 1, 2000, the Company acquired all of the issued and outstanding capital stock of Resource Information Management Systems, Inc., an Illinois corporation ("RIMS"), in accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of November 2, 2000 (the "Merger Agreement") by and among TriZetto, Cidadaw Acquisition Corp., a Delaware corporation and wholly owned subsidiary of TriZetto, RIMS, the shareholders of RIMS, and Terry L. Kirch and Thomas H. Heimsoth, and the First Amendment to Agreement and Plan of Merger, dated as of December 1, 2000 (the "First Amendment"), by and among TriZetto, Cidadaw Acquisition Corp., RIMS, the shareholders of RIMS, and Terry L. Kirch and Thomas H. Heimsoth. The acquisition was effected by a merger (the "Merger") of Cidadaw Acquisition Corp. with and into RIMS, with RIMS surviving the merger as a wholly owned subsidiary of TriZetto.


     The purchase price of approximately $99.3 million consisted of cash in the amount of $3.0 million, 2,588,427 shares of common stock with a value of $21.20 per share, the fair value of approximately 300,000 fully vested options assumed of $4.7 million, assumed liabilities of $35.7 million, which includes $16.6 million of deferred tax liability resulting from the difference between the book and tax basis of the intangible assets arising as a result of the acquisition and acquisition costs of approximately $1.0 million. In addition, the Company issued 82,553 shares of restricted stock to certain RIMS employees. Of the 2,588,427 shares of common stock which were issued in connection with this Merger, 517,685 shares of common stock are held in escrow to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement, and are scheduled to be released in December 2001.


     According to the terms and conditions of the Merger Agreement, the shares issued to effect the Merger are subject to lock-up restrictions such that 50% of the shares are released on the one-year anniversary of the Merger and 12.5% of the shares are released on the 15-month, 18-month, 21-month and two year anniversaries of the Merger. If the average closing price of the Company's common stock for the five trading days proceeding a lock-up release date is less than $17.50, the Company shall issue an additional number of the Company's common stock such that the total

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

number of shares eligible for sale on the lock-up release date (including shares sold prior to such date) has a value equal to $45,297,466.10 multiplied by the aggregate percentage of shares of the Company's common stock released as of such date, provided, however, that the Company in no event, shall be required to issue more than 647,107 additional shares. No effect has been included in the purchase accounting for the additional shares which may be issued as a result of this contingency.


     The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair market values on the acquisition date. The excess of the purchase price over the estimated fair market value of the assets purchased and liabilities assumed was $86.2 million, of which $890,000 was allocated to acquired in-process technology and was expensed in December 2000, and an estimated $85.3 million was allocated to goodwill and intangible assets consisting of assembled workforce, core technology and customer lists. Approximately $2.9 million in research and development had been spent up to the date of acquisition in an effort to develop the next release of the four products which represented the in-process technology. The future research and development expense, associated with the in-process technology was estimated to be approximately $900,000. The four products which represented the in-process technology were scheduled to be released by December 2001.


     In valuing RIMS' developed, in-process and core technologies, the Company utilized the discounted cash flows method. The discounted cash flows method includes an analysis of the completion costs, cash flows and risks associated with achieving such cash flows. This income stream was tax effected and discounted to its present value to estimate the value of the cored and in-process technologies. For purposes of this analysis, the Company used 20% and 25% discount rates for the core and in-process technologies, respectively. These discount rates are consistent with the risks inherent in achieving the projected cash flows. The amount allocated to in-process technology was determined by establishing the stage of completion of the in-process research and development project as of the date of acquisition.

     Upon the closing of the above transaction, the Company became liable for up to $745,000 related to costs to exit certain activities of the acquired enterprise. In addition, costs resulting from management's plan to involuntarily terminate or relocate certain employees of the acquired entity will be finalized in the quarter ended March 31, 2001. At December 31, 2000, the Company was still in the process of formulating the details of these costs.

     The purchase price allocations were based on the estimated fair value of the assets, on the date of purchases as follows (in thousands):

                                  CREATIVE
                                  BUSINESS
                                  SOLUTIONS   NOVALIS   FINSERV    HME      ERISCO     RIMS
                                  ---------   -------   -------   ------   --------   -------
Total current assets............   $  596     $ 2,612   $  827    $  336   $ 36,040   $ 7,048
Property, Plant, equipment and
  other noncurrent assets.......      175       2,434      276        88      4,523     6,100
Goodwill........................    1,338       2,807    4,666     5,595    129,578    36,086
Other intangible assets.........      726       9,427       --       686     58,570    49,210
Acquired in-process
  technology....................      484         923       --       536         --       890
                                   ------     -------   ------    ------   --------   -------
     Total purchase price.......   $3,319     $18,203   $5,769    $7,241   $228,711   $99,334
                                   ======     =======   ======    ======   ========   =======

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisitions of Novalis, Finserv, HME, Erisco, and RIMS occurred on January 1, 1999, including giving effect of amortization of goodwill and other intangibles and the write-off of acquired in-process technology (in thousands):

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Net revenue.................................................  $162,233    $151,846
Net loss....................................................  $(73,280)   $(74,279)
Net loss per share..........................................  $  (2.09)   $  (3.09)

     The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisitions of Creative Business Solutions, Novalis Corporation and Finserv occurred on January 1, 1998, giving effect to amortization of goodwill and other intangibles and the write-off of acquired in-process technology (in thousands):

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Net revenue.................................................  $ 58,706    $ 39,312
Net loss....................................................  $(15,177)   $(10,510)

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the entire period presented. In addition, they are not intended to be a projection of future results.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. SUPPLEMENTAL CASH FLOW DISCLOSURES


                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                2000       1999     1998
                                                              --------    ------    ----
                                                                    (IN THOUSANDS)
SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION
Cash paid for interest......................................  $    903    $  120    $ 59
Cash paid for income taxes..................................        62        42     705
NONCASH INVESTING AND FINANCING ACTIVITIES
Assets acquired through capital lease.......................     3,235     3,550     167
Deferred stock compensation.................................     5,411     6,383     482
Common stock issued for notes receivable....................        --        --      53
Issuance of notes payable to acquire software and software
  licenses..................................................        --     1,690      --
Common stock issued for Creative Business Solutions, Inc....        --     1,146      --
Notes payable issued for Creative Business Solutions,
  Inc.......................................................        --       270      --
Repurchase of shares in exchange for stockholder notes
  receivable................................................        --       700      --
Cancellation of Novalis escrowed shares for payment of notes
  receivable................................................     2,206        --      --
Common stock issued to purchase assets of Management and
  Technology Solutions, Inc.................................        --       140      --
Exercise of common stock warrants...........................        --       130
Common stock issued to purchase assets of Novalis
  Corporation...............................................        --     8,999      --
Common stock issued to purchase assets of Finserv Healthcare
  Systems, Inc..............................................        --     1,499      --
Issuance of common stock warrants...........................     1,716        --      --
Common stock issued for acquisition of Healthcare Media
  Enterprises, Inc..........................................     5,189        --      --
Common stock issued for acquisition of Erisco Managed
  Technologies, Inc.........................................   192,923        --      --
Common stock issued for acquisition of Resource Information
  Management Systems, Inc...................................    54,864        --      --
Options assumed for acquisition of Resource Management
  Information Systems, Inc..................................     4,718        --      --


14. SEGMENT INFORMATION

     The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires enterprises to report information about operating segments in annual financial statements and selected information about reportable segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

     The Company operates in two reportable segments: recurring or multi-year contractually based revenue, and revenue generated via non-recurring agreements. The Company's chief operating decision maker evaluates performance and allocates resources based on gross margin for these segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company's reportable segments are organized primarily by the nature of services provided. The reportable segments are managed separately because of the difference in marketing strategies, customer base and client approach. Financial information about segments is reported in the consolidated statements of operations. The Company does not identify assets by business segments.

     The Company's assets are all located in the United States, and all sales were to customers located in the United States.


     Recurring and non-recurring revenues by type of similar products and services are as follows (in thousands):



                                             FOR THE THREE
                                             MONTHS ENDED
                                               MARCH 31,       FOR THE YEAR ENDED DECEMBER 31,
                                           -----------------   --------------------------------
                                            2001      2000       2000        1999        1998
                                           -------   -------   --------    --------    --------
                                              (UNAUDITED)
ASP revenue..............................  $20,676   $11,967   $54,596     $19,448     $ 5,300
Software maintenance and annual license
  agreement revenue......................    9,647        --     7,215          --          --
                                           -------   -------   -------     -------     -------
  Recurring revenue......................   30,323    11,967    61,811      19,448       5,300
                                           -------   -------   -------     -------     -------
Consulting revenue.......................    6,930     5,750    26,051      13,478       6,131
Software license revenue.................    8,786        --     1,194          --          --
                                           -------   -------   -------     -------     -------
  Non-recurring revenue..................   15,716     5,750    27,245      13,478       6,131
                                           -------   -------   -------     -------     -------
Total revenue............................  $46,039   $17,717   $89,056     $32,926     $11,431
                                           =======   =======   =======     =======     =======

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15. SUBSEQUENT EVENTS (UNAUDITED)



     On April 12, 2001, the Company consummated an Agreement and Plan of Merger ("Plan of Merger") among the Company, Imare Acquisition Corp. ("Imare"), a wholly owned subsidiary of the Company, Trustco Holdings, Inc. ("Trustco"), and Infotrust Company ("Infotrust"), a wholly owned subsidiary of Trustco, pursuant to which Imare merged with and into Infotrust resulting in Infotrust becoming a wholly owned subsidiary of the Company. The purchase price consisted of 923,077 shares of common stock, 138,462 shares of which are held in escrow to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement, and are scheduled to be released in April 2002. In the event that the fair market value of the common stock as of the one-year and two-year anniversaries is less than $13.00, the Company shall issue additional shares of common stock, not to exceed an aggregate of 138,462 additional shares, based on the difference between $13.00 and the fair market value of the Company's common stock on each anniversary date.


     The acquisition will be accounted for using the purchase method of accounting, and accordingly, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. The excess of the purchase price over the estimated fair value of the tangible and intangible assets purchased and liabilities assumed will be allocated to goodwill upon completion of a independent valuation of the intangible assets.


     In April 2001, the Board of Directors approved an increase of 1,800,000 shares available for grant under the Plan. Such increase was approved by the stockholders at the Company's annual meeting held on May 16, 2001.



     In April 2001, the Company was served with a lawsuit alleging federal trademark infringement, unfair competition, false designation of origin, dilution, and state law claims for trademark infringement and unfair competition against the Company (see Note 8). The basis of the complaint is the plaintiff's contention that the Company's use of the trademark "HealtheWare" infringes plaintiff's alleged trademark "HEALTHware". No damages have been specified. No discovery has yet been conducted. The Company intends to vigorously defend the action, including asserting all appropriate counterclaims, and to oppose the plaintiff's application to register the "HEALTHware" mark in the United States Patent and Trademark Office. The Company is unable to estimate the range of possible loss, if any, from this litigation, and no accrual for any loss related to this matter has been made in the consolidated financial statements.

                                                                     SCHEDULE II

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                    BALANCE AT       ADDITIONS
                                    BEGINNING     CHARGED TO COSTS                   BALANCE AT
                                    OF PERIOD       AND EXPENSES      DEDUCTIONS    ENDING PERIOD
                                    ----------    ----------------    ----------    -------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  Year Ended December 31, 1998....    $  154           $  203           $  153(1)      $  204
  Year Ended December 31, 1999....    $  204           $  505           $  112(1)      $  597
  Year Ended December 31, 2000....    $  597           $1,357           $  734(1)      $1,220
DEFERRED TAX VALUATION ALLOWANCE
  Year Ended December 31, 1998....        --               --               --             --
  Year Ended December 31, 1999....        --           $1,408               --         $1,408
  Year Ended December 31, 2000....    $1,408           $7,393           $8,751(2)          --

---------------
(1) Deductions include the write off of uncollectible amounts with respect to accounts receivable.

(2) Utilization of the deferred tax valuation allowance to offset deferred tax liabilities generated in the acquisition of ERISCO Managed Care Technologies, Inc. in 2000.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES


UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA

     The following unaudited pro forma combined condensed consolidated statement of operations data is based on the historical financial statements of the TriZetto Group, Inc. ("TriZetto"), Erisco Managed Care Technologies, Inc. ("Erisco") and Resource Information Management Systems, Inc. ("RIMS") and has been prepared to illustrate the effect of the merger of TriZetto, Erisco and RIMS (the "Mergers").

     The unaudited pro forma combined condensed consolidated statement of operations data for the year ended December 31, 2000 assumes that the Mergers occurred as of January 1, 2000.

     The unaudited pro forma combined condensed consolidated statement of operations data should be read in conjunction with the historical financial statements and accompanying notes of TriZetto, included elsewhere in this prospectus, and the historical financial statements of Erisco and RIMS and accompanying notes incorporated by reference into this prospectus.

Erisco

     The Erisco merger, which was consummated on October 2, 2000, was accounted for under the purchase method of accounting in accordance with Accounting Principles Board ("APB") Opinion No. 16. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is created to the extent that the Erisco merger consideration, including certain acquisition and closing costs, exceeds the fair value of the net assets acquired. The Erisco merger created approximately $188.1 million in goodwill and other intangibles. This goodwill and other intangibles will be amortized on a straight-line basis over 3-5 years.

     The unaudited pro forma combined condensed consolidated statement of operations data is based on the issuance of 12,142,857 shares of TriZetto's common stock to effect the Erisco merger.

RIMS

     The RIMS merger, which was consummated on December 1, 2000, was accounted for under the purchase method of accounting in accordance with APB Opinion No.
16. The RIMS merger created approximately $86.2 million in goodwill and other intangibles. This goodwill and other intangibles will be amortized on a straight-line basis over 4-5 years.


     The unaudited pro forma combined condensed consolidated statement of operations data is based on the issuance of 2,588,427 shares of TriZetto's common stock to effect the RIMS merger. According to the terms and conditions of the Agreement and Plan of Merger ("Merger Agreement"), the shares issued to effect the RIMS merger are subject to Lock-Up Restrictions such that 50% of the shares are released on the one-year anniversary of the RIMS merger and 12.5% of the shares are released on the 15-month, 18-month, 21-month and 2-year anniversaries of the RIMS merger. If the average closing price of TriZetto's common stock for the five trading days proceeding a lock-up release date is less than $17.50, TriZetto shall issue an additional number of shares of TriZetto's common stock such that the total number of shares eligible for sale on the lock-up release date (including shares sold prior to such date) has a value equal to $45.3 million multiplied by the aggregate percentage of shares of TriZetto common stock released as of such date, provided, however, that TriZetto, in no event, shall be required to issue an aggregate number of additional shares in excess of 25% of the original shares issued. No effect has been included in the unaudited pro forma combined condensed consolidated statement of operations data for the additional shares which may be issued as a result of this contingency.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES



UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA
                                  (CONTINUED)


     The unaudited pro forma combined condensed consolidated statement of operations data for the year ended December 31, 2000 does not reflect future events that may occur after the Erisco and RIMS mergers. TriZetto believes that certain post-combination integration expenses resulting from combining the companies and certain operating expense synergies between TriZetto, Erisco and RIMS will be realized after the mergers. However, for purposes of the unaudited pro forma combined condensed consolidated statement of operations presented below, these expenses and synergies have not been reflected because TriZetto cannot assure you that they will be incurred or realized.

     The unaudited pro forma combined condensed consolidated statement of operations data for the year ended December 31, 2000 assumes that the Erisco and RIMS mergers occurred as of January 1, 2000, and therefore, include historical information for the nine months ended September 30, 2000 and for eleven months ended November 30, 2000 for Erisco and RIMS, respectively. The historical information presented for the year ended December 31, 2000 for TriZetto includes Erisco's historical information for the period from the date of the merger (October 2, 2000) through December 31, 2000, and RIMS' historical information for the period from the date of the merger (December 1, 2000) through December 31, 2000.

     The unaudited pro forma combined condensed consolidated statement of operations data are provided for informational purposes only and are not necessarily indicative of the results of operations had the mergers, in fact, occurred on January 1, 2000, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. Furthermore, the unaudited pro forma financial data are based upon assumptions that we believe are reasonable and should be read in conjunction with the consolidated financial statements and the accompanying notes thereto included elsewhere in or incorporated by reference into this prospectus.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES


                     UNAUDITED PRO FORMA COMBINED CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                     TWELVE MONTHS ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                            HISTORICAL     HISTORICAL
                                            NINE MONTHS   ELEVEN MONTHS
                               HISTORICAL      ENDED          ENDED
                                12/31/00      9/30/00       11/30/00       PRO FORMA       PRO FORMA
                                TRIZETTO      ERISCO          RIMS        ADJUSTMENTS        TOTAL
                               ----------   -----------   -------------   ------------     ---------
                                                                          (SEE NOTE 4)
Revenue:
  Recurring revenue..........   $ 61,811      $    --        $    --        $              $ 61,811
  Non-recurring revenue......     27,245           --             --                         27,245
  Software revenue...........         --       37,869         35,308                         73,177
                                --------      -------        -------                       --------
     Total revenue...........     89,056       37,869         35,308                        162,233
Cost of revenue:
  Recurring cost of
     revenue.................     54,929           --             --                         54,929
  Non-recurring cost of
     revenue.................     20,089           --             --                         20,089
  Software cost of revenue...         --       23,054         13,962                         37,016
                                --------      -------        -------                       --------
     Total cost of revenue...     75,018       23,054         13,962                        112,034
Gross profit.................     14,038       14,815         21,346                         50,199
Operating expenses:
  Research and development...      8,463        2,952          7,607                         19,022
  Selling, general and
     administrative..........     52,766        8,076         18,663          48,385(A)     127,890
  Amortization of deferred
     stock compensation......         --           --             --                             --
  Write-off of acquired in-
     process technology......      1,426           --             --            (890)(B)        536
                                --------      -------        -------        --------       --------
     Total operating
       expenses..............     62,655       11,028         26,270          47,495        147,448
Income (loss) from
  operations.................    (48,617)       3,787         (4,924)        (47,495)       (97,249)
Interest income..............      1,394           --             --                          1,394
Interest expense.............        883           --             --                            883
Other income (expense).......         --       (1,712)          (313)                        (2,025)
                                --------      -------        -------        --------       --------
Income (loss) before
  provision for (benefit of)
  income taxes...............    (48,106)       2,075         (5,237)        (47,495)       (98,763)
Provision for (benefit of)
  income taxes...............     (5,848)         894         (1,659)        (18,870)(C)    (25,483)
                                --------      -------        -------        --------       --------
Net income (loss)............   $(42,258)     $ 1,181        $(3,578)       $(28,625)      $(73,280)
                                ========      =======        =======        ========       ========
Net income (loss) per share
  Basic......................   $  (1.80)                                                  $  (2.10)
                                ========                                                   ========
  Diluted....................   $  (1.80)                                                  $  (2.10)
                                ========                                                   ========
  Basic......................     23,444                                                     34,965
                                ========                                                   ========
  Diluted....................     23,444                                                     34,965
                                ========                                                   ========

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES


                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

NOTE 1. SUMMARY OF TRANSACTION -- ERISCO

     In connection with TriZetto's acquisition of Erisco, TriZetto exchanged 12,143 shares of common stock, and assumed liabilities of $30.0 million for all of the outstanding shares of Erisco and incurred or are expecting to incur acquisition related costs of approximately $5.8 million. The estimated allocation of the purchase price was as follows:

Total current assets........................................  $ 36,040
Property and equipment and other noncurrent assets..........     4,523
Goodwill(a).................................................   129,578
Acquired workforce(b).......................................     6,330
Core technology(c)..........................................    31,210
Trade name(d)...............................................     8,870
Customer lists(e)...........................................    12,160
                                                              --------
                                                              $228,711
                                                              ========

-------------------------
(a) Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and will be amortized over five years.

(b) Acquired workforce was valued on a replacement cost basis and will be amortized on a straight line basis over a three-year period, the period of time TriZetto estimates it will benefit from the workforce.

(c) Core technology is being amortized on a straight line basis over three years.

(d) Trade name represents the intangible asset related to Erisco's trade name and is being amortized on a straight line basis over five years.

(e) Customer lists are being amortized on a straight line basis over five years.

NOTE 2. SUMMARY OF TRANSACTION -- RIMS

     In connection with TriZetto's acquisition of RIMS, TriZetto exchanged 2,588 shares of common stock, and assumed liabilities of approximately $35.7 million for all of the outstanding shares of RIMS and incurred or are expecting to incur acquisition related costs of approximately $1.0 million. The estimated allocation of the purchase price was as follows:

Total current assets........................................  $ 7,048
Property and equipment and other noncurrent assets..........    6,100
Goodwill(a).................................................   36,086
Acquired workforce(b).......................................   11,060
Core technology(c)..........................................   16,820
Customer lists(d)...........................................   21,330
Acquired in-process technology(e)...........................      890
                                                              -------
                                                              $99,334
                                                              =======

-------------------------
(a) Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and will be amortized over five years.

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES


                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)
                                 (IN THOUSANDS)

(b) Acquired workforce was valued on a replacement cost basis and will be amortized on a straight line basis over a five-year period, the period of time TriZetto estimates it will benefit from the workforce.

(c) Core technology is being amortized on a straight line basis over four years.

(d) Customer lists are being amortized on a straight line basis over five years.

(e) The valuation of the purchased in-process research and development of $890 was based on the result of valuation using the income approach and applying the percentage completion to the result. Under this method, value is dependent on the present value of future economic benefits to be derived from the ownership of an asset. Central to this method is an analysis of the earnings potential represented by the appraised asset and of the underlying risks associated by obtaining those earnings. Value indications are developed by discounting future net cash flows available for distribution to their present value at market-based rates of return. Management concluded that technological feasibility of the purchased in-process research and development had not been reached, and the technology had no alternative future uses. Accordingly, the amount was expensed immediately.

NOTE 3. UNAUDITED PRO FORMA COMBINED NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share and shares used in computing the net income (loss) per share for the year ended December 31, 2000 are based upon the historical weighted average common shares outstanding. Dilutive net income
(loss) per share reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. Potential common stock has been excluded from the computation of net loss per share as its effect would be anti-dilutive.

     The 12,143 and 2,588 shares of common stock issued in connection with the acquisition of ERISCO and RIMS, respectively, have been included in the calculation of pro forma basic and diluted net loss per share, as if they were outstanding for the entire year, as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2000
                                                              ----------------
                                                              BASIC    DILUTED
                                                              ------   -------
Shares used in computing basic and diluted net loss per
  share (historical)........................................  23,444   23,444
Adjustment to reverse the weighted average effect of the
  common stock issued in the acquisition of Erisco as of
  October 2, 2000...........................................  (3,019)  (3,019)
Adjustment to reverse the weighted average effect of the
  common stock issued in the acquisition of RIMS as of
  December 1, 2000..........................................    (191)    (191)
Adjustment to reflect common stock issued in the acquisition
  of Erisco.................................................  12,143   12,143
Adjustment to reflect common stock issued in the acquisition
  of RIMS...................................................   2,588    2,588
                                                              ------   ------
Shares used in computing pro forma basic and diluted net
  loss per share attributable to common stockholders........  34,965   34,965
                                                              ======   ======

                   THE TRIZETTO GROUP, INC. AND SUBSIDIARIES


                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                CONSOLIDATED STATEMENT OF OPERATIONS (CONTINUED)
                                 (IN THOUSANDS)

NOTE 4. PRO FORMA ADJUSTMENTS

     The following pro forma adjustments are based upon the value of the tangible and intangible assets acquired.

          (A) Represents the additional amortization of goodwill and other intangible assets over three to five years.

          (B) Represents the elimination of $890,000 to reverse the immediate write off of in-process technology resulting from the RIMS acquisition which is included in the historical 12/31/00 TriZetto Statement of Operations

          (C) Represents the additional reduction of deferred tax liabilities resulting from the amortization of intangible assets related to the Erisco and RIMS merger.

------------------------------------------------------
------------------------------------------------------

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER THE TRIZETTO GROUP, INC. NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                         -----------------------------

                               TABLE OF CONTENTS
                         -----------------------------


                                      PAGE
                                      ----
Prospectus Summary..................    1
Summary Consolidated Financial
  Data..............................    4
Recent Developments.................    4
Risk Factors........................    5
Special Note Regarding
  Forward-Looking Statements........   16
Use of Proceeds.....................   16
Dividend Policy.....................   17
Price Range of Our Common Stock.....   17
Capitalization......................   18
Selected Consolidated Financial
  Data..............................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   21
Business............................   31
Management..........................   40
Selling Stockholders................   43
Underwriting........................   44
Legal Matters.......................   47
Experts.............................   47
Where You Can Find Additional
  Information.......................   47
Index to Consolidated Financial
  Statements........................  F-1


------------------------------------------------------
------------------------------------------------------
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                                      LOGO
                                5,000,000 SHARES

                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------
                          Joint Book-Running Managers
                            BEAR, STEARNS & CO. INC.

                                  UBS WARBURG

                           -------------------------
                              SALOMON SMITH BARNEY

                                          , 2001


------------------------------------------------------
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate (except as indicated) of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. Registrant will pay all of these expenses.

SEC registration fee........................................  $20,643
NASD filing fee.............................................    8,757
Nasdaq National Market application fee......................        *
Printing expenses...........................................        *
Legal fees and expenses (other than Blue Sky)...............        *
Accounting fees and expenses................................        *
Blue sky fees and expenses..................................    5,000
Transfer agent fees.........................................        *
Miscellaneous...............................................        *
                                                              -------
  Total.....................................................        *
                                                              =======

-------------------------
* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our Bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"). We believe that indemnification under our Bylaws covers at least negligence and gross negligence by indemnified parties, and permits us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. We maintain liability insurance for our officers and directors.

     In addition, our Certificate of Incorporation provides that, pursuant to the DGCL, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty to us and our stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under the DGCL. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     We have entered into separate indemnification agreements with our directors and officers. These agreements require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to our best interests), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

     Under the terms of the underwriting agreement, the underwriters have agreed to indemnify, under certain conditions, us, our directors, certain of our officers and persons who control the us within the meaning of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
      1.1      Form of Underwriting Agreement*
      2.1      Agreement and Plan of Reorganization, dated as of May 16,
               2000, by and among TriZetto, Elbejay Acquisition Corp., IMS
               Health Incorporated and Erisco Managed Care Technologies,
               Inc. (Incorporated by reference to Exhibit 2.1 of TriZetto's
               Form 8-K as filed with the SEC on May 19, 2000, File No.
               000-27501)
      2.2      Agreement and Plan of Merger, dated as of November 2, 2000, by and among TriZetto, Cidadaw Acquisition Corp., Resource
               Information Management Systems, Inc. ("RIMS"), the
               shareholders of RIMS, Terry L. Kirch and Thomas H. Heimsoth
               (Incorporated by reference to Exhibit 2.1 of TriZetto's Form
               8-K as filed with the SEC on December 18, 2000, File No.
               000-27501)
      2.3      First Amendment to Agreement and Plan of Merger, dated as of
               December 1, 2000, by and among TriZetto, Cidadaw Acquisition
               Corp., RIMS, the shareholders of RIMS, Terry L. Kirch and
               Thomas H. Heimsoth (Incorporated by reference to Exhibit 2.2 of TriZetto's Form 8-K as filed with the SEC on December 18,
               2000, File No. 000-27501)
      4.1      Specimen common stock certificate (Incorporated by reference to Exhibit 4.1 of TriZetto's Registration Statement on Form
               S-1/A as filed with the SEC on September 14, 1999, File No.
               333-84533)
      4.2      Rights Agreement, dated October 2, 2000, by and between
               TriZetto and U.S. Stock Transfer Corporation (Incorporated
               by reference to Exhibit 2.1 of TriZetto's Form 8-A12G as
               filed with the SEC on October 19, 2000, File No. 000-27501)
      5.1      Opinion of Stradling Yocca Carlson & Rauth, a Professional
               Corporation*
     23.1      Consent of PricewaterhouseCoopers LLP
     23.2      Consent of KPMG LLP
     23.3      Consent of Stradling Yocca Carlson & Rauth (included in
               Exhibit 5.1)*
     24.1      Power of Attorney (included on the signature page to this
               Registration Statement -- see page II-4)**


-------------------------
 * To be filed by amendment.


**Previously filed.

ITEM 17. UNDERTAKINGS.

     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) For purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 24th day of May 2001.


                                          THE TRIZETTO GROUP, INC.

                                          By:    /s/ JEFFREY H. MARGOLIS
                                            ------------------------------------
                                                    Jeffrey H. Margolis
                                            Chairman of the Board, President and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----
              /s/ JEFFREY H. MARGOLIS                Chairman of the Board, President  May 24, 2001
---------------------------------------------------    and Chief Executive Officer
                Jeffrey H. Margolis                   (Principal Executive Officer)

                         *                               Senior Vice President of      May 24, 2001
---------------------------------------------------  Finance, Chief Financial Officer
               Michael J. Sunderland                          and Secretary
                                                         (Principal Financial and
                                                           Accounting Officer)

                         *                                       Director              May 24, 2001
---------------------------------------------------
                 William E. Fisher

                         *                                       Director              May 24, 2001
---------------------------------------------------
              Willard A. Johnson, Jr.

                         *                                       Director              May 24, 2001
---------------------------------------------------
                  Paul F. LeFort
                                                                 Director
---------------------------------------------------
                 Donald J. Lothrop

                         *                                       Director              May 24, 2001
---------------------------------------------------
                   Eric D. Sipf
                                                                 Director
---------------------------------------------------
                  David M. Thomas

           *By: /s/ JEFFREY H. MARGOLIS
    -------------------------------------------
                Jeffrey H. Margolis
                as attorney-in-fact

                                 EXHIBIT INDEX


    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
      1.1      Form of Underwriting Agreement*
      2.1      Agreement and Plan of Reorganization, dated as of May 16,
               2000, by and among TriZetto, Elbejay Acquisition Corp., IMS
               Health Incorporated and Erisco Managed Care Technologies,
               Inc. (Incorporated by reference to Exhibit 2.1 of TriZetto's
               Form 8-K as filed with the SEC on May 19, 2000, File No.
               000-27501)
      2.2      Agreement and Plan of Merger, dated as of November 2, 2000, by and among TriZetto, Cidadaw Acquisition Corp., Resource
               Information Management Systems, Inc. ("RIMS"), the
               shareholders of RIMS, Terry L. Kirch and Thomas H. Heimsoth
               (Incorporated by reference to Exhibit 2.1 of TriZetto's Form
               8-K as filed with the SEC on December 18, 2000, File No.
               000-27501)
      2.3      First Amendment to Agreement and Plan of Merger, dated as of
               December 1, 2000, by and among TriZetto, Cidadaw Acquisition
               Corp., RIMS, the shareholders of RIMS, Terry L. Kirch and
               Thomas H. Heimsoth (Incorporated by reference to Exhibit 2.2 of TriZetto's Form 8-K as filed with the SEC on December 18,
               2000, File No. 000-27501)
      4.1      Specimen common stock certificate (Incorporated by reference to Exhibit 4.1 of TriZetto's Registration Statement on Form
               S-1/A as filed with the SEC on September 14, 1999, File No.
               333-84533)
      4.2      Rights Agreement, dated October 2, 2000, by and between
               TriZetto and U.S. Stock Transfer Corporation (Incorporated
               by reference to Exhibit 2.1 of TriZetto's Form 8-A12G as
               filed with the SEC on October 19, 2000, File No. 000-27501)
      5.1      Opinion of Stradling Yocca Carlson & Rauth, a Professional
               Corporation*
     23.1      Consent of PricewaterhouseCoopers LLP
     23.2      Consent of KPMG LLP
     23.3      Consent of Stradling Yocca Carlson & Rauth (included in
               Exhibit 5.1)*
     24.1      Power of Attorney (included on the signature page to this
               Registration Statement -- see page II-4)**


-------------------------
 * To be filed by amendment.


**Previously filed.